     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1996



                                                   REGISTRATION NUMBER 333-06715

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ENERGY VENTURES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   DELAWARE                                     04-2515019
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)
         5 POST OAK PARK, SUITE 1760                      BERNARD J. DUROC-DANNER
          HOUSTON, TEXAS 77027-3415                        ENERGY VENTURES, INC.
                (713) 297-8400                          5 POST OAK PARK, SUITE 1760
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE             HOUSTON, TEXAS 77027-3415
  NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S                 (713) 297-8400
         PRINCIPAL EXECUTIVE OFFICES)             (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                                              TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT
                                                               FOR SERVICE)


                                   COPIES TO:

                CURTIS W. HUFF                                R. JOEL SWANSON
         FULBRIGHT & JAWORSKI L.L.P.                       BAKER & BOTTS, L.L.P.
          1301 MCKINNEY, SUITE 5100                   ONE SHELL PLAZA, 910 LOUISIANA
          HOUSTON, TEXAS 77010-3095                      HOUSTON, TEXAS 77002-4995
                (713) 651-5151                                (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

==========================================================================================
                                               PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                             AGGREGATE                AMOUNT OF
SECURITIES TO BE REGISTERED                     OFFERING PRICE          REGISTRATION FEE
- ------------------------------------------------------------------------------------------
Common Stock, $1.00 par value..............      $127,031,250(1)           $43,804(1)
- ------------------------------------------------------------------------------------------
Common Stock, $1.00 par value..............      $  6,750,000(2)           $ 2,302(2)
==========================================================================================



(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933 and based upon the average of the high and low sale prices of Common Stock as reported by the New York Stock Exchange on June 21, 1996. This fee was previously paid.



(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933 and based upon the average of the high and low sale prices of Common Stock as reported by the New York Stock Exchange on June 25, 1996.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED JUNE 27, 1996


PROSPECTUS


                                3,500,000 SHARES


[ENERGY VENTURES LOGO]        ENERGY VENTURES, INC.

                                  COMMON STOCK
                          ---------------------------


     Of the 3,500,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Energy Ventures, Inc. (the "Company") offered hereby (this "Offering"), 3,000,000 shares are being offered by the Company and 500,000 shares are being offered for the account of certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders" and "Underwriting".



     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "EVI". On June 26, 1996, the last reported sales price for the Common Stock as reported on the NYSE was $33 1/2 per share. See "Price Range of Common Stock and Dividend Policy".

                          ---------------------------

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
     SEE "RISK FACTORS" ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN
                        INVESTMENT IN THE COMMON STOCK.
                          ---------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                  UNDERWRITING                    PROCEEDS TO
                                    PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                     PUBLIC      COMMISSIONS(1)    COMPANY(2)   STOCKHOLDERS(2)
- ------------------------------------------------------------------------------------------------
Per Share.......................        $              $               $               $
- ------------------------------------------------------------------------------------------------
Total(3)........................        $              $               $               $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------



(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".



(2) Before deducting expenses payable by the Company estimated at $450,000 and before deducting expenses payable by the Selling Stockholders estimated at $10,000.


(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
     Company will be $          , $          and $          , respectively. See
     "Underwriting".
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares of Common Stock offered will be made at the offices
of Lehman Brothers Inc., New York, New York on or about             , 1996.
                          ---------------------------
LEHMAN BROTHERS
            DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                         JEFFERIES & COMPANY, INC.

                                     PRUDENTIAL SECURITIES INCORPORATED

                                               SCHRODER WERTHEIM & CO.
            , 1996

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          (c) The Company's Current Report on Form 8-K dated June 24, 1996; and

          (d) The Company's Current Report on Form 8-K dated July 13, 1995, as amended by the Current Report on Form 8-K/A dated August 17, 1995, as amended by Amendment No. 2 to the Form 8-K/A dated May 7, 1996.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, Attention:
Secretary (Telephone number: (713) 297-8400).

GATEFOLD OUTSIDE FRONT COVER
- ----------------------------

        Diagram of organizational structure setting forth the Company's operating divisions and associated product names.




GATEFOLD INSIDE FRONT PAGES
- ---------------------------

        Drawings of various oil and gas drilling equipment manufactured or used by the Company overlaid on an artist's rendition of an oil and gas formation.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" shall mean Energy Ventures, Inc. and its subsidiaries. Unless otherwise noted herein, the information contained in this Prospectus assumes the Underwriters' over-allotment option will not be exercised. An investment in the Common Stock offered hereby involves a high degree of risk, and investors should carefully consider the information set forth under the heading "Risk Factors".

                                  THE COMPANY

     Energy Ventures, Inc. is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company operates through two business segments: oilfield equipment and contract drilling. The oilfield equipment segment manufactures drill pipe, premium tubulars and a complete line of downhole tools used in the production of oil and natural gas. The contract drilling segment primarily provides barge drilling and workover services in the inland waters of the U.S. Gulf Coast. The Company also provides international drilling services in Nigeria, Argentina and Peru.

     The Company has achieved significant growth in recent years through a consistent strategy of focused, synergistic acquisitions and internal development. Acquisitions have sought to take advantage of the consolidating nature of the industry and have concentrated on under-utilized fixed assets, proprietary technology and name brand product lines. Internal development has focused on product development, manufacturing enhancements and international expansion.

     The Company's growth strategy has resulted in the Company becoming the leader in many of its principal markets. The Company is currently the largest manufacturer and supplier of drill pipe in the world, the largest manufacturer of premium tubulars in North America and the second largest operator of barge rigs in the U.S. Gulf Coast area. The Company also believes that it is one of the two largest manufacturers of rod lift equipment in the world and the largest manufacturer of drill collars and heavyweight drill pipe in the world.

     The Company's strategy for growth has resulted in substantial increases in the Company's revenues and income. During 1995, the Company's revenues, operating income and income from continuing operations were $351.6 million, $32.4 million and $11.3 million, respectively, up from $248.5 million, $19.5 million and $4.6 million, respectively, in 1994. This growth has continued through the first quarter of 1996, with the Company reporting revenues, operating income and income from continuing operations of $110.0 million, $10.8 million and $4.3 million, respectively, compared to $72.7 million, $6.7 million and $1.6 million, respectively, for the first quarter of 1995.

  Tubular Products

     The Company's tubular product lines are comprised of drill pipe and premium tubulars. Both product lines are designed and engineered for high performance applications. Drill pipe serves as the principal mechanical drilling tool needed to drill an oil or natural gas well. Drill pipe must be designed and manufactured to provide a reliable connection from the drilling rig to the drill bit thousands of feet below the surface. Premium tubulars consist of the tubing and casing that are used for the production of oil and natural gas in harsh downhole environments, typically deep natural gas and offshore wells, where pressure, temperature and corrosive elements are extreme. The term "premium" refers to seamless tubulars with high alloy chemistry, specific molecular structure and highly engineered connections. Although all aspects of premium tubulars have high specifications, the engineered connections have the most critical performance criteria.

     The drill pipe market has recently experienced significant growth as demand for new drill pipe increased due to a decline in the worldwide inventory of used drill pipe. The Company is benefitting from this improvement in market conditions as the largest supplier of drill pipe. The Company's backlog of drill pipe was $76.6 million at June 1, 1996. The Company is also expanding its international drill pipe and premium tubular operations through a recently completed long-term exclusive manufacturing arrangement with Oil

Country Tubular Limited ("OCTL") in India. This arrangement provides the Company the potential to materially increase its worldwide production of drill pipe and premium tubulars and a strategic location to penetrate the growing Eastern Hemisphere market.

     The premium tubular market has also begun to show significant improvement. This improvement is due in large part to increased offshore drilling activity. The demand for premium tubular products has historically followed changes in offshore drilling activity, with a six to 12 month lag. The Company's premium tubular business is also expected to benefit from the Company's recent acquisition of ENERPRO International, Inc. ("ENERPRO"), a provider of engineered connections. The ENERPRO acquisition completed the Company's Atlas Bradford(TM) line of premium engineered connections. ENERPRO's technologically advanced designs filled significant gaps in the Company's premium connection product line. This broader line is expected to allow the Company to penetrate new markets without the substantial costs and time delays inherent in the introduction of any new premium connection. In addition, as a result of the ENERPRO acquisition, the Company has become the largest provider of oilfield premium connections in North America and has broadened its international presence.

     To further expand the range of premium tubular products that may be provided by the Company, the Company recently entered into an agreement to acquire Tubular Corporation of America, Inc. ("TCA"), a manufacturer of premium casing, for 500,000 shares of Common Stock and approximately $30 million in cash, notes and assumed debt. The Company intends to integrate the operations of TCA with those of its tubular products division and offer the TCA line of premium casing products in conjunction with the Company's Atlas Bradford line of engineered connections. TCA will provide the Company with significant incremental production capacity with its current operating rate of approximately 50%. The Company also expects to benefit from the TCA acquisition through manufacturing cost savings, product line synergies and a consolidation of overhead. The acquisition of TCA is subject to various conditions, including the receipt of all required regulatory approvals and the expiration of all waiting periods, and will be financed with a portion of the net proceeds of this Offering. Although there can be no assurance that the TCA transaction will close, the Company currently anticipates that the acquisition will be consummated shortly after the receipt of such regulatory approvals.

  Production Equipment: Artificial Lift and Completion

     The Company manufactures a complete line of patented and proprietary artificial lift and completion products. The Company's artificial lift product line is focused primarily on rod lift, utilizes patented and proprietary technology and is fully integrated from the downhole pump to the above-ground motor and pumping unit. To the Company's knowledge, none of its competitors has as broad a product line. The Company's completion products are used in the completion phase and throughout the production life of oil and gas wells. The Company's completion line covers an increasingly large range of completion and production applications.

     The Company's artificial lift products include fluid packed pumps, progressive cavity pumps, continuous and coupled sucker rods, pumping units, motors, control systems and gas lift equipment. The Company also provides installation and maintenance services for its artificial lift customers. The Company's completion products include packers, completion systems, flow control equipment and service tools. Many of the Company's products, such as the Corod(R) continuous sucker rod and the RotaFlex(TM) pumping unit, are patented or proprietary and provide the customer with innovative solutions to production problems.

  Contract Drilling

     The Company's contract drilling operations are concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the U.S. Gulf Coast where conventional jack-up rigs cannot operate. The Company is the second largest operator of barge rigs in this market. The Company's domestic barge rig fleet consists of 16 drilling rigs and 19 workover rigs. The Company also has a fleet of six platform rigs for use in the Gulf of Mexico. Most of the Company's rigs were acquired at times when market conditions were depressed and at prices substantially below replacement costs. The Company was recently awarded an exclusive one-year alliance to provide barge rig completion and workover services for Texaco, Inc. ("Texaco") in the United States Gulf Coast.

     Internationally, the Company operates one barge rig in Nigeria, has one platform rig operating and one platform rig available for operation in Peru and has four land rigs operating in Argentina. The Company has recently entered into an agreement with Noble Drilling Corporation ("Noble") to acquire Noble's two barge rigs that are currently operating in Nigeria for total consideration of $24.5 million in cash and a $7.5 million drill pipe credit. The Company expects that both rigs will be placed under three-year contracts currently being negotiated with The Shell Petroleum Development Company of Nigeria Ltd. ("Shell Nigeria"). The Company also has entered into a letter of intent with Chevron Nigeria Limited ("Chevron") to redeploy one of the Company's Gulf Coast barge rigs from the United States to Nigeria to operate under a three-year contract. The cost to the Company to retrofit this rig for the Chevron contract is estimated at $9 million. These transactions will increase the Company's international presence and expand its fleet of deep drilling barge rigs equipped for the foreign markets to take advantage of anticipated improvements in international demand for barge drilling as reserves in the transition zones of the world's oil and gas producing countries are developed. Each of these transactions is subject to various conditions, including the receipt of certain long-term contracts for the rigs. Although there can be no assurance that the Noble or Chevron transactions will close, the Company currently anticipates that the Noble acquisition will be consummated in July 1996 and that the Chevron contract will begin in the fourth quarter of 1996.

                                  THE OFFERING


Common Stock offered by:
  The Company................................  3,000,000 shares
  The Selling Stockholders...................  500,000 shares
Common Stock outstanding after
  this Offering(a)...........................  22,367,797 shares
Use of proceeds..............................  Net proceeds to the Company will be used (i)
                                               to finance the TCA acquisition, including the
                                               payment of up to $30 million cash for the
                                               acquisition and the repayment of debt of TCA,
                                               (ii) to reduce indebtedness of up to $24.5
                                               million that is expected to be incurred as a
                                               result of the Noble rig acquisition, (iii) to
                                               retrofit a barge rig for deployment to Nigeria
                                               for Chevron at a cost of approximately $9
                                               million and (iv) for general corporate
                                               purposes. See "Use of Proceeds".
New York Stock Exchange Symbol...............  EVI


- ---------------

(a) Includes 500,000 shares of Common Stock to be issued in the TCA acquisition, but excludes an aggregate of 956,100 shares of Common Stock subject to outstanding options granted under the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan and Amended and Restated Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain summary historical and pro forma condensed consolidated financial data of the Company. The unaudited pro forma condensed consolidated statements of income give effect to the proposed acquisition of TCA, the acquisition of Prideco, Inc. ("Prideco") on June 30, 1995, and this Offering and the application of the net proceeds to the Company therefrom as if these transactions occurred on January 1, 1995. The as adjusted balance sheet data gives effect to the sale of Common Stock from this Offering and the acquisition of TCA as if these transactions had occurred on March 31, 1996. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1995, or that may be achieved in the future. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, the Selected Consolidated Financial Data, the Pro Forma Condensed Consolidated Statements of Income and the Company's Consolidated Financial Statements and the related notes thereto included elsewhere herein.


                                                                                                                     PRO
                                                                                                                    FORMA
                                                  HISTORICAL                                   HISTORICAL         ---------
                                       --------------------------------     PRO FORMA      -------------------      THREE
                                                  YEAR ENDED               ------------       THREE MONTHS         MONTHS
                                                 DECEMBER 31,               YEAR ENDED       ENDED MARCH 31,        ENDED
                                       --------------------------------    DECEMBER 31,    -------------------    MARCH 31,
                                         1993        1994        1995          1995         1995        1996        1996
                                       --------    --------    --------    ------------    -------    --------    ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues...........................  $246,017    $248,537    $351,587      $430,368      $72,660    $110,042    $122,505
  Cost of sales......................   181,742     181,137     262,293       332,504       53,156      83,540      94,482
  Selling, general and administrative
    expenses.........................    45,720      47,931      56,854        61,408       12,850      15,732      16,347
                                       --------    --------    --------      --------      -------    --------    --------
  Operating income...................    18,555      19,469      32,440        36,456        6,654      10,770      11,676
  Interest income (expense), net.....    (7,209)    (13,505)    (16,605)      (12,179)      (3,958)     (3,944)     (3,046 )
  Other income (expense), net........     1,465         484         556            38          (66)       (140)       (140 )
  Income tax expense.................    (4,864)     (1,806)     (5,080)       (7,339)        (999)     (2,339)     (2,678 )
                                       --------    --------    --------      --------      -------    --------    --------
  Income from continuing
    operations.......................  $  7,947    $  4,642    $ 11,311      $ 16,976      $ 1,631    $  4,347    $  5,812
                                       ========    ========    ========      ========      =======    ========    ========
  Earnings per share from continuing
    operations.......................  $   0.66    $   0.37    $   0.77      $   0.88      $  0.13    $   0.24    $   0.27
  Weighted average shares
    outstanding......................    12,067      12,629      14,724        19,336       12,659      18,421      21,921
OTHER DATA:
  EBITDA(a)..........................  $ 32,301    $ 34,221    $ 53,820      $ 61,575      $11,051    $ 16,810    $ 18,455
  Depreciation and amortization......    12,281      14,268      20,824        25,081        4,463       6,180       6,919
  Capital expenditures...............    14,885      19,607      32,690            --        5,296       7,270          --



                                                                                                  MARCH 31, 1996
                                                                                            --------------------------
                                                                                            HISTORICAL     AS ADJUSTED
                                                                                            ----------     -----------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets............................................................................   $495,895       $ 607,310
  Net working capital.....................................................................    147,363         218,339
  Long-term debt..........................................................................    124,838         124,838
  Stockholders' investment................................................................    232,402         344,177


- ---------------

(a) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

                                  RISK FACTORS


     An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be carefully considered, together with the information provided elsewhere in this Prospectus, in evaluating an investment in the Common Stock offered hereby. In addition, this Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those expressed in such forward-looking statements due to a number of factors described in this Prospectus, including those set forth below.


DEPENDENCE ON VOLATILE OIL AND GAS INDUSTRY

     The demand for and pricing of the Company's products and services are substantially dependent upon domestic and worldwide levels of exploration and production, including the number of oil and gas wells being drilled, the depth and drilling conditions of the wells, the number of well completions and the level of workover activity. Exploration and development activity is largely dependent on prevailing oil and natural gas prices. Prices for oil and natural gas have historically been extremely volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas, domestic and worldwide economic conditions and political instabilities in oil producing countries.

     The demand for the Company's tubular products and contract drilling services are particularly affected by the price of natural gas and the level of oil and gas exploration activity, while the demand for the Company's artificial lift equipment is directly dependent on oil production activity. Sales of the Company's artificial lift products are currently primarily concentrated in North America and are affected by the level of oil production from older wells in addition to oil prices. The Company's international contract drilling services are affected by the level of exploration activity in the countries in which it provides those services, while its domestic drilling operations are materially dependent on the level of exploration activity in the U.S. Gulf Coast and domestic natural gas prices. Exploration and production activity is also affected by worldwide economic conditions, supply and demand for oil and natural gas, seasonal trends and the political stability of oil producing countries.

     An agreement for the resumption of export sales of oil from Iraq was recently reached with the United Nations. This agreement is expected to result in a marginal increase in the worldwide supply of oil. The impact of the resumption of export sales of oil by Iraq on the worldwide price of oil and its related effect on the markets which the Company serves is uncertain.

     Prices for oil and natural gas are expected to continue to be volatile and to affect the demand for and pricing of the Company's products and services. A material decline in natural gas or crude oil prices could materially adversely affect the demand for, and sales of, the Company's products and services. Industry conditions will continue to be influenced by numerous factors over which the Company has no control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS OF FOREIGN OPERATIONS

     During 1995, 1994 and 1993, approximately 38%, 36% and 40%, respectively, of the Company's total revenues were earned outside the United States based upon the ultimate destination in which products or services were sold, shipped or provided to the customer by the Company. Operations and sales in foreign markets are subject to substantial competition from large multi-national corporations and government-owned entities and to a variety of local laws and regulations requiring qualifications, use of local labor, the provision of financial assurances or other restrictions and conditions on operations. Foreign operations are also subject to risks associated with doing business outside the United States, including risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Foreign operations may also subject the Company to risks relating to fluctuations in currency exchange rates. However, to date, currency fluctuations have not had a material adverse impact on the Company.

     The Company's current and proposed Nigerian operations are also subject to certain risks relating to political instability in Nigeria and the possibility of the adoption of legislation by the U.S. Congress, which, if enacted, could restrict the ability of the Company and its customers to engage in trade and invest in Nigeria. To date, the Company has not been materially affected by the political instability in Nigeria. Other rig contractors, however, have in the past experienced work stoppages and delays relating to civil unrest in Nigeria. In addition, although no legislation materially restricting United States trade with Nigeria has been enacted to date, there is currently pending before the United States Congress legislation that would restrict future trade and investment in Nigeria. If such legislation were to be enacted, the Company's rig operations in Nigeria could either be required to be terminated or materially curtailed. The legislation could also prevent the Company from operating the Noble rigs if they are acquired. In addition to reducing or eliminating a source of revenue and income, the Company could be required to redeploy its rigs out of Nigeria. The costs of such redeployment might not be reimbursable, and such costs, together with the costs associated with a termination of operations in Nigeria, could have a material adverse impact on results. Revenues and operating income attributable to the Company's Nigerian operations for the year ended December 31, 1995, were $8.8 million and $2.4 million, respectively. Revenues and operating income attributable to the Company's Nigerian operations for the three months ended March 31, 1996, were $2.4 million and $0.5 million, respectively.

     The Company currently has drill pipe and other products manufactured for it by OCTL in India under a long-term exclusive manufacturing arrangement with OCTL. Operations in India are subject to various political and economic risks as well as financial risks with respect to OCTL. The Company has sought to minimize the risks of this operation through its manufacturing arrangement and insurance. In this regard, the Company's arrangement with OCTL is structured to minimize the Company's risk to its initial $8 million deposit payment with OCTL, the raw materials provided to OCTL for the manufacture of the Company's products and working capital associated with the operations.

     The Company also has manufacturing operations in Mexico, Brazil and China and, in addition to Nigeria, has rigs operating in Peru and Argentina. The Company's operations in each of these countries are subject to various political and economic conditions which could disrupt operations. The Company generally seeks to obtain, where economical, insurance against certain political risks and attempts to structure its contracts and arrangements in the foreign countries in which it operates in a manner that would minimize the exposure of its assets to losses in those countries. Such efforts include structuring substantially all of its sales and service contracts to be in United States dollars and utilizing lease arrangements and joint ventures for manufacturing facilities, such as the one with OCTL, so as not to require substantial investment of funds in fixed assets in foreign countries. Although the Company believes that its exposure to foreign risks is not materially greater than that of its competitors, there can be no assurance that disruptions will not occur in the Company's foreign operations or that any losses that do occur will be covered by insurance. See "Business -- Foreign Operations".

OPERATING RISKS AND INSURANCE

     The Company's operations are subject to hazards inherent in the oil and gas industry, such as fires, explosions, craterings, blowouts and oil spills, that can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. In addition, claims for loss of oil and gas production and damages to formations can occur in the workover business. The Company's offshore operations also are subject to hazards inherent in marine operations, such as capsizings, groundings, collisions, damage from weather, sea damage or unsound location. Litigation arising from an occurrence at a location where the Company's products or services are used or provided may in the future result in the Company being named as a defendant in lawsuits asserting potentially large claims. See "Business -- Insurance".

     The Company maintains insurance coverage that it believes to be customary in the industry against these hazards and, whenever possible, obtains agreements from customers providing for indemnification against liability to others. However, insurance and indemnification agreements may not provide complete protection against casualty losses. The Company is also partially self-insured for marine workers' compensation claims and has elected to opt out of certain mandatory workers' compensation pools and secure workers compensation coverage through outside insurance. Although the Company believes that these actions have helped the Company minimize the cost of its insurance, any increase in the number or amount of claims or losses could require greater cash payments and reserves by the Company and could result in the Company having higher rates, deductibles and retainages for its insurance coverage. There can be no assurance that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. Further, there can be no assurance that insurance will continue to be available on terms as favorable as those for its existing arrangements. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Insurance".

RISKS OF ENVIRONMENTAL COSTS AND LIABILITIES

     The Company's operations are subject to governmental laws and regulations relating to the protection of the environment and to public health and safety. Many of the Company's operations take place in or near ecologically sensitive areas, such as wetlands, beaches and inland waterways. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. State and federal legislation also provide special protection to water quality and animal and marine life that could be affected by the Company's activities. The regulations applicable to the Company's operations include certain regulations controlling the discharge of materials into the environment, requiring removal or remediation of pollutants and imposing civil and criminal penalties for violations. Some of the statutory and regulatory programs that apply to the Company's operations also authorize private suits, the recovery of natural resource damages by the government, injunctive relief and cease and desist orders.

     Environmental regulation has led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, has adversely affected many oil companies' decisions to drill wells in the U.S. Gulf Coast area and, in some cases, in international markets. Prohibitions on drilling in some areas are likely to remain in effect or even be extended.

     Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person or entity liable for environmental damage without regard to negligence or fault on the part of such person or entity. As a result, the Company could be liable, under certain circumstances, for environmental damage caused by others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Business -- Contract Drilling -- Government Regulation and Environmental Matters" and "Business -- Government Regulation and Environmental Matters".

SUBSTANTIAL COMPETITION


     Competition in the oilfield service and equipment segments of the oil and gas industry is intense and, in certain markets, is dominated by a small number of large competitors, many of which have greater financial and other resources than the Company. See "Business -- Oilfield Equipment -- Tubular
Products -- Competition", "Business -- Oilfield Equipment -- Artificial Lift and Completion Tool Equipment -- Competition" and "Business -- Contract
Drilling -- Competition and Customers".


DIVIDEND POLICY

     The Company has not paid any dividends on the Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. See "Price Range of Common Stock and Dividend Policy".

                                  THE COMPANY

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company operates through two business segments: oilfield equipment and contract drilling. The oilfield equipment segment manufactures drill pipe, premium tubulars and a complete line of downhole tools used in the production of oil and natural gas. The contract drilling segment primarily provides barge drilling and workover services in the inland waters of the U.S. Gulf Coast. The Company also provides international drilling services in Nigeria, Argentina and Peru.

     The Company has achieved significant growth in recent years through a consistent strategy of focused, synergistic acquisitions and internal development. Acquisitions have sought to take advantage of the consolidating nature of the industry and have concentrated on under-utilized fixed assets, proprietary technology and name brand product lines. Internal development has focused on product development, manufacturing enhancements and international expansion.

     The Company's growth strategy has resulted in the Company becoming the leader in many of its principal markets. The Company is currently the largest manufacturer and supplier of drill pipe in the world, the largest manufacturer of premium tubulars in North America and the second largest operator of barge rigs in the U.S. Gulf Coast area. The Company also believes that it is one of the two largest manufacturers of rod lift equipment in the world and the largest manufacturer of drill collars and heavyweight drill pipe in the world.

     The Company was incorporated in 1972 as a Massachusetts corporation and was reincorporated in Delaware in 1980. The Company's corporate office is located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, and its telephone number is (713) 297-8400.

                              RECENT DEVELOPMENTS

TCA ACQUISITION

     On June 21, 1996, the Company entered into an agreement to acquire TCA for 500,000 shares of Common Stock, $15 million cash and assumed debt of approximately $15 million. The stockholders of TCA may elect to receive up to $5 million of the cash consideration in the form of a note due January 1997. TCA is a manufacturer of premium casing used in oil and gas exploration and development. TCA reported revenues and operating income for the year ended December 31, 1995, of $49.2 million and $3.7 million, respectively, and revenues and operating income for the quarter ended March 31, 1996, of $12.5 million and $1.2 million, respectively. The Company intends to integrate the operations of TCA with those of its tubular products division and to offer TCA's line of premium casing products in conjunction with the Company's own line of engineered connections and premium tubulars. TCA will provide the Company with significant incremental production capacity with its current operating rate of approximately 50%. The Company expects to benefit from the TCA acquisition through manufacturing cost savings, product line synergies, and a consolidation of overhead.

     Pursuant to the terms of the TCA acquisition agreement, the Company has agreed to file a shelf registration statement for the resale and distribution of the shares of Common Stock to be issued in the transaction. The Company, however, is not required to file such registration statement until 45 days after the date of this Prospectus, and no sales of shares under such registration statement may be made until 90 days after the date of this Prospectus. The acquisition of TCA is subject to various conditions, including the receipt of all required regulatory approvals and the expiration of all waiting periods, and will be financed with a portion of the net proceeds of this Offering. Although there can be no assurance that the TCA transaction will close, the Company currently anticipates that the acquisition will be consummated shortly after the receipt of such regulatory approvals.

NOBLE BARGE RIG ACQUISITION; CHEVRON CONTRACT

     On June 21, 1996, the Company entered into an agreement with Noble to acquire two barge drilling rigs that are currently operating in Nigeria. The two rigs to be acquired were substantially upgraded by Noble for international drilling operations in 1990 and 1991 at a cost in excess of $50 million and have been working under contract since 1991. The rigs are designed to drill wells to depths of up to 30,000 feet in transition zones, typically shallow inland, coastal and offshore waters. The consideration for the two rigs will be $32 million consisting of $24.5 million in cash and a $7.5 million drill pipe credit. The Company is currently negotiating long-term drilling contracts with Shell Nigeria for the operation of the rigs after closing. The Company has also recently entered into a letter of intent with Chevron for the redeployment of one of the Company's rigs in the United States (Rig No. 60) to Nigeria to operate for Chevron under a three year contract. The cost to retrofit the Company's rig for international operations is expected to be approximately $9 million. Such costs are expected to be funded with a portion of the net proceeds of this Offering.


     The acquisition of the Noble rigs is being pursued to increase the Company's international barge drilling rig fleet at what the Company believes are attractive prices and terms. The Chevron contract similarly provides the Company with the opportunity to retrofit one of its currently stacked U.S. Gulf Coast barge rigs for international drilling operations with the costs being financed through the payments received under a long-term contract with Chevron. Under both circumstances, the Company's objectives are to expand and enhance its international fleet to take advantage of anticipated improvements in international demand for barge drilling rigs as reserves in the transition zones of the world's oil and gas producing countries are developed. The acquisition of the Noble rigs is subject to various conditions, including the Company's receipt of satisfactory drilling contracts with Shell Nigeria and the absence of any material adverse changes affecting the rigs or the ability of the Company to operate the rigs in Nigeria. The proposed contract with Chevron for an additional rig in Nigeria will also be subject to various conditions, including local governmental approval of the contract. Although there can be no assurance that the Noble or Chevron transactions will close, the Company currently anticipates that the Noble acquisition will be consummated in July 1996 and that the Chevron contract will begin in the fourth quarter of 1996. The Company intends to finance the Noble acquisition with its existing cash and borrowings under its working capital facility. The Company intends to reduce such indebtedness and to finance the retrofit and redeployment of a fourth barge rig to Nigeria to operate under the Chevron contract with a portion of the net proceeds of this Offering. As noted above in "Risk Factors -- Risks of Foreign Operations", operations in Nigeria are subject to various risks, including political instability in Nigeria and the possibility of certain trade legislation affecting the ability of the Company to operate in Nigeria.


ENERPRO ACQUISITION

     On May 3, 1996, the Company acquired ENERPRO, a provider of premium engineered connections, for a total consideration of 312,714 shares of Common Stock and the assumption of $3.1 million in indebtedness. The ENERPRO acquisition completed the Company's Atlas Bradford line of premium connections. ENERPRO's technologically advanced designs filled significant gaps in the Company's premium connection product line. This broader line is expected to allow the Company to penetrate new markets without the substantial costs and time delays inherent in the introduction of any new premium connection. The ENERPRO acquisition has resulted in the Company becoming the largest provider of oilfield premium connections in North America and has provided the Company with a manufacturing base in Aberdeen, Scotland, from which the Company is now offering its line of premium engineered connections to the North Sea and European markets. For the year ended December 31, 1995, ENERPRO reported revenues and operating income of $18.1 million and $0.8 million, respectively. ENERPRO's revenues and operating income for the first quarter of 1996 were $5.1 million and $0.3 million, respectively.

OCTL MANUFACTURING AGREEMENT

     In January 1996, the Company entered into a long-term manufacturing and sales agreement with OCTL, an India-based manufacturer of drill pipe and premium tubulars. The OCTL facility was built in 1990 under the direction of personnel who are currently employed by the Company's Grant Prideco tubular division ("Grant Prideco") and is one of the most modern tubular fabricating facilities in the world. The facility is being used by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company believes that the combination of Grant Prideco's product line coupled with OCTL's low manufacturing costs and proximity to major Eastern Hemisphere markets will accomplish this objective. This expansion is intended to substantially increase the Company's sales into the growing Eastern Hemisphere markets, which over the last few years have represented less than 5% of the Company's total revenues. Manufacturing of casing at OCTL's facility on behalf of the Company began May 1, 1996, with drill pipe production expected to begin in the third quarter of 1996. The Company currently expects its sale of products manufactured at the facility will gradually increase through the remainder of the year.

     Under the terms of the OCTL agreement, the Company has a right to terminate the agreement on an annual basis. The agreement is for an initial five-year term and is renewable at the sole option of the Company for successive five-year terms. The Company considers the OCTL facility and its arrangement with OCTL an important component of the Company's long-term manufacturing operations. The agreement may be terminated by OCTL only under certain limited circumstances, including, beginning December 31, 2000, if certain minimum orders have not been placed through OCTL and minimum payments have not been made by the Company. Under the terms of the agreement with OCTL, the Company made a one-time payment of $8 million for the exclusive right to have Grant Prideco's products manufactured at the facility. The Company is also required to pay all direct operating expenses relating to the facility, including the cost of inventory and raw materials used for the manufacture of the Company's products, as well as certain other payments associated with the use of the facility.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock being offered hereby, assuming an offering price of $33.50 per share, are estimated to be $95,025,000 ($109,346,250 if the Underwriters' over-allotment option is exercised in full). Of such proceeds to the Company, approximately $30 million will be used to fund the Company's acquisition and repayment of debt of TCA, up to $24.5 million will be used to reduce indebtedness under the Company's working capital lines of credit that is expected to be incurred as a result of the Noble rig acquisition and $9 million will be used to retrofit a fourth barge rig to meet international drilling standards for use by Chevron in Nigeria. The remainder of the net proceeds will be used for general corporate purposes, including acquisitions, production expansion, working capital and debt reduction. To the extent the above transactions are not consummated, the funds allocated for such purposes will be used for general corporate purposes.



     Pending the use of the net proceeds to the Company from this Offering, such funds will be used to reduce the Company's working capital lines of credit or invested in short-term, interest-bearing, investment-grade securities. As of June 26, 1996, the Company had outstanding approximately $40.0 million under its existing lines of credit, bearing interest at a LIBOR based rate (7.0% at June 26, 1996).



     The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "EVI". The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock as reported on the NYSE from June 1994 and by the Nasdaq National Market for January through May 1994.


                                                                          HIGH      LOW
                                                                          ----      ----
    Year ending December 31, 1996
      First quarter.....................................................  $28 7/8   $22 1/4
      Second quarter (through June 26, 1996)............................   35        25 3/4
    Year ended December 31, 1995
      First quarter.....................................................  $14 5/8   $11 7/8
      Second quarter....................................................   20 5/8    13 1/4
      Third quarter.....................................................   24        17 3/8
      Fourth quarter....................................................   25 1/4    18 3/8
    Year ended December 31, 1994
      First quarter.....................................................  $16 1/4   $12
      Second quarter....................................................   14 3/4    11 1/4
      Third quarter.....................................................   15 1/4    12 5/8
      Fourth quarter....................................................   14 3/4    11 1/4



     The closing sale price of the Common Stock on June 26, 1996, as reported on the NYSE, was $33 1/2. As of June 15, 1996, the Company had approximately 1,050 stockholders of record.



     The Company has not paid any dividends on the Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. The declaration of all dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time; however, the Company and the Company's principal operating subsidiaries are subject to certain prohibitions on the declaration and payment of dividends under the terms of their existing credit facilities. In addition, under the terms of the Company's 10 1/4% Senior Notes due 2004 ("Senior Notes"), the Company is limited in the amount of funds it may distribute as dividends or distributions to stockholders to an amount generally equal to (a) the sum of (i) its earnings subsequent to December 31, 1993, (ii) the net consideration received from certain stock issuances since March 1994, (iii) the value of certain investments in unrestricted subsidiaries redesignated as restricted subsidiaries and (iv) $5 million, less (b) the amount of dividends, distributions and other restricted payments made by the Company since March 1994. The Company is also restricted under its principal working capital facility in the amount of dividends, distributions and other restricted payments that it may make to stockholders to an amount generally equal to (a) the sum of
(i) 25% of its earnings subsequent to March 31, 1996, (ii) the net consideration received from certain stock issuances since June 26, 1996, (iii) the value of certain investments in unrestricted subsidiaries designated as restricted subsidiaries and (iv) $10 million less (b) the amount of dividends, distributions and other restricted payments made by the Company since June 26, 1996. As of June 1996, the Company was limited in the amount of dividends, distributions and other restricted payments that could be made by it under the terms of the Senior Notes and the Company's credit facility to $148 million and $10 million, respectively.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company at March 31, 1996, and as adjusted to reflect the issuance by the Company of 3,000,000 shares of Common Stock offered hereby and the pro forma application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Pro Forma Condensed Consolidated Financial Statements of the Company, including the notes thereto, contained elsewhere in this Prospectus.


                                                                               MARCH 31, 1996
                                                                         --------------------------
                                                                         HISTORICAL     AS ADJUSTED
                                                                         ----------     -----------
                                                                               (IN THOUSANDS)
Short-term borrowings and current portion of long-term debt.............  $  24,897      $   7,951
Long-term debt..........................................................    124,838        124,838
                                                                            -------        -------
          Total debt....................................................    149,735        132,789
                                                                            -------        -------
Stockholders' investment:
  Common stock, $1.00 par value, 40,000,000 shares authorized;
     18,542,183 shares issued and outstanding (22,042,183 shares as
     adjusted)(a).......................................................     18,542         22,042
  Capital in excess of par..............................................    158,297        266,572
  Retained earnings.....................................................     64,514         64,514
  Cumulative foreign currency adjustment................................     (7,047)        (7,047)
  Treasury stock, at cost...............................................     (1,904)        (1,904)
                                                                            -------        -------
          Total stockholders' investment................................    232,402        344,177
                                                                            -------        -------
Total capitalization....................................................  $ 382,137      $ 476,966
                                                                            =======        =======


- ---------------

(a) Does not include (i) 312,714 shares of Common Stock issued in May 1996 for the acquisition of ENERPRO and (ii) an aggregate of 684,000 shares of Common Stock subject to outstanding options granted under the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan and Amended and Restated Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following tables set forth the unaudited pro forma condensed consolidated balance sheet as of March 31, 1996, and statements of income for the Company for the year ended December 31, 1995, and the three months ended March 31, 1996, after giving effect to (i) the Company's acquisition on June 30, 1995, of Prideco, for consideration of approximately 2.25 million shares of Common Stock, (ii) the proposed acquisition of TCA and (iii) this Offering. The unaudited pro forma condensed consolidated statements of income assume that the Prideco and TCA acquisitions and this Offering occurred as of January 1, 1995, and the unaudited pro forma condensed consolidated balance sheet assumes that the TCA acquisition and this Offering occurred as of March 31, 1996. The pro forma financial information also assumes that the TCA acquisition will be accounted for using the purchase method of accounting. The Prideco acquisition was accounted for using the purchase method of accounting.

     The unaudited pro forma condensed consolidated financial statements are based upon estimates and assumptions related to the accounting for the proposed TCA acquisition which are subject to subsequent determination and more detailed analyses, appraisals and evaluations of the specific assets and liabilities. The final allocation of the purchase price of the acquisition may differ from the amounts contained in these unaudited pro forma condensed consolidated financial statements.

     The following unaudited pro forma condensed consolidated statements should be read in conjunction with (i) the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein, (ii) the historical financial statements of TCA for the year ended December 31, 1995, and the quarter ended March 31, 1996, and the related notes thereto, included in the Company's Current Report on Form 8-K dated June 24, 1996, which is incorporated herein by reference, and (iii) the audited consolidated financial statements of Prideco for the fiscal year ended June 30, 1995, and related notes filed with the Company's Current Report on Form 8-K/A dated August 17, 1995, as amended by Amendment No. 2 to the Form 8-K/A dated May 7, 1996, which is incorporated herein by reference. The historical results of Prideco contained in the unaudited pro forma condensed consolidated statement of income for the twelve-month period ended December 31, 1995 reflects only the results of operations for the six-month period ended June 30, 1995, the date on which the Company acquired Prideco, which differs from the audited June 30, 1995 fiscal year financial statements of Prideco.

     The pro forma information is not necessarily indicative of the results that might have occurred had the transactions taken place at the beginning of the period specified and is not intended to be a projection of future results.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996
                                 (IN THOUSANDS)


                                        ENERGY                        PRO FORMA ADJUSTMENTS
                                    VENTURES, INC.                ------------------------------
                                      HISTORICAL        TCA            TCA              THIS          PRO FORMA
                                     CONSOLIDATED    HISTORICAL   ACQUISITION(A)     OFFERING(B)     CONSOLIDATED
                                    --------------   ----------   --------------     -----------     ------------
ASSETS
Current Assets:
  Cash and cash equivalents........    $  5,924       $    163       $(15,000)(c)     $  63,250        $ 54,337
  Accounts receivable, net.........      98,450          6,428             --                --         104,878
  Inventories......................     117,585          8,986             --                --         126,571
  Prepaid expenses and other.......      24,869            278           (212)               --          24,935
                                       --------        -------       --------          --------        --------
          Total current assets.....     246,828         15,855        (15,212)           63,250         310,721
                                       --------        -------       --------          --------        --------
  Property, plant and equipment,
     net...........................     192,988         17,922          7,078                --         217,988
  Excess of cost over fair value of
     net tangible assets of
     businesses acquired, net......      37,419             --         15,005(d)             --          52,424
  Other assets.....................      18,660            117          7,400(e)             --          26,177
                                       --------        -------       --------          --------        --------
                                       $495,895       $ 33,894       $ 14,271         $  63,250        $607,310
                                       ========        =======       ========          ========        ========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Short-term borrowings, primarily
     under revolving lines of
     credit........................    $ 20,772       $  4,005       $     --         $ (20,951)(f)    $  3,826
  Current maturities of long-term
     debt..........................       4,125          7,658             --            (7,658)(f)       4,125
  Accounts payable.................      50,828          7,944             --                --          58,772
  Other accrued liabilities........      23,740          1,719            200                --          25,659
                                       --------        -------       --------          --------        --------
          Total current
            liabilities............      99,465         21,326            200           (28,609)         92,382
                                       --------        -------       --------          --------        --------
  Long-term debt...................     124,838          3,166             --            (3,166)(f)     124,838
                                       --------        -------       --------          --------        --------
  Deferred income taxes, net.......      33,018             --          6,700(e)             --          39,718
  Other liabilities................       6,172             23             --                --           6,195
                                       --------        -------       --------          --------        --------
Stockholders' Investment:
  Common stock.....................      18,542             63            437(c)          3,000          22,042
  Capital in excess of par value...     158,297          8,974          7,276(c)         92,025         266,572
  Retained earnings................      64,514            342           (342)(c)            --          64,514
  Cumulative foreign currency
     translation adjustment........      (7,047)            --             --                --          (7,047)
  Treasury stock, at cost..........      (1,904)            --             --                --          (1,904)
                                       --------        -------       --------          --------        --------
          Total stockholders'
            investment.............     232,402          9,379          7,371            95,025         344,177
                                       --------        -------       --------          --------        --------
                                       $495,895       $ 33,894       $ 14,271         $  63,250        $607,310
                                       ========        =======       ========          ========        ========

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   PRIDECO                                  PRO FORMA
                                  ENERGY          HISTORICAL                               ADJUSTMENTS
                              VENTURES, INC.       FOR THE                       --------------------------------
                                HISTORICAL     SIX MONTHS ENDED      TCA                                   THIS       PRO FORMA
                               CONSOLIDATED     JUNE 30, 1995     HISTORICAL     PRIDECO       TCA       OFFERING    CONSOLIDATED
                              --------------   ----------------   ----------     -------     -------     --------    ------------
Revenues......................    $351,587         $ 29,548        $ 49,233      $   --      $    --     $    --       $430,368
                                 --------           -------         -------      ------      -------      ------       --------
Costs and expenses:
  Cost of sales...............     262,293           25,301          43,552         650 (g)      708(g)       --        332,504
  Selling, general and
    administrative
    attributable to
    segments..................      51,731            1,981           1,938         257 (h)      378(h)       --         56,285
Corporate, general and
  administrative..............       5,123               --              --          --           --          --          5,123
                                 --------           -------         -------      ------      -------      ------       --------
                                  319,147            27,282          45,490         907        1,086          --        393,912
                                 --------           -------         -------      ------      -------      ------       --------
Operating income (loss).......      32,440            2,266           3,743        (907 )     (1,086)         --         36,456
                                 --------           -------         -------      ------      -------      ------       --------
Other income (expense):
  Interest expense............     (16,723)            (700)           (742)        685 (i)      742(j)    4,438 (j)    (12,300)
  Interest income.............         118               --               3          --           --          --            121
  Other, net..................         556           (1,502)           (433)      1,417 (k)       --          --             38
                                 --------           -------         -------      ------      -------      ------       --------
                                  (16,049)           (2,202)         (1,172)      2,102          742       4,438        (12,141)
                                 --------           -------         -------      ------      -------      ------       --------
Income (loss) before income
  taxes.......................      16,391               64           2,571       1,195         (344)      4,438         24,315
(Provision) benefit for income
  taxes.......................      (5,080)            (378)            (30)       (418 )(l)     120(l)   (1,553 )(l)     (7,339)
                                 --------           -------         -------      ------      -------      ------       --------
Income (loss) from continuing
  operations..................    $ 11,311         $   (314)       $  2,541      $  777      $  (224)    $ 2,885       $ 16,976
                                 ========           =======         =======      ======      =======      ======       ========
Earnings per share from
  continuing operations.......    $   0.77                                                                             $   0.88
                                 ========                                                                              ========
Weighted average shares
  outstanding.................      14,724                                                                               19,336
                                 ========                                                                              ========
Other Data:
  EBITDA(m)...................    $ 53,820                                                                             $ 61,575
  Depreciation and
    amortization..............      20,824                                                                               25,081

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               PRO FORMA
                                            ENERGY                            ADJUSTMENTS
                                        VENTURES, INC.                  -----------------------
                                          HISTORICAL         TCA                         THIS       PRO FORMA
                                         CONSOLIDATED     HISTORICAL        TCA        OFFERING    CONSOLIDATED
                                        --------------    ----------    -----------    --------    ------------
Revenues..............................     $110,042        $ 12,463        $  --        $   --       $122,505
                                           --------         -------        -----         -----       --------
Costs and expenses:
  Cost of sales.......................       83,540          10,765          177(g)         --         94,482
  Selling, general and administrative
     attributable to segments.........       14,368             520           95(h)         --         14,983
  Corporate, general and
     administrative...................        1,364              --           --            --          1,364
                                           --------         -------        -----         -----       --------
                                             99,272          11,285          272            --        110,829
                                           --------         -------        -----         -----       --------
Operating income (loss)...............       10,770           1,178         (272)           --         11,676
                                           --------         -------        -----         -----       --------
Other income (expense):
  Interest expense....................       (3,973)           (301)         301(j)        898(j)      (3,075)
  Interest income.....................           29              --           --            --             29
  Other, net..........................         (140)             --           --            --           (140)
                                           --------         -------        -----         -----       --------
                                             (4,084)           (301)         301           898         (3,186)
                                           --------         -------        -----         -----       --------
Income before income taxes............        6,686             877           29           898          8,490
Provision for income taxes............       (2,339)            (15)         (10)(l)      (314)(l)     (2,678)
                                           --------         -------        -----         -----       --------
Income from continuing operations.....     $  4,347        $    862        $  19        $  584       $  5,812
                                           ========         =======        =====         =====       ========
Earnings per share from continuing
  operations..........................     $   0.24                                                  $   0.27
                                           ========                                                  ========
Weighted average shares outstanding...       18,421                                                    21,921
                                           ========                                                  ========
Other Data:
  EBITDA(m)...........................     $ 16,810                                                  $ 18,455
  Depreciation and amortization.......        6,180                                                     6,919

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

     The following notes set forth the assumptions used in preparing the unaudited pro forma condensed consolidated financial statements. The pro forma adjustments are based on estimates made by the Company's management using information currently available. For purposes of preparing these unaudited pro forma condensed consolidated financial statements, certain assumptions have been made in allocating the purchase price of TCA to the assets to be acquired and liabilities to be assumed. As a result, the pro forma adjustments discussed below are subject to change pending the completion of the acquisition and of the detailed evaluation and appraisal of the assets to be acquired and a detailed evaluation of liabilities to be assumed.

PRO FORMA ADJUSTMENTS

     The adjustments to the accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 1996, are described below:

          (a) To adjust the TCA assets to be acquired to their estimated fair market value and to adjust the TCA liabilities to be assumed.

          (b) To record the sale by the Company of 3,000,000 shares of Common Stock at $33 1/2 per share in this Offering, after deducting estimated underwriting discounts and commissions and offering expenses of $5,025,000 and $450,000, respectively.

          (c) To record the issuance by the Company of 500,000 shares of Common Stock at a price of $33 1/2 per share and payment of $15 million cash for the acquisition of TCA and to eliminate TCA's historical stockholders' investment. Under the terms of the agreement for the acquisition of TCA, the TCA stockholders may elect to receive up to $5 million of the cash consideration in the form of a note due January 1997. The unaudited pro forma balance sheet assumes the election is not made.

          (d) To record the estimated excess of cost over fair value of net tangible assets of TCA to be acquired.

          (e) To record the deferred tax assets of $7.4 million relating to tax benefits of TCA and to record the deferred tax liability of $6.7 million relating to differences in the book and tax basis of the net assets of TCA.

          (f) To record the assumed reduction of indebtedness of TCA and the Company through the application of a portion of the net proceeds to the Company from this Offering.

     The adjustments to the accompanying unaudited pro forma condensed consolidated statements of income are described below:

          (g) To adjust the historical amounts for changes in depreciation expense as a result of the purchase price allocations to property, plant and equipment of Prideco and the assumed purchase price allocations to property, plant and equipment of TCA.

          (h) To record amortization expense relating to the estimated excess of cost over fair value of net tangible assets acquired in connection with the acquisition of Prideco and the proposed TCA acquisition.

          (i) To reduce interest expense to reflect the retirement of Prideco's outstanding debt at the date of acquisition, including revolving lines of credit.

          (j) To reduce interest expense of TCA and of the Company through the assumed reduction of indebtedness from the application of a portion of the net proceeds to the Company from this Offering.

          (k) To eliminate expenses incurred by Prideco relating to the Company's acquisition of Prideco.

          (l) To record the income tax provision related to the effect of the pro forma adjustments.

          (m) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information for each of the five years ended December 31, 1995, and the unaudited consolidated financial information for the three-month periods ended March 31, 1995 and 1996, are derived from the Company's Consolidated Financial Statements. The statement of operations data for the three months ended March 31, 1996 is not necessarily indicative of results that may be expected for the year ending December 31, 1996. The consolidated financial information for the three-month periods ended March 31, 1995 and 1996 are unaudited and, in the opinion of management, include all adjustments that are of a normal recurring nature and necessary for a fair presentation. The selected financial data set forth in the table below should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, contained in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           THREE MONTHS
                                                        YEAR ENDED DECEMBER 31,                           ENDED MARCH 31,
                                      ------------------------------------------------------------     ---------------------
                                        1991         1992         1993         1994         1995        1995         1996
                                      --------     --------     --------     --------     --------     -------     ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues..........................  $177,794     $190,458     $246,017     $248,537     $351,587     $72,660     $110,042
  Cost of sales.....................   132,960      148,881      181,742      181,137      262,293      53,156       83,540
  Selling, general and
    administrative expenses.........    35,002       36,965       45,720       47,931       56,854      12,850       15,732
                                      --------     --------     --------     --------     --------     -------     ---------
  Operating income..................     9,832        4,612       18,555       19,469       32,440       6,654       10,770
  Interest income (expense), net....    (2,274)      (5,033)      (7,209)     (13,505)     (16,605)     (3,958)      (3,944)
  Other income (expense), net.......     1,045          759        1,465          484          556         (66)        (140)
  Income tax expense................    (2,774)         (57)      (4,864)      (1,806)      (5,080)       (999)      (2,339)
                                      --------     --------     --------     --------     --------     -------     ---------
  Income from continuing
    operations......................  $  5,829     $    281     $  7,947     $  4,642(a)  $ 11,311     $ 1,631     $  4,347
                                      ========     ========     ========     ========     ========     =======     =========
  Earnings per share from continuing
    operations......................  $   0.51     $   0.02     $   0.66     $   0.37     $   0.77     $  0.13     $   0.24

                                                             DECEMBER 31,                                          MARCH 31,
                                     ------------------------------------------------------------                  ---------
                                       1991         1992         1993         1994         1995                      1996
                                     --------     --------     --------     --------     --------                  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Total assets.....................  $185,022     $230,596     $277,231     $344,234     $491,060                  $495,895
  Long-term debt...................     5,878       37,304       38,982      125,690(b)   126,849                   124,838
  Redeemable common stock(c).......     1,000           --           --           --           --                        --
  Stockholders' investment.........   101,123      101,156      107,736      110,913      228,066(d)                232,402
  Cash dividends per share.........        --           --           --           --           --                        --

- ---------------

(a) Before nonrecurring charges of $3.8 million, after tax, attributable to the prepayment penalty on the $34 million of 12.25% senior notes due 1997.

(b) Reflects the issuance of $120 million of Senior Notes in March 1994.

(c) Represents 72,000 shares held subject to a put option to the Company.

(d) Includes the issuance of 2.25 million shares of Common Stock for the acquisition of Prideco on June 30, 1995, and 3.45 million shares of Common Stock in a public offering in September 1995.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

GENERAL

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company manufactures and markets drill pipe and premium tubular products and production equipment through its oilfield equipment segment and provides contract drilling and workover services through its contract drilling segment. In recent periods, the Company has benefited from the continuing consolidation in the markets in which it competes, as well as from increased demand for tubular products due to a decline in excess inventories of used drill pipe.

     The demand for the Company's tubular products and contract drilling services are particularly affected by the price of natural gas and the level of oil and gas exploration activity, while the demand for the Company's artificial lift equipment is directly dependent on oil production activity. Sales of the Company's artificial lift products are currently concentrated in North America and are affected by the level of oil production from older wells in addition to oil prices. The Company's international contract drilling services are affected by the level of exploration activity in the countries in which it provides those services, while its domestic drilling operations are materially dependent on the level of exploration activity in the U.S. Gulf Coast and domestic natural gas prices. Exploration and production activity is also affected by worldwide economic conditions, supply and demand for oil and natural gas, seasonal trends and the political stability of oil producing countries.

     The Company has achieved significant growth in recent years through a consistent strategy of focused acquisitions and internal development. This strategy, combined with a material improvement in the demand for drill pipe due to a decline in the worldwide inventory of used drill pipe and increased international demand, has resulted in significantly higher revenues and operating income. The Company has also begun to see improvements in the premium tubular markets due in large part to increased offshore drilling and international activity. In an effort to take advantage of this market trend, the Company recently completed the acquisition of ENERPRO, a manufacturer of premium threads and thread connections, for 312,714 shares of Common Stock and the assumption of approximately $3.1 million in indebtedness. The operations of ENERPRO are being integrated with those of the Company's tubular division, and the Company expects that sales of premium tubular connections should materially increase as a result of this acquisition. The Company is also seeking to expand the range of its premium tubular product line to add a broader line of premium casing not currently provided by the Company through its proposed acquisition of TCA. The TCA acquisition is expected to benefit the Company's premium tubular business by combining the Company's current threading technology with TCA's premium casing manufacturing capabilities and eliminating duplicative costs.

     Operating income for the first quarter of 1996 was $10.8 million as compared to $6.7 million for the first quarter of 1995. The 62% increase in operating income for the first quarter of 1996 as compared to the first quarter of 1995 was primarily attributable to increased sales and margins for drill pipe and other tubular products. The increase attributable to the improvement in the tubular market was partially offset by transitional costs associated with the Company's decision to concentrate on product design and manufacturing in its artificial lift and production equipment division and the related sale of its United States retail distribution system in February 1996. The Company expects that its artificial lift and production equipment division should begin to realize the benefits of these actions as the year progresses.

     The Company's overall domestic rig utilization was up for the first quarter of 1996. The Company's contract drilling segment experienced higher domestic demand and utilization for its workover rigs and reduced utilization of its drilling rigs in the first quarter of 1996 as compared to the first quarter of 1995. The decline in the number of drilling rigs operating resulted in a decrease in average margins for services performed in this segment. This segment was also affected by the high costs relating to its Argentina operations and lower operating income in Peru due to the curtailment of operations by the Company's customer in Peru. The Company is taking action to improve the results of its operations in Argentina through the addition of Company owned rig mobilization equipment in Argentina. The proposed addition of three rigs in Nigeria is also expected to substantially increase the Company's international drilling revenues and income during the latter part of 1996. Overall, the Company believes it is well positioned to benefit from any increased drilling activity in the inland and offshore waters in the U.S. Gulf Coast region and to take advantage of recently increased drilling activity in Nigeria.

     Income from continuing operations for 1995 was $11.3 million, or $0.77 per share, on revenues of $351.6 million compared to income from continuing operations of $4.6 million, or $0.37 per share, on revenues of $248.5 million for 1994. Operating income for 1995 was $32.4 million compared to $19.5 million for 1994 which represents a 67% increase. The increase in operating income for 1995 primarily reflects improvements in the Company's tubular products division coupled with the contribution of operating income attributable to the acquisition of Prideco on June 30, 1995. Demand for the Company's tubular products benefited during 1995 from a continuing reduction in the worldwide inventory of used drill pipe. These trends have resulted in increased drill pipe demand. The improved results for 1995 also reflected generally improved industry conditions, the acquisition of the Fluid Packed(TM) pump and sucker rod businesses from National-Oilwell in August 1994, higher international revenues and the Company's internal cost saving efforts.

     In December 1995, the Company made a strategic decision to dispose of its Highland Pump Company ("Highland") store distribution system in the United States, which has been a part of the artificial lift and completion tool equipment division. This decision reflected the Company's desire to focus its efforts on manufacturing and to eliminate the substantial cost associated with serving as a distributor in the United States market. In February 1996, the Company completed the sale of these operations to Continental Emsco Company ("Continental Emsco") for approximately $3 million in cash, a $4 million vendor credit with Continental Emsco for future equipment needs of the Company and a $0.5 million note receivable. The consideration received in the sale approximated the net book value of the assets sold, resulting in no material gain or loss.

     The disposition by the Company of its U.S. store system provided the Company with the ability to reduce its work force by over 170 employees, eliminate the overhead cost of maintaining its own store distribution network and reduce inventory costs in the U.S. In connection with the disposition, Continental Emsco was appointed as a non-exclusive distributor in the U.S. for most of the Company's artificial lift division U.S. manufactured products as well as an exclusive distributor of the Company's RotaFlex products in the U.S. The Company believes that this distribution arrangement, together with arrangements that the Company has with other major distributors, will permit a broader distribution of the Company's products on a more cost effective basis. The Company has retained its Canadian distribution system that is used to service and support its Corod and other product lines.

     The Company currently expects that 1996 results will continue to benefit from strong tubular sales and cost reductions at its production equipment division and from the Prideco and ENERPRO acquisitions. The proposed TCA and Noble acquisitions and redeployment of a fourth rig to Nigeria are also expected to result in increased revenue and income. Results, however, will be dependent on market conditions, in particular the level of drilling activity in the U.S. Gulf Coast and demand for drill pipe and other tubular products. Accordingly, there can be no assurance as to future results or profitability.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995.

     For the three months ended March 31, 1996, net income more than doubled to $4.3 million, or $0.24 per share, on revenues of $110.0 million as compared to net income of $1.6 million, or $0.13 per share on revenues of $72.7 million for the first quarter of 1995. The increases in income and revenue were primarily attributable to a substantial increase in drill pipe and tubular sales in the Company's oilfield equipment segment. These increases more than offset a $1.3 million decline in operating income in the contract drilling segment.

     Oilfield Equipment Segment

     Revenues and operating income for the oilfield equipment segment were $90.3 million and $9.5 million, respectively, for the first quarter ended March 31, 1996 as compared to $53.3 million and $4.0 million, respectively, for the first quarter ended March 31, 1995. The increases in revenue and operating income were primarily attributable to increased drill pipe sales.

     Sales of tubular products in the first quarter of 1996 were $60.6 million compared to $26.4 million in 1995. Operating income associated with the tubular products division in the first quarter of 1996 was $8.1 million as compared to $1.6 million in 1995. First quarter 1996 results reflected a 124% increase in sales of drill pipe and a 32% increase in sales of premium tubulars. The increase in drill pipe sales reflected the Company's June 1995 acquisition of Prideco and an overall increase in demand for drill pipe. The increase in demand for drill pipe reflected moderately increased drilling activity and the continuing decline in the supply of used drill pipe inventory, against which the Company has historically competed. The increase in sales of premium tubulars reflected an increase in demand associated with increased natural gas and offshore exploration and production activity. The improvement in operating income reflected the effects of increased sales, lower average costs and improved pricing. Price improvements, however, were partially offset by increases in the price of raw materials, particularly "green" tubing, the primary material used by the Company in the production of its tubular goods. Backlog for tubular products at March 31, 1996, was approximately $81.7 million compared to $78.4 million at December 31, 1995. The Company believes that all of this backlog will be shipped by year end.


     Results for the first quarter of 1996 in the tubular division do not include any revenues from sales of drill pipe manufactured at the OCTL facility in India under the manufacturing arrangement entered into with that firm in January 1996. Sales of products manufactured at this facility on behalf of the Company began on May 1, 1996, and the Company expects that its sales of tubular products from this facility will gradually increase through the remainder of the year as the utilization of this facility increases. The Company, however, expects some production inefficiencies to occur during the initial stages of this arrangement. The Company is also pursuing various manufacturing changes at its tubular division intended to reduce costs and improve efficiencies. The Company currently expects to incur approximately $2 million in expenses during the remainder of 1996 relating to these changes.


     Revenues and operating income at the Company's artificial lift and production equipment division were $30.4 million and $1.7 million, respectively, for the quarter ended March 31, 1996, compared to $28.5 million and $2.6 million, respectively, for the quarter ended March 31, 1995. Canadian and international sales in this division were strong during the first quarter of 1996, increasing by approximately 30% from 1995 levels. However, the improved Canadian and international sales were more than offset by costs associated with the Company's decision to focus the operations of this division on product development and manufacturing. The Company is currently in the process of reorganizing the internal management structure at this division with the objective of increasing margins and reducing selling, general and administrative expenses. This transition has resulted in various manufacturing inefficiencies, transitional costs and sales disruptions associated with the restructuring of operations and management. The Company believes that once this transition has been completed, the division will benefit from a reduction in selling, general and administrative expenses and improved margins.

     Contract Drilling Segment

     Revenues and operating income for the contract drilling segment were $19.7 million and $2.6 million, respectively, for the first quarter ended March 31, 1996, as compared to $19.4 million and $3.9 million, respectively, for the first quarter ended March 31, 1995.

     The average number of domestic barge rigs working during the first quarter of 1996 improved by 17% from the first quarter of 1995, resulting in an increase in domestic revenues of 10% from $12.4 million in the first quarter of 1995 to $13.6 million in the first quarter of 1996. During the first quarter of 1996, the Company had more workover rigs and fewer drilling rigs operating as compared to the first quarter of 1995. The decline in the number of drilling rigs operating resulted in a decrease in average margins for services performed in this division. Price competition with respect to drilling rigs also affected results in this segment.

     The contract drilling segment's foreign operations in Nigeria, Peru and Argentina contributed $6.1 million in revenues for the quarter ended March 31, 1996 compared to $7 million in the first quarter of 1995. The decline in revenues was primarily attributable to the Company's two rigs in Peru being on standby status for most of the first quarter in 1996. The Company's Nigerian rig, however, continued to operate profitably during the quarter and represented approximately 39% of the international revenues for this division during the quarter. Operating income from foreign operations in this segment declined from approximately $1.5 million for the first quarter of 1995 to a $0.1 million loss for the first quarter of 1996. This decline in operating income was primarily attributable to the high costs associated with the Company's Argentina operations.

     The Company is currently seeking an expansion of its international barge rig drilling fleet through the acquisition of two barge rigs from Noble and the retrofit and redeployment of a fourth barge rig to Nigeria to operate for Chevron under a three year contract. The Company is also negotiating long-term drilling contracts with Shell Nigeria for the operation of the two barge rigs proposed to be acquired from Noble. These transactions if completed will significantly expand the Company's international barge drilling rig fleet and make the Company one of the two largest providers of barge rigs in the growing Nigerian market. International drilling revenues and income are expected to materially increase if these transactions are completed. Operations in Nigeria, however, are subject to various risks described below under "-- Concentration of Business and Foreign Operations".

     Demand for the Company's domestic contract drilling and workover services will continue to be materially dependent on levels of exploration and development in the Gulf of Mexico and coastal and inland waters. The price of natural gas will also be a material factor affecting that demand.

     General

     Selling, general and administrative expenses increased approximately 22% to $15.7 million in the first quarter of 1996 from $12.9 million in the first quarter of 1995. The increase in 1996 was primarily attributable to the Prideco acquisition completed in June 1995 as well as the contract drilling services in Argentina which became operational in June 1995.

     The Company's effective tax rate for the quarter ended March 31, 1996 was approximately 35% as compared to 38% for the quarter ended March 31, 1995. The decline in such rate primarily reflected the impact of an increase in the Company's ability to utilize foreign tax credits.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

     Oilfield Equipment Segment

     Revenues and operating income for the oilfield equipment segment were $271.7 million and $23.1 million, respectively, for the year ended December 31, 1995 as compared to $185.3 million and $8.2 million, respectively, for the year ended December 31, 1994. The increases in revenues and operating income were primarily attributable to the contributions from increased drill pipe sales and higher prices and margins. In addition, the Company's Canadian pump sales were higher in 1995 as compared to 1994.

     The increase in sales of tubulars products in 1995 was $60.6 million compared to $22.6 million in 1994. The increase in sales for 1995 resulted from the acquisition of Prideco on June 30, 1995, as well as an overall increase in demand for drill pipe. Evidence of the improved demand for drill pipe is the Company's tubular backlog at December 31, 1995, being $78.4 million compared to $35.2 million at December 31, 1994. The Company anticipates that all of the backlog existing at December 31, 1995 will be shipped during the next twelve months. In addition, the Company implemented price increases in the second half of 1995 which the Company will benefit from in 1996 as the existing backlog turns.

     Results in the oilfield equipment segment include a $0.75 million royalty payment in the fourth quarter of 1995, which benefited operating income for 1995. The oilfield equipment segment also benefited from lower average manufacturing costs for its tubulars associated with increased sales and higher gross margins at the Company's Mexican facility, which has a lower cost base than the United States facilities. The Company expects that as production at the OCTL facility becomes fully operational, average manufacturing costs for tubulars should decline further as a result of the lower labor costs at that facility.

     In the third quarter of 1995, the Company experienced increases in its cost of green tubing. To date, the Company has generally been able to pass through the additional costs of this raw material to its customers. However, there can be no assurances that it will continue to be able to do so.

     Revenues and operating income associated with the Company's artificial lift division were $106.5 million and $8.0 million, respectively, for 1995 compared to $85.1 million and $5.3 million, respectively, for 1994. The increases in revenues and operating income for 1995 were primarily attributable to the Company's increases in Canadian progressive cavity pump and Corod sales.

     Contract Drilling Segment

     Revenues and operating income for the contract drilling segment were $79.9 million and $14.5 million, respectively, for 1995, compared to $63.3 million and $15.8 million respectively, for 1994. The increase in revenues for 1995 reflects the increase in international operations in Nigeria, Peru and Argentina as new contracts in Nigeria and Peru did not take effect until late in the third quarter of 1994. In July 1995, the Company's two platform rigs in Peru were placed on standby. One of such rigs was placed back into operation in the first quarter of 1996, with the other rig remaining on standby. In June 1995, the Company's operations commenced in Argentina covering four land drilling rigs. The operations in Nigeria, Peru and Argentina contributed $24.6 million in revenues for 1995 compared to $9.0 million in 1994.

     Operating income for the international operations was $3.6 million in 1995 as compared to $5.2 million in 1994. Operating income in 1994 included the insurance settlement with respect to the National Iranian Oil Company ("NIOC") contract which increased operating income by $4.8 million and was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994. The Argentina operations produced an operating loss of $0.5 million in 1995 attributable to certain initial start-up costs incurred.

     Domestic revenues increased 5% in 1995 as compared to 1994 due to an increase in the average number of domestic barge rigs working during the year. Operating income in 1995 was $10.8 million as compared to $10.6 million in 1994. Operating income in the contract drilling segment was reduced by a fourth quarter increase in reserves for workers' compensation claims on cases settled as well as unsettled claims. Such expenses were partially offset by a gain on the sale of a rig. The net effect of these reduced 1995 operating results by approximately $0.8 million.

     On September 30, 1994, the Company settled all of its claims with its insurance carriers with respect to the termination of its workover drilling contract with NIOC. Under the terms of the settlement with the Company's insurance carriers, the Company received a net cash payment of $23 million and retained all rights to any funds collected or recovered by the Company from NIOC and to the rigs and equipment deployed in Iran. The Company has since sold or redeployed to Argentina the rigs and equipment that were in Iran. Although the Company has been receiving payments on the retained obligations under a four year extended payment arrangement reached with the Central Bank of Iran and other local banks, the timing and ultimate recovery is subject to various risks relating to Iran, including the impact of the recently imposed United States sanctions and restrictions on trade with and investment in Iran. The net carrying value after reserves of these obligations as of December 31, 1995, and March 31, 1996, was approximately $3.6 million.

     Demand for the Company's domestic contract drilling and workover services will continue to be materially dependent on levels of exploration and development in the Gulf of Mexico and coastal and inland waters. The price of natural gas will also be a material factor affecting that demand.

     General

     Selling, general and administrative expenses increased approximately 19% to $56.9 million in 1995 from $47.9 million in 1994. The increase in 1995 was attributable to the Prideco acquisition and to increased sales and international expansion.

     Interest expense increased during 1995 to $16.7 million from $13.7 million for 1994. The increase in interest expense is attributable to higher levels of indebtedness during 1995 under the Company's working capital lines of credit due to increases in the level of the Company's business. The Company's interest expense declined in the fourth quarter of 1995 as a result of the reduction in debt following the Company's public offering of 3.45 million shares of Common Stock earlier in the same quarter.

     The Company's effective tax rate for 1995 was approximately 31% compared to 28% in 1994. The increase in such rate reflects the impact of certain tax benefits occurring in 1994 associated with net operating loss carryforwards which was partially offset by foreign losses with no corresponding tax benefit.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     For the year ended December 31, 1994, the Company reported net income and income from continuing operations of $858,000, or $0.07 per share, and $4.6 million, or $0.37 per share, respectively, on revenues of $248.5 million, compared with net income and income from continuing operations of $5.9 million, or $0.49 per share, and $7.9 million, or $0.66 per share, respectively, on revenues of $246.0 million for fiscal year 1993. In 1994, the Company refinanced its outstanding indebtedness with the proceeds of a sale of $120 million in Senior Notes due 2004. As part of the transaction, the Company incurred a first quarter extraordinary charge of approximately $3.8 million, net of taxes of approximately $1.9 million, or $0.30 per share. The extraordinary charge represented the difference between the reacquisition price and the net carrying value of the Company's $34 million senior notes, including unamortized debt issuance costs.

     For the year ended December 31, 1994, the Company's operating income was $19.5 million compared with $18.6 million for fiscal year 1993. For 1994, operating income for the Company's oilfield equipment and contract drilling segments was $8.2 million and $15.8 million, respectively. For 1993, operating income for these segments was $10.8 million and $11.8 million, respectively.

     On September 30, 1994, the Company settled all of its claims with its insurance carriers with respect to the termination of its workover contract with the NIOC. The insurance settlement which increased operating income by $4.8 million was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994. This benefit was more than offset by the reduction in operating income in Nigeria and Peru.

     Oilfield Equipment Segment

     Revenues for the oilfield equipment segment increased by 8% to $185.3 million in 1994 compared to $171.6 million in 1993. The increase was due primarily to increased sales of tubular products partially offset by reduced procurement revenues from the operations of International Tool and Supply Company ("ITS"), which was acquired on June 30, 1993, and sold on December 30, 1993. The increase in tubular products revenues was primarily due to a change in the sales mix to larger diameter drill pipe.

     Operating income for the oilfield equipment segment was $8.2 million in 1994, as compared to $10.8 million in 1993. The reduction in operating income resulted from costs incurred by the Company in the consolidation of certain plants and product lines resulting from the acquisition of the Fluid Packed lines of sucker rod pumps and sucker rods from National-Oilwell. In addition, the Company experienced reduced margins on tubular products and artificial lift equipment due to lower oil prices, the steep decline in natural gas prices in the second half of 1994 and sluggish domestic and international development activity. The Company, however, benefited from increased utilization of certain facilities due to increased revenues.

     Contract Drilling Segment

     Revenues in the contract drilling segment decreased by approximately 15% to $63.3 million for 1994 compared to $74.4 million for 1993. Domestic revenues were slightly lower due to reduced drilling activity and international revenues decreased primarily due to the termination of the land drilling contract with NIOC in Iran. In addition, international revenues related to the Company's operations in Peru and Nigeria were lower in 1994 as compared to 1993 as a result of the Company's rigs in Nigeria and Peru going off contract in the middle of 1993. The Company's rigs in Peru and Nigeria began new contracts in the second half of 1994.

     The contract drilling segment's operating income was $15.8 million in 1994, as compared to $11.8 million in 1993. Domestic operating income increased by 36% in 1994 as compared to 1993, while international operating income increased by 31% in 1994 as compared to 1993. The increase in 1994 was principally due to higher domestic day rates and the February 1994 acquisition of AWI Drilling & Workover, Inc. ("AWI") and its 12 rigs. The AWI acquisition improved gross profit in 1994 because prior to the acquisition, eight of the 12 rigs had been under charter by the Company. The increase was partially offset by the lower rig utilization during 1994 of 48% from 52% in 1993 due to reduced activity in the U.S. Gulf Coast area.

     General

     Selling, general and administrative expenses increased approximately 5% to $47.9 million in 1994 from $45.7 million in 1993. The increase in 1994 was primarily attributable to a full year of operations at the Company's Mexico, Hungary and China facilities as well as a full year of operations from the Production Oil Tools acquisition. These increases were partially offset by the selling, general and administrative costs associated with International Tool and Supply Company, which was sold December 30, 1993.

     Interest expense increased from $7.6 million for the year ended December 31, 1993 to $13.7 million for 1994, reflecting the increased cost associated with the Company's $120 million Senior Notes due 2004 issued in March 1994. The net proceeds from the $120 million Senior Notes were used to repay substantially all of the Company's outstanding indebtedness and for working capital purposes. The prepayment of the Company's prior indebtedness resulted in an extraordinary charge, net of taxes, of $3,784,000, or $0.30 per share, during the first quarter of 1994.

     The Company's effective tax rate on income from continuing operations decreased to 28% in 1994 from 38% in 1993. The favorable impact on the 1994 effective tax rate was obtained through the utilization of net operating loss carryforwards and was partially offset by foreign losses with no corresponding tax benefit.

CONCENTRATION OF BUSINESS AND FOREIGN OPERATIONS

     Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations.

     Operations and sales in foreign markets are subject to substantial competition from large multinational corporations and government-owned entities and to a variety of local laws and regulations requiring qualifications, use of local labor, the provision of financial assurances or other restrictions and conditions on operations. Foreign operations are also subject to risks associated with doing business outside the U.S., including risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Foreign operations may also subject the Company to risks relating to fluctuations in currency exchange rates. However, to date, currency fluctuations have not had a material adverse impact on the Company.

     An agreement for the resumption of export sales of oil from Iraq was recently reached with the United Nations. This agreement is expected to result in a marginal increase in the worldwide supply of oil. The impact of the resumption of export sales of oil by Iraq on the worldwide price of oil and its related effect on the markets which the Company serves is uncertain.

     The Company's current and proposed Nigerian operations are also subject to certain risks relating to political instability in Nigeria and the possibility of the adoption of legislation by the U.S. Congress, which, if enacted, could restrict the ability of the Company and its customers to engage in trade and invest in Nigeria. To date, the Company has not been materially affected by the political instability in Nigeria. Other rig contractors, however, have experienced work stoppages and delays relating to civil unrest in Nigeria. In addition, although no legislation materially restricting United States trade with Nigeria has been enacted to date, there is currently pending before the United States Congress legislation that would restrict future trade and investment in Nigeria. If such legislation were to be enacted, the Company's rig operations in Nigeria could either be required to be terminated or materially curtailed. The legislation could also prevent the Company from acquiring the Noble rigs in Nigeria or from operating those rigs if they are acquired. In addition to reducing or eliminating a source of revenue and income, the Company could be required to redeploy its rigs in Nigeria. The costs of such redeployment might not be reimbursable, and such costs, together with the costs associated with a termination of operations in Nigeria, could have a material adverse impact on results. Revenues and operating income attributable to the Company's Nigerian operations for the year ended December 31, 1995, were $8.8 million and $2.4 million, respectively. Revenues and operating income attributable to the Company's Nigerian operations for the three months ended March 31, 1996, were $2.4 million and $0.5 million, respectively.

CHANGE IN ACCOUNTING

     The Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", effective January 1, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adoption of SFAS 121 did not affect the Company's consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1996, the Company had cash and cash equivalents of approximately $5.9 million compared to approximately $4.5 million and $3.1 million at December 31, 1995, and December 31, 1994, respectively. At March 31, 1996, the Company's working capital was approximately $147 million. At December 31, 1995, the Company's working capital was approximately $152 million compared to approximately $94 million at December 31, 1994. The increase in working capital in 1995 was primarily the result of the Company's public offering of 3,450,000 shares of Common Stock in the fourth quarter of 1995. The net proceeds of that offering were approximately $72.6 million. The funds from that offering were used to reduce the Company's outstanding debt under its revolving lines of credit, to finance the expansion of the Company's domestic and international tubular operations and for general and corporate purposes. At March 31, 1996, the Company's debt to total capitalization ratio was approximately 39%.


     At March 31, 1996, December 31, 1995 and December 31, 1994, the Company had in place various working capital lines of credit secured by the inventory and receivables of the Company's subsidiaries. At March 31, 1996, December 31, 1995, and December 31, 1994, approximately $20.8 million, $4.8 million and $17.3 million, respectively, had been borrowed under its revolving lines of credit and approximately $3.0 million, $5.1 million and $1 million, respectively, had been used to support outstanding letters of credit. At March 31, 1996, December 31, 1995, and December 31, 1994, $41.7 million, $55.6 million and $35.6 million, respectively, was available for additional borrowing under these credit facilities. The average interest rate under these facilities was 8.8% for fiscal 1994, 10.22% for fiscal 1995 and 9.07% for the first three months of 1996.



     The Company recently entered into a new $120 million working capital facility, of which $90 million is designated as a borrowing base revolving line of credit and up to $30 million is available for working capital borrowings through December 31, 1996. Borrowings under the revolving line of credit are subject to certain borrowing base requirements relating to the Company's accounts receivable and inventory securing the borrowings. The revolving line of credit extends through June 30, 2000, and borrowings under the $30 million portion of the Facility are amortized over a three year period beginning June 30, 1997. Borrowings under the facility are based on a variable percentage over LIBOR dependent on certain ratios and are secured by the Company's domestic accounts receivables, inventory and stock of various of the Company's domestic and foreign subsidiaries. The interest rate payable under this facility at June 26, 1996, was 7.0%. The facility contains customary affirmative and negative covenants relating to working capital, earnings and net worth. The facility also imposes limitations on the Company's use of funds and its subsidiaries for future acquisitions and capital expenditures, the incurrence of additional debt and other operational matters and certain expenditures, as well as prohibitions on the declaration and payment of dividends by the Company. At June 26, 1996, the Company was limited under this facility in the amount of dividends, distributions and other restricted payments that could be made by it to $10 million. The Company's new facility replaces the Company's prior U.S. working capital line of credit, which had higher borrowing costs and more restrictive operational covenants. The Company expects to incur a charge of approximately $1 million relating to the termination of its prior working capital facility.



     The Company currently has outstanding $120 million of Senior Notes with semi-annual interest payments in March and September. The Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. The Indenture relating to the Senior Notes contains various customary affirmative and negative covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to: (i) incur certain additional indebtedness unless the Company's Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) is at least 2.0 to 1.0, (ii) make dividends, distributions and certain other restricted payments, (iii) create certain liens, (iv) engage in certain transactions with its affiliates,
(v) engage in sale and leaseback transactions, (vi) make certain asset dispositions and (vii) merge or consolidate with, or transfer all or substantially all of its assets to another person. The Indenture also limits the ability of the Company and certain of its subsidiaries to issue preferred stock and creates restrictions on the ability of certain of its subsidiaries to pay dividends and make other distributions. At May 31, 1996, the Company was limited under the Indenture in the amount of dividends, distributions and other restricted payments that could be made by it to approximately $148 million.


     In August 1994, the Company received a letter from the IRS proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of a joint venture ("COLEVE") with Columbia Gas Development Corporation ("Columbia"). In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its results of operations or financial position.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

     On June 30, 1995, the Company acquired Prideco in a transaction which involved the issuance of approximately 2.25 million shares of Common Stock. The acquisition has provided the Company with greater manufacturing and marketing efficiencies by allowing for a consolidation of overhead, reduced distribution and marketing costs and a rationalization of manufacturing operations. Revenues and operating income of Prideco for its fiscal year ended June 30, 1995, were $55.2 million and $4.2 million, respectively.

     In July 1995, the Company acquired Engemaq S.A. ("Engemaq"), a Brazilian completion tool business, for $4 million.

     In January 1996, the Company entered into a long-term manufacturing and sales agreement with OCTL pursuant to which OCTL will manufacture drill pipe and premium tubulars for the Company on an exclusive basis at OCTL's plant in India. The OCTL arrangement is being used by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company currently expects that its arrangement with OCTL will require an investment between $20 million and $25 million in 1996, including an

$8 million deposit made by the Company to OCTL in the first quarter. The remainder of such funds will be used for the purchase of inventory and other working capital requirements.

     In February 1996, the Company completed the sale of its United States retail store distribution system for approximately $7.5 million. The Company received $3 million in cash, a $4 million vendor credit with Continental Emsco for future equipment needs of the Company and a $0.5 million note receivable. The consideration received in the sale approximated the net book value of the assets sold, resulting in no material gain or loss.

     In April 1996, the Company acquired Production Specialties, Inc. ("Production Specialties"), a manufacturer of gas lift equipment, for approximately $3.1 million.

     On May 3, 1996, the Company acquired ENERPRO, a manufacturer of premium threads and thread connections, for 312,714 shares of Common Stock and the assumption of approximately $3.1 million in indebtedness. The operations of ENERPRO are being combined with the premium thread operations of the Company's tubular division.

     The Company has recently entered into an agreement providing for the acquisition of TCA for 500,000 shares of Common Stock, $15 million cash and assumed debt of approximately $15 million. The stockholders of TCA may also elect to receive up to $5 million of the cash consideration in the form of a note due in January 1997. In addition, the Company has entered into an agreement to acquire two barge drilling rigs located in Nigeria from Noble for $24.5 million in cash and a $7.5 million drill pipe credit. The acquisitions of TCA and the Noble rigs are subject to various conditions and are expected to be financed with a portion of the net proceeds from this Offering.

     The Company has also recently entered into a letter of intent with Chevron for the redeployment of one of the Company's rigs in the United States (Rig No.
60) to Nigeria to operate for Chevron under a three year contract. The cost to prepare and enhance this rig for international operations is expected to be approximately $9 million. Such costs are expected to be funded with a portion of the net proceeds of this Offering.

     In addition to funds used to finance acquisitions, capital expenditures by the Company during the first quarter of 1996 and for the year ended December 31, 1995, totaled approximately $7.3 million and $32.7 million, respectively. During 1995, capital expenditures included approximately $16 million relating to the acquisition of a land rig deployed to Argentina, equipment additions to the three existing land rigs in Argentina and the acquisition of three deep drilling barge rigs. First quarter 1996 capital expenditures included approximately $3.2 million for refurbishment of three domestic barge rigs, upgrading of a platform rig and the acquisition of rig moving equipment for Argentina.

     Ongoing routine capital expenditures for the last three quarters of 1996 are budgeted at approximately $12.9 million. Capital expenditures are expected to be funded with available cash, cash flow from operations and borrowings under lines of credit and other facilities.

     The allocations of the purchase price to the fair market values of the net assets acquired in the 1996 acquisitions are based on preliminary estimates of the fair market value and may be revised when additional information concerning asset and liability valuations is obtained.

     The Company's current sources of capital are cash generated from operations and borrowings under its working capital lines of credit. The Company believes that current reserves of cash and short-term investments, access to existing credit lines and internally generated cash from operations are sufficient to finance the projected cash requirements of its current and future operations.

     The Company is continually evaluating new acquisitions with a focus on proprietary technology and under-utilized fixed assets to enhance operations. Future acquisitions may be funded through cash flow from operations, borrowings under lines of credit and other facilities, and equity issuances if desirable.

                                    BUSINESS

GENERAL

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company operates through two business segments: oilfield equipment and contract drilling. The oilfield equipment segment manufactures drill pipe, premium tubulars and a complete line of artificial lift and production equipment. The Company's contract drilling segment consists primarily of barge rigs used by oil and gas companies for the exploration and development of natural gas primarily in the inland waters of the U.S. Gulf Coast. The Company's tubular products and contract drilling operating divisions provide products and services used primarily for natural gas exploration and production. The artificial lift and production equipment lines are primarily related to the aging of oil producing formations.

     Tubular products are provided through the Company's Grant Prideco tubular products division. Tubular products are manufactured at 11 locations throughout the world, and distribution is effected through a worldwide sales and service support system. This division's products consist of proprietary drill pipe and related products such as drill collars and heavy weight drill pipe (H-Series(TM)) and premium casing and tubing and premium engineered connections (Atlas Bradford).

     Grant Prideco's products are designed and engineered for high performance applications. Drill pipe serves as the principal mechanical drilling tool needed to drill an oil or natural gas well. Drill pipe is designed and manufactured to provide a reliable connection from the drilling rig to the drill bit thousands of feet below the surface. Grant Prideco is the largest manufacturer and supplier of drill pipe in the world and the largest manufacturer of premium tubulars in North America. Grant Prideco is also the largest manufacturer of drill collars and heavyweight drill pipe in the world.

     The Company's EVI Oil Tools division manufactures artificial lift and production equipment used for the production of crude oil. EVI Oil Tools was created in early 1996 through the consolidation of the operations of the Company's Highland and Production Oil Tools divisions. The consolidation was implemented to provide marketing advantages and manufacturing economies. In conjunction with the consolidation, the Company sold Highland's United States retail distribution network to Continental Emsco. This disposition has allowed the Company to reduce its workforce by over 170 employees and focus the operations of this division on product line design and manufacturing.

     EVI Oil Tools provides a wide variety of proprietary and patented products, including the RotaFlex pumping unit, the Corod continuous sucker rod (through the Company's Corod unit), progressive cavity pumps, Fluid Packed pumps, EL(R) sucker rods, Production Oil Tools packers, Engemaq completion tools, Production Specialties gas lift equipment and Vitex flow control equipment. EVI Oil Tools is one of the two largest manufacturers of rod lift equipment in the world and provides the only integrated product line in this class of lift from the above ground equipment to the tools submersed in the producing reservoir.

     The Company's contract drilling operations are conducted through its Mallard Drilling division ("Mallard"). Mallard's domestic operations are concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the U.S. Gulf Coast where conventional jack-up rigs cannot operate. The Company is the second largest operator of barge rigs in this market. The Company's domestic barge rig fleet consists of 16 drilling rigs and 19 workover rigs. The Company also has a fleet of six platform rigs for use in the Gulf of Mexico. Internationally, Mallard operates one barge rig in Nigeria, two platform rigs in Peru and four land rigs in Argentina. The Company also owns a 49% interest in a joint venture that owns two land rigs in Peru.

     The Company is currently seeking to expand its fleet of deep drilling barge rigs equipped for foreign markets through its proposed acquisition of two barge rigs from Noble that are currently operating in Nigeria and the retrofit and redeployment of an additional rig to operate for Chevron in Nigeria. These transactions will increase the Company's international presence and expand its fleet of deep drilling barge rigs equipped for the foreign markets. The Company expects that international demand for barge drilling rigs should substantially increase as reserves in the transition zones of the world's oil and gas producing countries are developed. Each of these transactions is subject to various conditions, including the receipt of certain long-term contracts for the rigs. Although there can be no assurance that the Noble or Chevron transactions will close, the Company currently anticipates that the Noble acquisition will be consummated in July 1996 and the Chevron contract will begin in the fourth quarter of 1996.

     During 1995, the Company made various acquisitions designed to strengthen its existing product lines and operations in each of its core businesses. The most significant of the Company's acquisitions was the acquisition of Prideco. The Prideco acquisition enhanced the Company's tubular product line by adding drill collars, heavyweight drill pipe and premium casing to its already extensive line of tubular products. Prideco was the second largest manufacturer of drill pipe in the U.S. and one of the two largest manufacturers of drill collars and heavyweight drill pipe in the Americas. The Company is currently seeking to expand internationally the market for Grant Prideco's drill collars and heavyweight drill pipe. The Company has also begun to market Grant Prideco's premium casing with the Company's previously introduced TC-II(TM) line of premium casing connectors.

     The Company has recently begun a further expansion of its premium tubular operations to take advantage of increased offshore drilling activity and international demand. On May 3, 1996, the Company acquired ENERPRO, a manufacturer of premium threads and thread connections, and is in the process of integrating the business of ENERPRO with that of the Company. The ENERPRO acquisition completed the Company's Atlas Bradford line of premium engineered connections. ENERPRO's technologically advanced designs fill significant gaps in the Company's premium connection product line. This broader line is expected to allow the Company to penetrate new markets without the substantial cost and time delays inherent in the introduction of any new premium connection. The ENERPRO acquisition has resulted in the Company becoming the largest provider of oilfield premium connections in North America and has provided the Company with a manufacturing base in Aberdeen, Scotland, from which the Company is now offering its line of premium engineered connections to the North Sea and European markets.

     In July 1995, the Company acquired Engemaq, a manufacturer of completion tools. In the first quarter of 1996, the Company acquired the operating assets and technology of Vitex Corporation ("Vitex"), a manufacturer of flow equipment. In April 1996, the Company acquired the operating assets and technology of Production Specialties, a manufacturer of gas lift equipment located in Louisiana. The businesses of Engemaq, Vitex and Production Specialties have been integrated into those of EVI Oil Tools.

     From the Company's inception in 1972 through early 1986, the Company was primarily an oil and gas exploration and production company. In January 1986, the Company disposed of substantially all of its oil and gas properties other than a minority interest in COLEVE. In 1990, the Company dissolved COLEVE and in 1992, the Company sold its remaining oil and gas properties (other than an overriding royalty interest and certain related rights with respect to the properties received on dissolution of COLEVE) and discontinued its exploration and production segment.

OILFIELD EQUIPMENT

     The Company's oilfield equipment segment manufactures and markets tubular products and services through Grant Prideco and manufactures and markets artificial lift and completion tool equipment and services through EVI Oil Tools.

  TUBULAR PRODUCTS

     Grant Prideco manufactures and markets two tubular product lines: (i) drill pipe and related products and (ii) the Atlas Bradford and Prideco lines of premium tubulars and premium engineered connections. Grant Prideco operates through 11 manufacturing facilities, of which eight are located in the U.S., one in Scotland, one in India (through OCTL) and one in Mexico. Grant Prideco also has over 90 worldwide licensed manufacturing and repair locations. Grant Prideco markets its product lines through 11 technical support sales offices and a worldwide network of agents and suppliers. Grant Prideco's tubular products are either used for drilling and completion of oil and gas wells or for production of oil and natural gas. Grant Prideco's drilling products include drill pipe, drill collars, heavyweight drill pipe and kellys. These products constitute all components of the drill stem used to drill a well from the rig to the drill bit. Grant Prideco's production tubulars are primarily premium tubing, casing and connections.

     In January 1996, the Company entered into a long-term manufacturing and sales agreement with OCTL, an India-based manufacturer of drill pipe and premium tubulars. The OCTL facility was built in 1990 under the direction of personnel who are currently employed by Grant Prideco and is one of the most modern tubular fabricating facilities in the world. The facility is being used by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company believes that the combination of Grant Prideco's product line coupled with OCTL's low manufacturing costs and proximity to major Eastern Hemisphere markets will accomplish this objective. This expansion is intended to substantially increase the Company's sales into the growing Eastern Hemisphere markets, which over the last few years have represented less than 5% of the Company's total revenues. Manufacturing of casing on behalf of the Company commenced on May 1, 1996, with drill pipe production expected to begin in the third quarter of 1996.

     Under the terms of the OCTL agreement, the Company has a right to terminate the agreement on an annual basis. The agreement is for an initial five-year term and is renewable at the Company's sole option for successive five-year terms. The Company considers the OCTL facility and its arrangements with OCTL an important component of the Company's long-term manufacturing operations. The agreement may be terminated by OCTL only under certain limited circumstances, including, beginning December 31, 2000, if certain minimum orders have not been placed through OCTL and minimum payments have not been made by the Company. Under the terms of the agreement with OCTL, the Company made a one-time payment of $8 million for the exclusive right to have Grant Prideco's products manufactured at the facility. The Company is also required to pay all direct operating expenses relating to the facility, including the cost of inventory and raw materials used for the manufacture of the Company's products, as well as certain other payments associated with the use of the facility.

     Drill Pipe

     Drill pipe is manufactured within specific metallurgical and engineering guidelines to meet stringent requirements necessary for its use in the drilling of oil and natural gas wells. Oil and gas companies consider drill pipe to be a material portion of their overall drilling costs. Accordingly, purchasing decisions are sensitive to price, quality, operational needs and fluctuations in oil and gas prices.

     Grant Prideco's drill pipe product line consists primarily of specialty pipe that is marketed under the H-Series trade name. The H-Series product line combines the proprietary and patented technology of the Hughes Tool Joint drill pipe fabrication system (acquired from Baker Hughes Incorporated ("Baker Hughes") in 1990) with the Company's original drill pipe manufacturing capabilities. Grant Prideco owns a number of patents on tool joint design and drill pipe manufacturing processes and has licensed a number of foreign drill pipe manufacturers for the use of Grant Prideco's H-Series patents, technologies and hardware.

     Drill Collars and Heavyweights

     Drill collars are the component of the drill stem generally located directly above the drill bit in a vertical well. A drill collar is machined from a solid steel bar and is used to provide weight on the drill bit. Grant Prideco's heavyweight drill pipe is a seamless tubular product that is less rigid than a drill collar and provides a transitional zone between the drill collar in a vertical well and the more flexible drill pipe. Heavyweight drill pipe also serves to apply weight to the drill bit in a directional well. The Company's drill collar and heavyweight drill pipe product lines are a combination of the Company's original drill pipe designs and the Prideco designs.

     Premium Tubulars and Connections

     Grant Prideco's premium tubular product line consists of premium tubing, casing and premium engineered connections. The product line is marketed under the trade name Atlas Bradford and utilizes a number of proprietary and patented processes for threading and manufacturing premium tubulars. The Company's recent acquisition of ENERPRO has allowed Grant Prideco to expand its line of premium connections and to become the largest provider of premium connections in North America. The ENERPRO acquisition completed the Company's line of premium connections and has provided the Company with an operating base for expansion in the international markets. Atlas Bradford was a pioneer in the development of high performance connections for premium tubulars. Premium tubulars, like the lower performance variety known as API tubulars, are made up of casing and tubing, products that respectively line the walls of a wellbore and serve as a conduit for hydrocarbons up the wellbore. Grant Prideco's casing products consist of larger outside diameter, thinner walled and seamless tubular products previously manufactured by Prideco. The Company's proposed acquisition of TCA is intended to expand the range of sizes and types of premium casing that may be offered by the Company. Casing is used to line and maintain the integrity of a wellbore. The term "premium" refers to high alloy, seamless tubulars with specific molecular structure and highly engineered connections. Such tubulars, whether casing or tubing, are designed and engineered to withstand deep, high pressure, high temperature and highly corrosive well environments. Premium tubulars are generally used in deep natural gas and offshore wells.

     In 1994, the Company introduced a new line of premium connections by Atlas Bradford known as the TC-II line. The TC-II line is a highly engineered and technologically advanced line of premium connections. The product line is the result of three and a half years of product development and testing. The TC-II product line was developed to provide superior connection performance and design under extreme high pressure and temperature conditions. The significance in developing and introducing the TC-II line was to enhance Grant Prideco's ability to better compete in international markets, which currently represent three times the volume of the domestic market. Before the introduction of the TC-II line, Grant Prideco's primary market for its premium tubulars was in the U.S. and Canada. Although TC-II testing will continue through 1996, this product line is now being marketed for selected commercial applications. The Company markets its TC-II line in conjunction with Grant Prideco's premium casing tubular product lines in order to provide its customers with a complete product. The Company's acquisition of ENERPRO has provided the Company with a broader range of premium connections not previously provided by Grant Prideco. The ENERPRO line of premium connections is being combined with the Company's Atlas Bradford line of connections and marketed as an integrated product line. This combined line provides the Company's customers with a complete line of premium connections.

     Sales and Backlog

     Total sales of drill pipe and tubular products for the quarter ended March 31, 1996, and for the years ended December 31, 1995, 1994 and 1993 were $60.6 million, $157.8 million, $97.2 million and $74.6 million, respectively, representing approximately 55%, 45%, 39% and 30% of the Company's total sales. The sales backlog for drill pipe and other tubular products at March 31, 1996, totaled approximately $81.7 million compared to $78.4 million and $35.2 million at December 31, 1995 and 1994, respectively. The increase in the 1995 and 1996 backlog was primarily due to a large increase in demand for drill pipe during 1995 and the effects of the Prideco acquisition. The Company anticipates that all of the backlog existing at March 31, 1996, will be shipped during 1996.

     Competition

     Grant Prideco is the largest manufacturer and supplier of drill pipe in the world and the largest manufacturer of premium tubulars in North America. Grant Prideco also is the largest manufacturer of drill collars and heavyweight drill pipe in the world.

     Grant Prideco operates in a highly competitive industry that has experienced depressed demand, overcapacity and excess supply for the past several years. Competition is based on price, quality and service. The market for the Company's drill pipe is essentially worldwide and the Company competes with four large international and domestic manufacturers, some of whom are licensees of the Company, as well as manufacturing operations in China and the Commonwealth of Independent States ("CIS"). Other large domestic and international manufacturers not currently in the market also have the ability to compete with the Company. Market conditions for drill pipe in recent years have been highly competitive. During 1995, prices for drill pipe began to improve with the decline in excess inventories of used pipe and the associated increase in demand for new drill pipe.

     In the United States, the Company competes with four major manufacturers of premium tubular products. Competitors include large domestic and foreign corporations and small specialty manufacturers. Internationally, the Company competes with five manufacturers of premium tubulars. Many of the Company's competitors have greater financial resources than the Company. The Company continues to expand its market for premium tubulars outside the U.S. through the OCTL arrangement, the ENERPRO acquisition and the opening of new sales and service centers.

     The market for premium casing is limited to some extent by transportation costs. As a result, the Company's sales of these products has primarily been concentrated in North and South America. The manufacturing arrangement with OCTL has added the Eastern Hemisphere markets to the Company's markets for casing. The Company currently competes with four large manufacturers for engineered premium connections and with the integrated steel mills and various other large providers for semi-finished casing. Casing may also be manufactured by the integrated steel mills that provide the green tubing for the tubular products manufactured by the Company.

     Raw Materials

     The Company uses plain end green steel tubing stock and forging billets as raw material in the manufacture of drill pipe, casing and premium tubing. The primary raw material for drill collars is solid steel bars. Heavyweight drill pipe is manufactured from heavy wall tubular products. The Company's suppliers are major domestic and international steel mills. The Company has established relations with several domestic and foreign mill sources that provide a competitive availability of green tubing stock supplies. Prices for green tubing and forging billets have recently increased. The Company, however, has been able, to date, to pass through these increased costs to its customers.

     Facilities

     The Company's drill pipe and premium tubulars are manufactured at eight domestic locations in Texas, one location in Scotland, one location in Mexico and one location (through OCTL) in India. The Company continues to focus on product development and manufacturing efficiencies. The Company also has sales offices in Houston and Dallas, Texas; Fribourg, Switzerland; New Orleans, Louisiana; Abu Dhabi, United Arab Emirates; Aberdeen, Scotland; Moscow, Russia; Caracas, Venezuela; The Hague, The Netherlands; Kuala Lumpur, Malaysia; and Shanghai, China.

     Customers and Markets

     The customers for the Company's tubular products include both domestic and international oil and gas companies and distributors of oilfield supplies. Because the Company's tubular products are designed primarily for drilling and production in deep wells and harsh environments, they are generally used in connection with the exploration and production of natural gas and international exploration. Accordingly, sales of these products are sensitive to fluctuations in the price outlook for natural gas and related levels of exploration activity.

  ARTIFICIAL LIFT AND COMPLETION TOOL EQUIPMENT

     Artificial lift products and completion systems are manufactured by EVI Oil Tools. EVI Oil Tools' products are used in the production segment of the oil and gas industry, with an emphasis on the production of oil. Products manufactured by the EVI Oil Tools division include a complete line of artificial lift equipment and parts and a line of high performance packers, flow control equipment and related downhole tools for use by service companies.

     The Company's artificial lift equipment emphasizes rod lift products and utilizes various proprietary and patented technology. Rod lift is one of four artificial lift technologies currently used for recovering oil from maturing fields which lack sufficient pressure to flow under their own power. These methods and related equipment are designed to sustain the flow of oil production from such fields. Artificial lift technologies include electrical submersible lift, gas lift and hydraulic lift. Rod lift is a form of artificial lift technology in which oil is recovered through a suction process utilizing an above ground drive system connected by sucker rods to a downhole pump placed in the reservoir. Rod lift is particularly suited for oil wells with depths of up to 10,000 feet and with production rates of up to 1,000 barrels per day. The Company estimates that rod lift represents approximately 50% of the total artificial lift market in the world, with electrical submersible lift having the next largest share at approximately 40%.

     The Company recently acquired the operating assets of Production Specialties, a manufacturer of gas lift equipment since 1961. Gas lift systems consist primarily of mandrels containing gas lift valves which are placed in the production string in an oil well. Gas is then compressed and injected from the surface down the annulus between the production tubing and casing, enters the tubing through the gas lift valves and lifts the oil in the production tubing to the surface. The gas is then separated from the oil at the surface, compressed and reinjected downhole, thereby forming a closed-loop system. Gas lift is generally the desirable form of artificial lift when natural gas is produced with oil or is available from nearby wells for injection. The addition of Production Specialties' line of gas lift products adds a complete new line of artificial lift to the Company's already extensive line of rod lift products. The Company intends to integrate the manufacturing operations of Production Specialties' with those of EVI Oil Tools in the United States and Brazil. The Company also intends to expand the market for Production Specialties products both domestically and internationally and to seek manufacturing alliances with various service companies for the sale of its products.

     EVI Oil Tools' packers and downhole tools include cement retainers, remedial service tools, production packers and flow control equipment. Downhole packers are used in the completion and production of oil and gas wells. Packers maintain the separation between productive zones and seal off the space between the tubing and casing. EVI Oil Tool's flow control equipment and service tools are used for a variety of applications from the initial completion of an oil or natural gas well to the workover and recompletion of an existing well.

     EVI Oil Tools distinguishes itself from its competitors in that it has a fully integrated product line and utilizes new technologies for the production of oil using artificial lift. EVI Oil Tools' integrated product line offers all artificial lift equipment from the wellhead to the reservoir. To the Company's knowledge, none of its competitors has as broad a product line. EVI Oil Tools' principal products include: (i) RotaFlex pumping units, (ii) Corod continuous sucker rods and EL sucker rods, (iii) progressive cavity pump systems, (iv) Fluid Packed pumps, (v) Production Oil Tools packers, (vi) Engemaq completion tools, (vii) Production Specialties gas lift equipment and (viii) Vitex flow control equipment.

     EVI Oil Tools also distinguishes itself from its competitors by focusing its efforts on product design and manufacturing and not on being an integrated service company. This emphasis on product design and manufacturing allows the Company to form alliances with its service company customers to provide the end user with a quality product on a timely basis and at competitive prices. This strategy also expands the potential market for EVI Oil Tools' products by reducing conflicts that can arise where the Company is competing with its customers for the same sale. EVI Oil Tools also achieves cost savings in this strategy by eliminating the substantial overhead costs associated with maintaining the infrastructure necessary to effectively compete in the service segment of the market.

     In furtherance of the Company's desire to concentrate its efforts on manufacturing and design, the Company recently disposed of EVI Oil Tools' U.S. retail distribution system to Continental Emsco. Prior to this disposition, EVI Oil Tools' products were primarily marketed by it in the U.S. directly to the end user through this system. Following the sale, EVI Oil Tools products are sold in the U.S. through the more extensive Continental Emsco distribution network in the U.S. and other distribution arrangements as well as to oilfield service companies for use by their customers. The Company believes that this arrangement provides the Company with a broader distribution of its products while saving the Company the overhead cost of maintaining its own retail distribution network. The Company has retained its Canadian distribution system that is used to service and support its Corod and other product lines. With the opening of the world oil markets in China, the CIS and South America, EVI Oil Tools has been taking steps to introduce its products into these markets where modern artificial lift equipment and completion tools are both needed and actively sought. The Company believes that these markets should provide significant opportunities for the Company.

     EVI Oil Tools' products are focused on the production side of the oil and gas industry, which the Company believes is less volatile than the exploration segment of the industry. The Company further believes that the crude oil production side of the industry is a growing market for artificial lift products in that there is an increasing need for artificial lift to aid production as oil fields mature worldwide. Thus, although domestic exploration for crude oil has declined in recent years, this decline is not expected to materially affect the demand for EVI Oil Tools' products. However, declines in prices of oil may reduce demand for EVI Oil Tools' products due to reduced capital expenditures by customers and decisions by customers not to pursue additional work on marginal wells.

     RotaFlex "Pumping Unit"

     RotaFlex is a 100% mechanical, long-stroke surface drive pump unit used to artificially lift oil from deep or high-volume wells as opposed to low-volume stripper wells. The unique patented design is over 20% more efficient than the conventional pump drive unit that has been in use for over 50 years. The Company has actively marketed the RotaFlex system for approximately three years with increasing market acceptance. The Company also markets the RotaFlex system in the Canadian, South American and Chinese markets.

     The Company's RotaFlex line is marketed in the United States on an exclusive basis through Continental Emsco. International sales are made through the Company's own sales force and third party distributors.

     Progressive Cavity Pumps and Fluid Packed Pumps

     Downhole pumps in rod lift come in one of two forms: progressive cavity pumps and rod pumps. Progressive cavity pumps lift by using a rotating motion and elastomer lined cavities. Rod pumps lift by using a vertical motion and a set of mechanical valves. Both are connected to the prime mover above ground by either traditional coupled rods or Corod continuous rods. The Company produces and distributes a complete line of progressive cavity pump systems using proprietary hydraulic gear boxes and patented vertical electric drives. The Company's progressive cavity pump is particularly suited for shallow to medium depth wells with high volumes of produced water, low gravity crude or sandy conditions. The Company believes that the progressive cavity pump provides a desirable alternative to the traditional rod pump and electric submersible pumps in these applications. The rotor and stator components of the Company's progressive cavity pump are currently supplied for the Company by Robbins & Myers, Inc. ("Robbins & Myers").

     In 1994, the Company added the Fluid Packed line of rod pumps, parts and accessories and the EL sucker rod business, previously owned by National-Oilwell, to EVI Oil Tools' product line. As part of this addition, the Company acquired leased and owned manufacturing facilities in Woodward, Oklahoma and Santa Teresa, New Mexico, respectively. The Fluid Packed line offers a wide variety of API pumps, specialty rod pumps and unique accessories. The Fluid Packed line of specialty rod pumps is designed for pumping applications to meet special well conditions. The sucker rod business includes both API grades and the premium Electra(R) Series EL line.

     Corod "Continuous Sucker Rods"

     The Company manufactures the only continuous sucker rod available in the industry through its Corod unit located in Canada. A sucker rod is an integral part of any sucker rod pumping system and is used to connect the surface drive unit of an oil well, such as the RotaFlex system or a traditional drive system, to a subsurface pump. The typical sucker rod requires a coupling every twenty-five to thirty feet. Corod's semi-elliptical smooth and continuous sucker rod does not have such couplings, which reduces wear and torque and produces a more efficient and economical form of artificial lift. The manufacturing process of Corod is proprietary and the servicing process is patented. The Company continues to market Corod's products in foreign markets such as Venezuela and China.

     Completion, Gas Lift and Flow Control Equipment

     The Company manufactures downhole packers, gas lift products and completion equipment through its Production Oil Tools, Engemaq, Production Specialties and Vitex product lines. Downhole packers and flow control equipment are used in the completion and production process of oil and gas wells. Packers maintain the separation between productive zones in oil and gas wells and seal off the space between the tubing and casing to protect the casing from reservoir pressures and corrosive formation fluids. Gas lift products are used to produce oil through the recycling and injection of natural gas into the well. EVI Oil Tools' flow control equipment and service tools are used for a variety of functions in connection with the completion of oil and gas wells.

     The Production Oil Tools and Engemaq downhole packers are compatible with the packers manufactured by Baker Hughes, which is the largest manufacturer of packers in the industry. The Company believes that Production Oil Tools and Engemaq packers are the only ones in the industry that have such compatibility characteristics. The Company considers this compatibility an important competitive attribute in that much of the packer business is in the repair or replacement of existing installations and over half of the existing packers are believed to be Baker Hughes products. The Company believes that its packers provide its customers with a viable cost effective alternative to those manufactured by Baker Hughes.

     The Company manufactures packers at its facilities in Powell, Wyoming; Arlington, Texas and Caxias do Sul, Brazil. Distribution is effected through sales directly to the customer and through integrated service providers and third party distributors. The Company is currently reviewing opportunities to expand this product line internationally.

     The Production Specialties line of gas lift equipment is a complete line of valves, latches, mandrels and other products used for the production of oil through the use of gas lift. These products are designed to control the flow and pressure of gas used to produce oil in a variety of downhole environments. The Company currently manufactures its gas lift equipment at its facility in New Iberia, Louisiana and intends to begin production of such equipment at its facilities in Arlington, Texas and in Brazil.

     Other Products and Repair Services

     Through its Leamco(TM) division, EVI Oil Tools also manufactures and installs pumping unit replacement parts, primarily bearings and gearboxes, for both EVI Oil Tools' products and products sold by competitors. Among the products provided by Leamco is a proprietary line of self-lubricating Teflon(R) bearings. The Leamco unit repairs, installs and services oilfield pumping units at 15 locations in Texas, Oklahoma and New Mexico. The market for repair of pumping units is very fragmented in North America. The Company, however, believes Leamco is the largest domestic provider of these services. EVI Oil Tools produces a full line of motor and control units used in connection with oilfield pumping units. These units include the Sargent(TM) line of ultra high-slip electric motors and controls that maximize the lift capacity of beam pumping units while reducing unit load.

     Product Sales

     Total sales for the Company's subsurface pump group for the quarter ended March 31, 1996, and the years ended December 31, 1995, 1994 and 1993 were $19 million, $83 million, $59 million and $56 million, respectively, representing 17%, 24%, 24% and 23% of the Company's total sales during such periods.

     Competition

     The market for artificial lift and completion tool equipment, equipment parts and repair is very competitive. Competition is based on product design and quality, ability to meet delivery requirements and pricing. The RotaFlex system competes with conventional pumping units, which are manufactured by Lufkin Industries. Corod's continuous sucker rods compete with conventional sucker rods, which are manufactured and sold by both EVI Oil Tools and three major competitors. The Company's packers compete with packers manufactured by three large manufacturing companies as well as various smaller specialty and commodity manufacturers. There are three competitors for the Company's gas lift products and three major competitors for the Company's flow control products and service tools. The Company's progressive cavity pumps compete with three major competitors. EVI Oil Tools has identified in the industry six large competitors that individually have significant shares of the entire artificial lift equipment market (inclusive of all other forms of lift). The Company believes that it currently has the second or third largest market share for artificial lift equipment in the world, although its market share varies depending on the type of product.

     Customers and Markets

     EVI Oil Tools' products and services are designed primarily for oil production from maturing fields. Demand is, therefore, not significantly affected by short-term changes in exploration and drilling activity. As the average age of oil wells worldwide increases, the market for the Company's artificial lift equipment is expected to increase. Currently, most of the Company's artificial lift equipment is sold in the United States and Canada. However, the Company believes that significant opportunities exist for its products in other areas with maturing fields such as South America, the CIS and China. In recognition of this opportunity, the Company has taken extensive efforts to expand EVI Oil Tools' products internationally. Approximately 8% of the Company's revenues from the sale of artificial lift equipment for 1995, 1994 and 1993 were derived from sales of equipment provided outside the United States and Canada.

     Facilities

     EVI Oil Tools' products are manufactured at nine locations in the United States, one location in Canada and one location in Brazil.

     Backlog

     Backlog of artificial lift equipment is generally not considered to be a meaningful indication of future sales or results due to the nature of the business.

CONTRACT DRILLING

     The Company's contract drilling segment in the United States is primarily concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the U.S. Gulf Coast where conventional jack-up rigs cannot operate. Mallard is the second largest operator of barge rigs in this market. Mallard's domestic barge rig fleet consists of 16 drilling rigs and 19 workover rigs. Mallard also has a fleet of six platform rigs for use in the Gulf of Mexico.

     The domestic barge rig market has for more than a decade been characterized by overcapacity and a heavy dependence on natural gas drilling. These market conditions, combined with depressed and volatile natural gas prices, created an operating environment that was characterized by low day rates and rig utilization and precipitated a consolidation in the industry. Since the early 1980's, the number of rigs in existence has declined from over 200 to less than 100, and the number of contractors has declined from over 20 to less than five. As one of the two major surviving contractors, Mallard has begun to benefit from these conditions through increased revenues and rig utilization. These market improvements have occurred notwithstanding continued low natural gas prices and a low domestic rig count. The Company expects domestic results to continue to benefit from these conditions as well as from increased demand in the U.S. Gulf Coast. These changes in demand stem from an increase in three-dimensional seismic survey activity, resulting in the identification of attractive deep natural gas prospects in the inland and coastal water of Louisiana, and increased lease activity in these areas following the 1994 settlement of a production royalty dispute between the State of Louisiana and Texaco, Mallard's largest barge rig customer. The Company was also recently awarded an exclusive one-year alliance to provide barge rig completion and workover services for Texaco.

     Mallard currently operates one rig in the coastal waters of Nigeria, one platform rig operating and one platform rig available for operation in offshore Peru and four land rigs in Argentina. International drilling contracts are generally for longer periods than domestic contracts and at more favorable rates. International drilling operations represented approximately 31% and 25% of the revenue and operating income, respectively, for this segment during 1995.

     On June 21, 1996, the Company entered into an agreement with Noble to acquire two barge rigs that are currently operating in Nigeria. The two rigs to be acquired were substantially upgraded by Noble for international drilling operations in 1990 and 1991 at a cost in excess of $50 million and have been working under contract since 1991. The rigs are designed to drill wells to depths of up to 30,000 feet in transition zones, shallow inland, coastal and offshore waters. The consideration for the two rigs will be $24.5 million in cash and a $7.5 million drill pipe credit. The Company is currently negotiating long-term drilling contracts with Shell Nigeria for the operation of the rigs after closing. The Company has also recently entered into a letter of intent with Chevron for the redeployment of one of the Company's rigs in the United States (Rig No. 60) to Nigeria to operate for Chevron under a three year contract. The cost to retrofit the Company's rig for international operations is expected to be approximately $9 million. Such costs are expected to be funded with a portion of the net proceeds of this Offering. These transactions will increase the Company's international presence and make the Company one of the two largest providers of barge drilling services in the Nigerian market.


     The acquisition of the Noble rigs is being pursued to increase the Company's international barge drilling rig fleet at what the Company believes are attractive prices and terms. The Chevron contract similarly provides the Company with the opportunity to retrofit one of its currently stacked U.S. Gulf Coast barge rigs for international drilling operations with the costs being financed through the payments received under a long-term contract with Chevron. Under both circumstances, the Company's objectives are to expand and enhance its international fleet to take advantage of anticipated improvements in international demand for barge drilling rigs as reserves in the transition zones of the world's oil and gas producing countries are developed. The acquisition of the Noble rigs is subject to various conditions, including the Company's receipt of satisfactory drilling contracts with Shell Nigeria and the absence of any material adverse changes affecting the rigs or the ability of the Company to operate the rigs in Nigeria. The proposed contract with Chevron for an additional rig in Nigeria will also be subject to various conditions, including local governmental approval of the contract. Both the Noble acquisition and the rig enhancements for the proposed Chevron contract will be financed with a portion of the net proceeds of this Offering. Although there can be no assurance that the Noble or Chevron transactions will close, the Company currently anticipates that the Noble acquisition will be consummated in July 1996 and that the Chevron contract will begin in the fourth quarter of 1996. As noted above in "Risk Factors -- Risks of Foreign Operations", operations in Nigeria are subject to various risks, including political instability in Nigeria and the possibility of trade restrictions affecting the ability of the Company to operate in Nigeria.


     Mallard owns all of its rigs and has a 49% interest in a joint venture that owns two land rigs in Peru. From its inception in 1987, Mallard has devoted substantial efforts toward establishing itself as a leader in quality by upgrading and refurbishing its rigs.

     The Company's fleet of barge and other rigs was acquired through a number of acquisitions made during the last ten years. These acquisitions were concentrated on barge rigs that could be easily integrated into Mallard's fleet. Because most of the purchases were made at a time during which there existed substantial overcapacity and low demand in the barge drilling market and from companies desiring to leave the market, the rigs were acquired at what the Company believes to be favorable prices substantially below replacement cost.

     The Company has from time to time reviewed the desirability of a potential spinoff or disposition of all or part of Mallard. The proposed acquisition of Noble's barge rigs and the retrofit and redeployment of a fourth rig to Nigeria, a currently stacked U.S. Gulf Coast rig, is expected to increase Mallard's revenues, cash flow and earnings. It is anticipated that, upon the completion of these transactions, the Company may again review the desirability of a spinoff or disposition of Mallard. To date, no decision has been made with respect to any such spinoff or disposition and any decision in that regard will be made in the future based on existing circumstances, including the tax impact of any such transaction and the impact from both a business and financial standpoint on the Company and its shareholders.

  MARINE FLEET

     As of June 15, 1996, the Company's marine fleet consisted of the following general types of rigs located in the following regions:

                                                                                TOTAL
                                                                                FLEET
                                                                                -----
        Inland Barge:
          U.S. Gulf Coast......................................................   35
          Nigeria..............................................................    1
        Platform:
          Gulf of Mexico.......................................................    6
          Peru.................................................................    2
                                                                                  --
                  Total........................................................   44
                                                                                  ==

     More detailed information with respect to the Company's fleet of marine drilling and workover rigs, as of June 15, 1996, is set forth in the following table:

                                                                 YEAR BUILT        MAXIMUM
                                                                   OR LAST        DRILLING
                                                  HORSEPOWER     REFURBISHED     DEPTH(FEET)     STATUS(A)
                                                  ----------     -----------     -----------     ---------
Inland Barge:
  Deep Drilling
     Rig No. 50.............................         2,000           1993           25,000        Active
     Rig No. 51.............................         2,000           1993           25,000        Active
     Rig No. 52.............................         2,000           1993           25,000        Active
     Rig No. 53.............................         2,000           1995           20,000        Active
     Rig No. 54.............................         2,000           1995           30,000        Active
     Rig No. 55.............................         2,000           1993           30,000        Active
     Rig No. 56.............................         2,000           1992           30,000        Active
     Rig No. 57.............................         3,000           1980           30,000       Stacked
     Rig No. 58.............................         3,000           1982           30,000       Stacked
     Rig No. 59.............................         3,000           1972           30,000       Stacked
     Rig No. 60(b)..........................         3,000           1981           30,000       Stacked
     Rig No. 71(c)..........................         3,000           1994           30,000        Active
  Intermediate Drilling
     Rig No. 8..............................         1,700           1995           15,000        Active
     Rig No. 11.............................         1,700           1994           15,000        Active
     Rig No. 12.............................         1,200           1990           14,000        Active
     Rig No. 17.............................         1,200           1993           13,000        Active
     Rig No. 21.............................         1,200           1995           14,000        Active
  Heavy Workover and Shallow Drilling
     Rig No. 15.............................           800           1991           11,500       Stacked
     Rig No. 16.............................           800           1994           11,500        Active
     Rig No. 18.............................           800           1993           11,500        Active
     Rig No. 19.............................           800           1993           11,500       Stacked
     Rig No. 20.............................           800           1995           11,500        Active
     Rig No. 23.............................         1,000           1993           13,000        Active
     Rig No. 24.............................         1,000           1992           13,000        Active
     Rig No. 25.............................         1,000           1993           13,000        Active

                                                                 YEAR BUILT        MAXIMUM
                                                                   OR LAST        DRILLING
                                                  HORSEPOWER     REFURBISHED     DEPTH(FEET)     STATUS(A)
                                                  ----------     -----------     -----------     ---------
  Workover and Other
     Rig No. 1..............................         1,100           1980               --       Stacked
     Rig No. 3..............................         1,000           1980               --       Stacked
     Rig No. 4..............................         1,000           1990               --       Stacked
     Rig No. 5..............................           800           1991               --       Stacked
     Rig No. 6..............................           800           1995               --        Active
     Rig No. 7..............................           800           1995               --        Active
     Rig No. 9..............................           650           1996               --        Active
     Rig No. 10.............................           800           1978               --       Stacked
     Rig No. 26.............................           650           1996               --        Active
     Rig No. 27.............................           800           1987               --       Stacked
     Rig No. 28.............................           800           1987               --       Stacked
  Platform:
     Rig No. 36.............................           500           1977               --       Stacked
     Rig No. 41.............................           950           1993           12,500        Active
     Rig No. 42E............................           950           1996           12,500        Active
     Rig No. 43.............................           650           1994               --       Stacked
     Rig No. 46.............................           650           1988               --       Stacked
     Rig No. 47.............................           750           1993           11,000        Active
     Rig No. 40(d)..........................           950           1992           11,000        Active
     Rig No. 48(d)..........................           950           1992           11,000        Active
          Total Rigs........................ 44
                                             ==

- ---------------

(a) "Active" denotes that the identified rig is currently under contract or available for contract. As of June 15, 1996, 21 rigs were under contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished before being placed back into service. The Company believes that its "stacked" rigs could be returned to service at a cost of between $1 million and $5 million per rig.

(b) The Company has entered into a letter of intent to redeploy this rig to Nigeria.

(c) Located in Nigeria.

(d) Located in Peru.

     Mallard's domestic operations are primarily conducted in the coastal (bays, swamps and canals) and offshore waters of Louisiana, Texas and Alabama. Mallard's business is directly dependent upon the level of oil and gas exploration, development and workover activity in these geographic markets. Because most of the current exploration and development activity in the U.S. Gulf Coast area is concentrated on the exploration for and production of natural gas, Mallard's operations are materially affected by market conditions for natural gas.

     The U.S. natural gas market has in recent periods been extremely volatile. In 1994 and through the first half of 1995, natural gas prices declined significantly. However, beginning in the middle of 1995, prices showed a marked increase. These increases have resulted in increased exploration and workover activity in the Gulf of Mexico, which in turn has resulted in increased demand for barge drilling and workover services. Increased demand, combined with an overall shrinkage in fleets and a consolidation in the industry, has improved day rates and margins. Prices for oil and natural gas continue to be extremely volatile and any material decline in the prevailing price of natural gas could result in reduced exploration and development activity and related day rates.

     Mallard's domestic rigs are primarily barge rigs that are capable of performing medium and deep drilling operations. Barge rigs are mobile drilling platforms that are submersible and are built to work in eight to 20 feet of water. These rigs are towed by tug boats to the drill site with the derrick laid down. The lower hull is then submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling and workover operations are conducted with the barge in this position. There are two basic forms of barge rigs: "posted" and "conventional". A posted barge is identical to a conventional barge except that the hull and super structure are separated by 12 to 14 foot columns, which increases the water depth capabilities of the rig.

     Internationally, Mallard currently operates one 3,000 HP barge drilling rig with a Varco TDS-3S Top Drive in the inland and coastal waters of Nigeria and has two platform drilling rigs available for operation in the offshore waters of Peru. Mallard's rig in Nigeria was recently awarded a new contract by Chevron through 1998. In addition, as noted above, the Company is proposing to acquire two of Noble's rigs operating in Nigeria and has recently entered into a letter of intent with Chevron for the redeployment of an additional rig to Nigeria that would operate for Chevron under a three year contract beginning in the fourth quarter of 1996.

     Mallard currently has one platform rig in Peru operating under a one-year contract expiring in January 1997 and another rig available for operation if needed by the Company's customer. These rigs did not operate for most of the second half of 1995 due to cost reductions by the Company's customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations". The Company's operations in Peru are conducted through a partnership. Under the terms of the agreements relating to this partnership, Mallard is entitled to approximately two-thirds of the income from the partnership's operations. The Company is currently reviewing its options with respect to its operations in Peru and the desirability of relocating one or both of its rigs to other markets.

  LAND DRILLING AND WORKOVER RIGS

     Mallard currently owns four land drilling rigs. These rigs are under a two-year drilling contract with Yacimientos Petroliferos Fiscales Sociedad Anonima ("YPF") in Argentina extending through June 1997. The Company's operations in Argentina have been adversely affected by high costs associated with those operations and low margins associated with its workover contracts. The Company has recently taken action to reduce its costs in Argentina and improve profitability, including the acquisition of rig mobilization equipment that is expected to reduce the costs payable to third parties for the movement of the Company's rigs in Argentina.

     In 1994, Mallard acquired a 49% interest in a joint venture that owns two land rigs in Peru. This venture is actively pursuing land drilling opportunities in Peru.

  COMPETITION AND CUSTOMERS

     Drilling in the U.S. Gulf Coast area serviced by Mallard ranges from shallow wells (up to 12,000 feet) to deep wells (up to 30,000 feet). The shallow wells generally take up to 20 days to drill and complete. Deeper wells generally take disproportionately longer to drill than shallow wells due primarily to more varied and difficult subsurface conditions and the frequent need to run protective casing.

     The Company's drilling rigs are generally operated under individual day rate contracts between the Company and its customers. Drilling contracts generally cover either the drilling of a specified well or wells or a stated term. Historically, most domestic contracts have been on a well-to-well basis while contracts in the international markets typically are offered on a term basis. The Company, from time to time, operates under turnkey contracts. The Company maintains redrill insurance to insure against certain costs in the event the Company was required to redrill under a turnkey contract.

     The Company obtains most of its contracts through competitive bidding against other contractors in response to solicitations of bids by oil and gas companies. Under the Company's day rate drilling contracts, it receives a fixed amount per day for providing the rig, certain related equipment and the rig operating crew, which works under the direction of a representative of the customer who is in charge of drilling operations. The customer pays all other costs of drilling the well. Under most such contracts, the customer also pays, at a reduced day rate, for periods of travel or when operations are interrupted or restricted by equipment breakdowns, adverse weather or water conditions or other conditions beyond the control of the Company. The Company also makes available the services of its fleet of approximately 55 crew boats as an extra cost option. Mallard primarily competes with one other barge competitor in the Gulf of Mexico, Falcon Drilling Company, Inc., although there exists a number of smaller companies. Mallard also competes with other types of rigs. The

Company estimates that its share of the barge drilling and workover market in coastal and inland waters in the Gulf Coast area is approximately 40%.

     Mallard's customer base consists of independent and major oil companies. For 1995, Texaco, Petro-Tech Peruana S.A. and Chevron accounted for 25%, 13% and 11%, respectively, of Mallard's revenues. For 1994, Texaco and Oryx Energy Company accounted for 15% and 11%, respectively, of Mallard's revenues. For 1993, Texaco accounted for 19% of Mallard's revenues.

  GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The U.S. Gulf Coast market, and particularly the shallow-water areas where the Company's contract drilling service operations are concentrated, are ecologically sensitive. As a result, environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of the oil companies to drill in these areas. U.S. laws and regulations applicable to the Company's operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. The Company, as an operator of drilling rigs in navigable U.S. waters and certain offshore areas, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and ground water. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose "strict liability", rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of the new requirements could have a material adverse effect on the Company.

     The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of domestic offshore facilities, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters. The Company believes that it is in compliance in all material respects with such laws, rules and regulations.

     The OPA and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party of oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. The OPA establishes liability limits (subject to indexing) for offshore drilling rigs. If functioning as an offshore facility, the offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with liability limits of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount, the offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits for all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on a responsible party. These include proof of financial responsibility (to cover at least some costs in a potential spill) and preparation of an oil spill contingency plan. A failure to comply with ongoing requirements or inadequate cooperation in a spill may even subject a responsible party to civil or criminal enforcement actions.

     In addition, the Outer Continental Shelf Lands Act authorized regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental-related lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     The drilling industry is dependent on the demand for services from the oil and gas exploration and development industry and, accordingly, is affected by changing tax laws, price controls and other laws relating to the energy business. The Company's business is affected generally by political developments and by federal, state, local and foreign laws and regulations that may relate directly to the oil and gas industry. The adoption of laws and regulations, both domestic and foreign, that curtail exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling opportunities.

     The Company believes it is in material compliance with applicable federal, state, local and foreign legislation and regulations relating to environmental controls. In this regard, all of Mallard's operating domestic drilling rigs have zero discharge capabilities as required by law. In addition, in recognition of environmental concerns regarding dredging of inland waters and permitting requirements, Mallard conducts minimal dredging operations and approximately two-thirds of Mallard's drilling contracts involve directional drilling, which minimizes the need for dredging. However, the existence of such laws and regulations has had and will continue to have a restrictive effect on the Company and its customers.

  SEASONALITY

     The Contract drilling business is subject to seasonal variation. Historically, the first two quarters of the calendar year are less active, while the last two quarters usually have a higher level of activity.

  FACILITIES

     Mallard is headquartered in New Iberia, Louisiana where it operates a yard and docking facility at the Port of Iberia. Mallard owns the facility and leases the land on which it is located under a long-term lease, subject to extensions, that will expire in 2018.

  BACKLOG

     Other than Mallard's foreign contracts, which are long-term in nature, drilling and workover servicing contracts have typically been for short-terms, usually the time required to drill one well.

RAW MATERIALS

     The Company purchases a variety of raw materials for its manufacturing operations, including plain end green tubing stock, steel bars and a variety of parts and components fabricated by other manufacturers and suppliers. With the exception of Robbins & Myers, which supplies two material components of EVI Oil Tools' progressive cavity pumps, the Company is not dependent on any single source of supply for any of its raw materials and components. A loss of one or more of the Company's suppliers could disrupt production.

PATENTS

     The Company's oilfield equipment segment utilizes various patents and proprietary technology in the manufacture of its products. Certain components currently used in the progressive cavity pump utilize technology owned and licensed by Robbins & Myers. Although the Company considers its patents important to the operation of its business and a loss of one or more patents could adversely affect a particular product, because of the proprietary processes that the Company has developed in using its patents, and the nature of the business conducted with the patents, it does not believe that any significant portion of its business is materially dependent upon any single patent or group of patents or generally upon patent protection.

INSURANCE

     The Company has purchased Operators Extra Expense insurance to insure itself against exposure to certain hazards unique to drilling and workover operations and maintains redrill insurance with respect to its exposure relating to turnkey contracts. There can be no assurance, however, that such insurance will be sufficient to cover any future losses, or that such insurance will continue to be available on commercially reasonable terms. The Company's drilling and workover business is also subject to the usual hazards of oil and gas drilling operations (including blowouts, fires, cratering, pollution and environmental damages), plus the additional dangers incident to marine operations in coastal and offshore waters (including capsizing, collision, grounding and adverse weather). The Company maintains insurance coverage that it believes to be customary in the industry against these hazards and whenever possible obtains agreements from customers providing for indemnification against liability to others. The Company also maintains political risk insurance to insure against certain risks of doing business in foreign countries. Although the Company believes that these actions have helped it to minimize the cost of its insurance, any increase in the number or amount of claims or losses could require greater cash payments and reserves by the Company and could result in the Company having higher rates, deductibles and retainages for its insurance coverage. However, neither insurance nor indemnity agreements can provide complete protection against casualty losses. There can be no assurance that such coverage is adequate for the risks involved, that the coverage limits would not be exceeded or that such insurance would apply to all such liabilities. Further, there can be no assurance that such insurance will be sufficient to cover any future losses, will continue to be available on commercially reasonable terms or will continue to be available on terms as favorable as those for its existing arrangements. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company could have a material adverse effect on the Company's financial condition and results of operations.

     The Company is required to carry workers' compensation insurance to comply with state laws and customer requirements. Grant Prideco has elected to opt out of the mandatory workers' compensation pools and secures its workers' compensation through outside insurance. Although it has been able to reduce insurance costs through this election, certain benefits provided under the workers' compensation statutes may not be available to the Company. The cost of insurance is subject to substantial fluctuation due to a variety of factors, some of which are beyond the Company's control. Although the Company has generally been able to obtain insurance on terms it considers to be reasonable, there can be no assurance that such insurance will continue to be available on terms as favorable as those for its existing arrangements. The Company is partially self-insured for employee health insurance claims and certain workers' compensation claims, including marine workers' compensation claims.

     Although the Company maintains product liability insurance with respect to its products, such insurance is limited in coverage. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company with respect to its products could have a material adverse effect on the Company.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company's business is affected by changes in public policy and by federal, state and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling and other opportunities in the energy service industry. The Company is also subject to various health and safety regulation as established by the Occupational Safety and Health Administration.

     The Company's operations are subject to federal, state and local laws and regulations controlling the discharge of materials into or otherwise relating to the protection of the environment. In recent years, laws and regulations protecting the environment have generally become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. However, the Company is not currently aware of any situation or condition that it believes is likely to have a material adverse effect on its results of operations or financial condition. For information concerning environmental matters with respect to the contract drilling services provided by Mallard, see "-- Contract Drilling -- Government Regulation and Environmental Matters".

     The Company's expenditures in 1995 in order to comply with applicable environmental laws and regulations were not material, and the Company expects that the costs of compliance with such laws and regulations for 1996 will be minimal. The Company maintains insurance coverage with respect to environmental liabilities relating to its marine drilling operations. Although the Company believes that such coverage is adequate for the risks involved, there can be no assurance that the coverage limits would not be exceeded or such insurance would apply to all such liabilities. The Company does not believe that its costs for compliance with applicable environmental laws and regulations is, on a relative basis, greater than that of its competitors.

FOREIGN OPERATIONS

     The Company's equipment and services are used in approximately 50 countries by U.S. customers operating abroad and by foreign customers. Sales of equipment and services outside the U.S. accounted for approximately 38%, 36% and 40% of total revenues for 1995, 1994 and 1993, respectively, based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer by the Company. The distribution of the Company's revenues by geographic region is shown below:

                                                  WESTERN HEMISPHERE        EASTERN HEMISPHERE
                                               ------------------------    ---------------------
                                               UNITED STATES     OTHER     MIDDLE EAST    OTHER     ELIMINATIONS     TOTAL
                                               -------------    -------    -----------    ------    ------------    --------
                                                                              (IN THOUSANDS)
1995
  Operating revenues from unaffiliated
    customers.................................   $ 220,937      $61,293      $    --      $9,921      $ (3,567)     $288,584
  Export sales to unaffiliated customers......      63,003           --           --          --            --        63,003
                                                  --------      -------       ------      ------       -------      --------
        Total.................................     283,940       61,293           --       9,921        (3,567)      351,587
1994
  Operating revenues from unaffiliated
    customers.................................   $ 162,344      $34,643      $ 5,801      $5,329      $ (3,304)     $204,813
  Export sales to unaffiliated customers......      43,724           --           --          --            --        43,724
                                                  --------      -------       ------      ------       -------      --------
        Total.................................     206,068       34,643        5,801       5,329        (3,304)      248,537
1993
  Operating revenues from unaffiliated
    customers.................................   $ 150,729      $31,722      $ 7,967      $4,675      $ (1,983)     $193,110
  Export sales to unaffiliated customers......      52,847           --           --          --            60        52,907
                                                  --------      -------       ------      ------       -------      --------
        Total.................................     203,576       31,722        7,967       4,675        (1,923)      246,017

     See Note 15 to the Consolidated Financial Statements of the Company for additional financial information related to the Company's revenues by geographic region.

     Operations and sales in foreign markets are subject to substantial competition from large multi-national corporations and government-owned entities and to a variety of local laws and regulations requiring qualifications, use of local labor, the provision of financial assurances or other restrictions and conditions on operations. Foreign operations are also subject to risks associated with doing business outside the U.S., including risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Foreign operations may also subject the Company to risks relating to fluctuations in currency exchange rates. However, to date, currency fluctuations have not had a material adverse impact on the Company.

     The Company's current and proposed operations in Nigeria are also subject to certain risks relating to political instability in Nigeria and the possibility of the adoption of legislation by the U.S. Congress, which, if enacted, could restrict the ability of the Company and its customers to engage in trade and invest in Nigeria. To date, the Company has not been materially affected by the political instability in Nigeria. Other rig contractors, however, have experienced work stoppages and delays relating to civil unrest in Nigeria. In addition, although no legislation materially restricting United States trade with Nigeria has been enacted to date, there is currently pending before the United States Congress legislation that would restrict future trade and investment in Nigeria. If such legislation were to be enacted, the Company's rig operations in Nigeria could either be required to be terminated or materially curtailed. The legislation could also prevent the Company from acquiring the Noble rigs in Nigeria or from operating those rigs if they are acquired. In addition to reducing or eliminating a source of revenue and income, the Company could be required to redeploy its rigs out of Nigeria. The costs of such redeployment might not be reimbursable and such costs, together with the costs with a termination of operations in Nigeria, could have a material adverse impact on results. Revenues and operating income attributable to the Company's Nigerian operations for the year ended December 31, 1995, were $8.8 million and $2.4 million, respectively. Revenues and operating income for the three months ended March 31, 1996, were $2.4 million and $0.5 million, respectively.

     The Company has drill pipe and other products manufactured for it by OCTL in India under a long-term exclusive manufacturing arrangement with OCTL. Although the Company has sought to minimize the risks of this operation through its manufacturing arrangement and insurance, the Company is providing OCTL with a substantial amount of raw materials and inventory for the products manufactured for it. Operations in India are subject to various political and economic risks as well as financial risks with respect to OCTL. The Company's arrangement with OCTL is structured to minimize the Company's risk to its initial $8 million deposit with OCTL, the raw materials provided to OCTL for the manufacture of the Company's products and working capital associated with the operations.

     The Company also has manufacturing operations in Mexico, Brazil and China and, in addition to Nigeria, has rigs operating in Peru and Argentina. The Company's operations in each of these countries are subject to various political and economic conditions existing in them which could disrupt operations. The Company generally seeks to obtain, where economical, insurance against certain political risks and attempts to structure its contracts and arrangements in the foreign countries in which it operates in a manner that would minimize the exposure of its assets to losses in those countries. Such efforts include structuring substantially all of its sales and service contracts to be in U.S. dollars and utilizing lease arrangements and joint ventures for manufacturing facilities so as not to require substantial investment of funds in fixed assets in foreign countries. Although the Company believes that its exposure to foreign risks is not materially greater than that of its competitors, there can be no assurance that disruptions will not occur in the Company's foreign operations or that any losses that do occur will be covered by insurance.

EMPLOYEES

     As of May 31, 1996, the Company employed approximately 3,900 employees. The Company considers its relations with its employees to be generally satisfactory.

FACILITIES


     The principal offices of the Company and facilities used by the Company in its oilfield equipment and contract drilling segments are set forth in the table below:


                                      FACILITY
                                        SIZE      PROPERTY
                                        (SQ.        SIZE
              LOCATION                  FT.)      (ACRES)     TENURE                 UTILIZATION
- ------------------------------------  --------    --------    ------    -------------------------------------
OILFIELD EQUIPMENT:
  Navasota, Texas...................   251,600     182.80      Owned    Manufacture drill pipe, premium
                                                                        threaded casing, liners and tubing
  Vera Cruz, Mexico.................   214,000      42.00     Leased    Manufacture drill pipe
  Bastrop, Texas....................   108,300      21.00      Owned    Manufacture tool joints
  Bryan, Texas......................   160,000      55.27      Owned    Manufacture premium tubing
  Houston, Texas....................    12,400         --     Leased    Principal offices of Grant Prideco
                                        68,500      13.50      Owned    Manufacture drill pipe, drill
                                                                        collars, heavyweights and kellys
                                        21,900      11.00      Owned    Manufacture drill pipe, drill
                                                                        collars, heavyweights and kellys
                                        31,500      10.00      Owned    Manufacture drill pipe, drill
                                                                        collars, heavyweights and kellys
                                       162,500      21.00     Leased    Threading of premium casing
  Channelview, Texas................    60,600      20.00      Owned    Threading of premium casing
  Longview, Texas...................    40,000      22.10      Owned    Manufacture pump barrels and plungers
  Odessa, Texas.....................    97,000       7.20      Owned    Manufacture of RotaFlex pumping units
                                        58,000       6.70      Owned    Manufacture couplings, tubing anchors
                                                                        and gears
  Oklahoma City, Oklahoma...........     9,500       1.20     Leased    Repair pumping unit parts
  Morgan City, Louisiana............    19,300       2.40     Leased    Repair drill pipe, drill collars,
                                                                        heavyweights and kellys
  New Iberia, Louisiana.............    17,500       0.90     Leased    Manufacture of gas lift equipment
  Arlington, Texas..................    60,000       2.50     Leased    Manufacture of downhole packers and
                                                                        completion systems
  Powell, Wyoming...................    16,000       1.80     Leased    Manufacture of downhole packers and
                                                                        completion systems
  Midland, Texas....................    30,000       5.60      Owned    Manufacture and repair pumping unit
                                                                        parts
  Woodward, Oklahoma................   148,800      53.02     Leased    Manufacture sucker rod pump parts
  Santa Teresa, New Mexico..........    43,000       7.50      Owned    Manufacture sucker rods
  Aberdeen, Scotland................    11,500       5.90     Leased    Threading of premium casing
  Edmonton, Alberta, Canada.........    40,000      11.00     Leased    Manufacture of progressive cavity
                                                                        pumps
  Nisku, Alberta, Canada............    15,900       8.30      Owned    Manufacture continuous rods
  Caxias do Sul, Brazil.............    62,400         --     Leased    Manufacture downhole packers and
                                                                        completion systems
  Macae, Brazil.....................    10,200         --      Owned    Repair facility
  Natal, Brazil.....................     2,600         --     Leased    Repair facility
CONTRACT DRILLING:
  Buenos Aires, Argentina...........     2,500         --     Leased    Principal offices of Argentina
                                                                        operations
  Caleta Olivia, Argentina..........     7,500       5.00     Leased    Operating base for Southern Argentina
  Rincon de las Sauces, Argentina...     2,500       2.50     Leased    Operating base for Western Argentina
  Warri, Delta State, Nigeria.......     5,750       0.50     Leased    Equipment storage facility
  New Iberia, Louisiana.............    54,600         --      Owned    Principal offices of Mallard,
                                                                        warehouse and repair shop
                                            --      14.00     Leased    Docking facility
CORPORATE:
  Houston, Texas....................    14,500         --     Leased    Principal offices of the Company

     In addition to the above facilities, the Company has an agreement with OCTL pursuant to which OCTL's manufacturing facility in Narketpally, India is to be dedicated by OCTL to the production of drill pipe and other tubular products exclusively for the Company. This facility is owned by OCTL and consists of 262,000 sq. ft. located on 60 acres.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information with respect to the directors and executive officers of the Company. Each executive officer has been elected to serve until his or her successor is duly appointed or elected by the Board of Directors or his or her earlier removal or resignation from office.


        NAME OF DIRECTOR OR OFFICER      AGE                POSITION WITH THE COMPANY
    -----------------------------------  ---     ------------------------------------------------
    Bernard J. Duroc-Danner............  42      President, Chief Executive Officer and Director
    Ghazi J. Hashem....................  61      Senior Vice President, Technical Operations
    James G. Kiley.....................  39      Vice President and Chief Financial Officer,
                                                 Treasurer and Secretary
    Frances R. Powell..................  41      Vice President -- Accounting and Controller
    David J. Butters...................  55      Director and Chairman of the Board
    Uriel E. Dutton....................  65      Director
    Eliot M. Fried.....................  63      Director
    Sheldon S. Gordon..................  60      Director
    Sheldon B. Lubar...................  67      Director
    Robert B. Millard..................  46      Director
    Robert A. Rayne....................  47      Director


     Bernard J. Duroc-Danner joined the Company in May 1987 upon inception of the Company's strategic redeployment in the oilfield service and equipment industry. He was elected President of the Company in January 1990 and Chief Executive Officer in May 1990. In prior years, Mr. Duroc-Danner was with Arthur
D. Little Inc., a management consulting firm in Cambridge, Massachusetts. Mr. Duroc-Danner holds a Ph.D. in economics from Wharton (University of Pennsylvania).

     Ghazi J. Hashem was elected Senior Vice President, Technical Operations of the Company in May 1994 and Vice President, Technical Operations in November 1992. Mr. Hashem previously served as Chairman of the Board of Grant Prideco from May 1992 to November 1992 and as President of Grant Prideco from April 1984 to May 1992.

     James G. Kiley was elected Vice President and Chief Financial Officer of the Company in May 1996 and Vice President -- Finance, Treasurer and Secretary in May 1994 when he joined the Company. From April 1991 to April 1994, Mr. Kiley served as Treasurer of Baroid Corporation, a provider of oilfield services. Prior to his position at Baroid, Mr. Kiley held various positions, including Assistant Treasurer, at NL Industries, Inc., a manufacturer of titanium dioxide pigments and specialty chemicals.

     Frances R. Powell was elected Vice President -- Accounting of the Company in May 1994, Controller in November 1991 and has been employed by the Company since 1990. Ms. Powell was employed with GulfMark International, Inc. ("GulfMark") from 1986 to 1990, where she served as Controller from 1988 to 1990.


     David J. Butters is a Managing Director of Lehman Brothers ("Lehman Brothers"), an investment banking firm and division of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings, Inc. ("Lehman Holdings"), where he has been employed for more than the past five years. Mr. Butters is currently Chairman of the Board of Directors of GulfMark, a director of Anangel-American Shipholdings, Ltd. and BT Shipping Ltd. and a member of the Board of Advisors of Energy International, N.V. See "Selling Stockholders". Mr. Butters is also Chairman of the Board of Directors of the Company.


     Uriel E. Dutton has been a Partner in Fulbright & Jaworski L.L.P., a law firm, for more than the past five years.

     Eliot M. Fried is a Managing Director of Lehman Brothers, where he has been employed for more than the past five years. He is Co-Chairman of the firm-wide Investment Committee and a member of the

Investment Banking Commitment Committee of Lehman Brothers. Mr. Fried is a director of Bridgeport Machines, Inc., Lear Corporation, Sun Distributors L.P., Walter Industries, Inc. and Vernitron Corporation.

     Sheldon S. Gordon has been Chairman of Union Bancaire Privee International, Inc., a merchant bank, since May 1996. From May 1995 to May 1996, Mr. Gordon was a Limited Partner of The Blackstone Group, L.P., an investment banking firm. He was also Chairman of Blackstone Alternative Asset Management L.P. from January 1993 to May 1996 and was employed with The Blackstone Group, L.P. as a general partner from April 1991 until May 1995. Prior to April 1991, Mr. Gordon was Chairman and Chief Executive Officer of Stamford Capital Group, Inc. for four years ending August 1990. Mr. Gordon is a director of Ametek, Inc., Anangel-American Shipholdings, Ltd. and Holland Balanced Fund.

     Sheldon B. Lubar has been Chairman and Chief Executive Officer of Christiana Companies, Inc. ("Christiana"), a diversified holding company with interests in refrigerated and non-refrigerated warehousing and logistic services and Chairman of Lubar & Co. Incorporated for more than the past five years. Mr. Lubar is a director of Ameritech Corporation, Massachusetts Mutual Life Insurance Company, Firstar Corporation and MGIC Investment Corporation. Under the terms of the agreements relating to the Company's acquisition of Prideco, Inc. in June 1995, the Company agreed to nominate Mr. Lubar or another acceptable nominee of Christiana for election to the Board of Directors of the Company as long as Christiana beneficially owns 8% or more of the outstanding shares of Common Stock of the Company.


     Robert B. Millard is a Managing Director of Lehman Brothers, where he has been employed for more than the past five years. Mr. Millard is also a director of GulfMark. See "Selling Stockholders".


     Robert A. Rayne has been an Investment Director of London Merchant Securities plc (property investment and development with major investments in leisure enterprises), a United Kingdom listed public limited company, for more than the past five years.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to each person who as of June 15, 1996, was known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

                                                                 NUMBER OF SHARES
                      NAME AND ADDRESS OF                       BENEFICIALLY OWNED      PERCENT OF
                        BENEFICIAL OWNER                      AS OF JUNE 15, 1996(A)    CLASS (%)
    --------------------------------------------------------  ----------------------    ----------
    GulfMark International, Inc. ...........................         2,535,572(b)          13.4
      5 Post Oak Park, Suite 1170
      Houston, Texas 77027
    FMR Corp.(c)............................................         2,097,200             11.1
      82 Devonshire Street
      Boston, Massachusetts 02109
    Christiana Companies, Inc. and Sheldon B. Lubar(d)......         1,948,731             10.3
      777 E. Wisconsin Avenue, #3380
      Milwaukee, Wisconsin 53202
    Lehman Brothers Holdings Inc. ..........................         1,120,000(b)           5.9
      3 World Financial Center
      New York, New York 10285

- ---------------

(a) Unless otherwise indicated below, the persons or group listed have sole voting and dispositive power with respect to their shares of Common Stock, and none of such shares are deemed to be owned because the holder has the right to acquire the shares within 60 days.


(b) Lehman Holdings beneficially owns 30.4% of the common stock of GulfMark. The beneficial ownership of Common Stock of Lehman Holdings indicated in the table above does not include any of the shares of Common Stock held by GulfMark, beneficial ownership of which is disclaimed. See "Selling Stockholders."


(c) FMR Corp. has sole power to dispose of all 2,097,200 shares of Common Stock and sole power to vote 268,400 of such shares.

(d) Sheldon B. Lubar, a Director of the Company, is the Chairman and Chief Executive Officer of Christiana and is the beneficial owner, through a voting trust, of 49.9% of the common stock of Christiana.

                              SELLING STOCKHOLDERS



     The following table sets forth certain information with respect to the shares of Common Stock beneficially owned by the Selling Stockholders as of June 15, 1996. Each Selling Stockholder has sole voting and investment power with respect to the shares of Common Stock held by that Selling Stockholder.



                                          BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                            BEFORE OFFERING                         AFTER OFFERING(A)
                                        ------------------------                 ------------------------
                                        NUMBER OF    PERCENT OF                  NUMBER OF    PERCENT OF
               NAME OF                   SHARES      OUTSTANDING    SHARES TO     SHARES      OUTSTANDING
         SELLING STOCKHOLDERS             OWNED        SHARES        BE SOLD       OWNED        SHARES
- --------------------------------------  ---------    -----------    ---------    ---------    -----------
GulfMark International, Inc...........  2,535,572        13.4        300,000     2,235,572        10.2
Sandra Hamilton.......................     96,533       *             96,533             0       *
William Chunn.........................    104,050       *             63,467        40,583       *
Donald Morris.........................    105,884       *             40,000        65,884       *
                                        ---------       -----       ---------    ---------       -----
          Totals......................  2,842,039        15.1        500,000     2,342,039        10.7
                                         ========    =========       =======      ========    =========


- ---------------


 *  Less than 1%.


(a) Does not include 500,000 shares of Common Stock to be issued in the TCA transaction.

     At June 15, 1996, Lehman Holdings, an affiliate of Lehman Brothers, owned 1,015,113 shares of the outstanding common stock of GulfMark (approximately 30.4% of the shares outstanding) and, as of such date, also owned 1,120,000 shares of the Common Stock of the Company (approximately 5.9% of the shares outstanding). Messrs. David J. Butters and Robert B. Millard, who are employees of Lehman Brothers and members of the Board of Directors of the Company, constitute two of the five members of the Board of Directors of GulfMark. Additionally, Mr. Butters is Chairman of the Company's and GulfMark's Board of Directors. See "Management -- Directors and Executive Officers" and "Underwriting".


     Sandra Hamilton, William Chunn and Donald Morris received their shares of Common Stock in connection with the Company's acquisition of Prideco in 1995. Prior to the Company's acquisition of Prideco, Messrs. Chunn and Morris and the husband of Ms. Hamilton were directors of Prideco, and Mr. Chunn was President of Prideco. Following the acquisition, all of such persons ceased to be officers and directors of Prideco. Mr. Chunn, however, is currently an employee of the Company at its Grant Prideco division.



     The Company will pay certain expenses of registering the shares of Common Stock to be offered by the Selling Stockholders under the Securities Act, including printing expenses and the fees and disbursements of the counsel and accountants for the Company. Additionally, the Company will pay the registration and filing fees of Ms. Hamilton and Messrs. Chunn and Morris. GulfMark will pay its own registration and filing fees. The Selling Stockholders will also pay all fees and disbursements of their own counsel and all brokerage fees, commissions and expenses, if any, applicable to the shares of Common Stock being sold by them. The Company will indemnify each of the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments the Selling Stockholders may be required to make in respect thereof. Each of the Selling Stockholders has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act, with respect to information provided by that Selling Stockholder in connection with this Offering.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $1.00 per share, and 3,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). At June 25, 1996, 18,867,797 shares of Common Stock were outstanding. In addition, at June 25, 1996, there were 1,672,100 shares of Common Stock reserved for issuance pursuant to the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan, Amended and Restated Non-Employee Director Stock Option Plan and restricted stock plan for foreign key employees, of which 956,100 shares of Common Stock were reserved for issuance upon exercise of outstanding options. At June 25, 1996, there were no shares of Preferred Stock issued or outstanding. The holders of shares of Common Stock are not liable to further calls or assessments by the Company. The description below is a summary of and is qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation as currently in effect.


     Subject to the rights of the holders of any outstanding shares of Preferred Stock and those rights provided by law, (i) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends and may be payable in cash, stock or otherwise, (ii) the holders of the Company stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote and (iii) upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company will be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests to the exclusion of the holders of any outstanding shares of Preferred Stock.

     Although the holders of the Common Stock are generally entitled to vote for the approval of amendments to the Company's Restated Certificate of Incorporation, the voting rights of the holders of the Common Stock are limited with respect to certain amendments to the Company's Restated Certificate of Incorporation that affect only the holders of the Preferred Stock. Specifically, subject to the rights of any outstanding shares of any series of Preferred Stock, the Company's Restated Certificate of Incorporation provides that it may be amended from time to time in any manner that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of Preferred Stock then outstanding with the only required vote or consent for approval of such amendment being the affirmative vote or consent of the holders of a majority of the outstanding shares of the series of Preferred Stock so affected, provided that the powers, preferences and rights and the qualifications and limitations or restrictions of such series after giving effect to such amendment are no greater than the powers, preferences and rights and qualifications and limitations or restrictions permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares of Preferred Stock pursuant to the authority vested in the Board of Directors as to such matters.


     Holders of the Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of the Company. Holders of the Common Stock have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future. The Company is currently subject to certain prohibitions on the declaration and payment of cash dividends on the Common Stock under the terms of the Company's existing credit facilities. Under the most restrictive of these credit facilities, the Company is currently limited in the amount of dividends, distributions and other restricted payments that it may make to $10 million. See "Price Range of Common Stock and Dividend Policy".


     The Preferred Stock may be issued from time to time in one or more series, with each such series having such powers, preferences and rights and qualifications and limitations or restrictions as may be fixed by the Board of Directors pursuant to the resolution or resolutions providing for the issuance of such series.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the Company of stock or any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the above described exceptions specified by Delaware law.

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The Company has approved the acquisition by GulfMark and Lehman Holdings of the shares of Common Stock owned by them under Section 203 and GulfMark and Lehman Holdings are therefore not subject to the restrictions under Section 203.

     The Registrar and Transfer Agent for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                  UNDERWRITING


     Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Jefferies & Company, Inc., Prudential Securities Incorporated and Schroder Wertheim & Co. Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the number of shares of Common Stock set forth opposite their respective names below:



                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        Lehman Brothers Inc. .............................................
        Donaldson, Lufkin & Jenrette Securities Corporation...............
        Jefferies & Company, Inc. ........................................
        Prudential Securities Incorporated ...............................
        Schroder Wertheim & Co. Incorporated .............................

                                                                            ---------
                  Total...................................................  3,500,000
                                                                            =========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.


     The Company and the Selling Stockholders have been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain selected dealers (who may include the Underwriters) at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.


     The Company has granted to the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares that is proportional to such Underwriter's initial commitment.


     The Company, each Selling Stockholder and the executive officers and directors of the Company have agreed that they will not, without the prior written consent of Lehman Brothers Inc., during the 90 days following the date of this Prospectus, offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, or, as to the Company, sell or grant options, rights, or warrants with respect to any shares of Common Stock, other than (i) pursuant to existing benefit plans of the Company or its subsidiaries and (ii) in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Company has agreed to suspend sales of Common Stock pursuant to registration rights granted to certain of its stockholders, including the stockholders of TCA who will receive Common Stock in connection with the acquisition of TCA, for 90 days after the date of this Prospectus (60 days after the date of this Prospectus in the case of the former shareholders of ENERPRO who hold an aggregate of approximately 100,000 shares of Common Stock).

     Jefferies & Company, Inc. has from time to time provided financial advisory services to the Company for which it has received usual and customary compensation.


     The Company and each of the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.



     At June 15, 1996, Lehman Holdings, an affiliate of Lehman Brothers, owned 1,120,000 shares of the Common Stock (approximately 5.9% of the shares outstanding) and approximately 30.4% of the outstanding common shares of GulfMark. Messrs. David J. Butters, Eliot M. Fried and Robert B. Millard, who are employees of Lehman Brothers, constitute three of the eight members of the Board of Directors of the Company. Messrs. Butters and Millard constitute two of the five members of the Board of Directors of GulfMark. Mr. Butters is Chairman of the Company's and GulfMark's Board of Directors. See "Management -- Directors and Executive Officers" and "Selling Stockholders." As a result of the foregoing ownership of Common Stock and stock of GulfMark and director relationships, the National Association of Securities Dealers, Inc. ("NASD") may view this Offering as a participation by Lehman Brothers in the distribution in a public offering of the securities of an affiliate. As a result, this Offering is being made pursuant to the provisions of Rule 2720 of the NASD's Conduct Rules. In accordance with such Rule 2720, the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.


                                 LEGAL MATTERS


     In connection with the Common Stock offered hereby, the validity of the shares being offered will be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas. Uriel E. Dutton, a director of the Company, is a partner of Fulbright & Jaworski L.L.P. Mr. Dutton currently holds options to purchase 30,000 shares of Common Stock, which options were granted to him pursuant to the Company's Amended and Restated Non-Employee Director Stock Option Plan. Certain legal matters will be passed upon for GulfMark by Griggs & Harrison, P.C., Houston, Texas, and for the other Selling Stockholders by Vinson & Elkins, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.


                                    EXPERTS

     The Company's consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included and incorporated by reference in this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The historical balance sheets of Prideco as of June 30, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for the fiscal years ended June 30, 1995 and 1994, incorporated by reference into this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The historical balance sheets of TCA, as of December 31, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for the fiscal years ended December 31, 1995 and 1994, included in this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
ENERGY VENTURES, INC. AND SUBSIDIARIES:
Report of Independent Public Accountants..............................................  F-2
  Consolidated Balance Sheets at December 31, 1995 and 1994...........................  F-3
  Consolidated Statements of Income, for each of the three years in the period ended
     December 31, 1995................................................................  F-4
  Consolidated Statements of Stockholders' Investment, for each of the three years in the period ended December 31, 1995...............................................  F-5
  Consolidated Statements of Cash Flows, for each of the three years in the period ended December 31, 1995..........................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7
Unaudited Consolidated Condensed Balance Sheet -- March 31, 1996......................  F-31
Unaudited Consolidated Condensed Statements of Income for the three month periods ended March 31, 1996 and 1995.......................................................  F-32
Unaudited Consolidated Condensed Statements of Cash Flows for the three month periods ended March 31, 1996 and 1995.......................................................  F-33
Notes to Unaudited Consolidated Condensed Financial Statements........................  F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Energy Ventures, Inc.

     We have audited the accompanying consolidated balance sheets of Energy Ventures, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energy Ventures, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 26, 1996

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS)
                                ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents............................................  $  4,517     $  3,144
  Accounts Receivable, Net of Allowance for Uncollectible Accounts of
     $615,000 in 1995 and $564,000 in 1994.............................   102,763       72,790
  Inventories..........................................................   117,936       74,938
  Materials and Supplies...............................................    10,042        7,687
  Prepaid Expenses.....................................................     3,907        3,751
  Other Current Assets.................................................    10,409        2,493
                                                                         --------     --------
                                                                          249,574      164,803
                                                                         --------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land, Buildings and Other Property...................................    33,271       27,278
  Rigs, Machinery and Equipment........................................   201,945      152,096
  Furniture and Vehicles...............................................    15,880       17,071
                                                                         --------     --------
                                                                          251,096      196,445
  Less: Accumulated Depreciation.......................................    58,394       45,550
                                                                         --------     --------
                                                                          192,702      150,895
                                                                         --------     --------
EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS OF BUSINESSES
  ACQUIRED, NET........................................................    37,398       15,606
OTHER ASSETS...........................................................    11,386       12,930
                                                                         --------     --------
                                                                         $491,060     $344,234
                                                                         ========     ========
                           LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings, Primarily Under Revolving Lines of Credit.....  $  4,826     $ 17,265
  Current Maturities of Long-Term Debt.................................     5,894        3,189
  Accounts Payable.....................................................    53,703       30,741
  Accrued Salaries and Benefits........................................     5,963        3,908
  Other Accrued Liabilities............................................    26,730       15,362
                                                                         --------     --------
                                                                           97,116       70,465
                                                                         --------     --------
LONG-TERM DEBT.........................................................   126,849      125,690
DEFERRED INCOME TAXES, NET.............................................    32,926       30,785
OTHER LIABILITIES......................................................     6,103        6,381

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' INVESTMENT:
  Common Stock, $1 Par Value, Authorized 20,000,000 Shares, Issued
     18,522,183 Shares in 1995 and 12,754,249 Shares in 1994...........    18,522       12,754
  Capital in Excess of Par Value.......................................   157,953       55,142
  Retained Earnings....................................................    60,167       48,856
  Cumulative Foreign Currency Translation Adjustment...................    (6,915)      (4,536)
  Treasury Stock, at Cost..............................................    (1,661)      (1,303)
                                                                         --------     --------
                                                                          228,066      110,913
                                                                         --------     --------
                                                                         $491,060     $344,234
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES...................................................  $351,587     $248,537     $246,017
                                                             --------     --------     --------
COSTS AND EXPENSES:
  Cost of Sales............................................   262,293      181,137      181,742
  Selling, General and Administrative Attributable to
     Segments..............................................    51,731       43,183       41,690
  Corporate General and Administrative.....................     5,123        4,748        4,030
                                                             --------     --------     --------
                                                              319,147      229,068      227,462
                                                             --------     --------     --------
OPERATING INCOME...........................................    32,440       19,469       18,555
                                                             --------     --------     --------
OTHER INCOME (EXPENSE):
  Interest Income..........................................       118          210          366
  Interest Expense, Net....................................   (16,723)     (13,715)      (7,575)
  Other, Net...............................................       556          484        1,465
                                                             --------     --------     --------
                                                              (16,049)     (13,021)      (5,744)
                                                             --------     --------     --------
INCOME BEFORE INCOME TAXES.................................    16,391        6,448       12,811
PROVISION FOR INCOME TAXES.................................     5,080        1,806        4,864
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS..........................    11,311        4,642        7,947
DISCONTINUED OPERATION, NET OF TAXES.......................        --           --       (2,057)
                                                             --------     --------     --------
INCOME BEFORE EXTRAORDINARY CHARGE.........................    11,311        4,642        5,890
EXTRAORDINARY CHARGE, NET OF TAXES.........................        --       (3,784)          --
                                                             --------     --------     --------
NET INCOME.................................................  $ 11,311     $    858     $  5,890
                                                             ========     ========     ========
EARNINGS PER COMMON SHARE:
  Continuing Operations....................................  $    .77     $    .37     $    .66
  Discontinued Operation, Net of Taxes.....................        --           --         (.17)
  Extraordinary Charge, Net of Taxes.......................        --         (.30)          --
                                                             --------     --------     --------
  Net Income...............................................  $    .77     $    .07     $    .49
                                                             ========     ========     ========
  Weighted Average Common Shares Outstanding...............    14,724       12,629       12,067
                                                             ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                              CUMULATIVE
                                                                                FOREIGN
                                COMMON STOCK          CAPITAL                  CURRENCY        TREASURY STOCK           TOTAL
                            ---------------------    IN EXCESS    RETAINED    TRANSLATION    -------------------    STOCKHOLDERS'
                              SHARES      $1 PAR      OF PAR      EARNINGS    ADJUSTMENT      SHARES     AMOUNT      INVESTMENT
                            ----------    -------    ---------    --------    -----------    --------    -------    -------------
                                                           (IN THOUSANDS EXCEPT NUMBER OF SHARES)
Balance at December 31,
  1992....................  12,067,670    $12,068    $ 48,421     $42,108       $(1,152)      (23,891)   $ (289 )     $ 101,156
  Net Income..............          --         --          --       5,890            --            --        --           5,890
  Shares Issued in
    Connection with
    Acquisition...........     206,849        207       1,826          --            --            --        --           2,033
  Options Exercised.......      41,237         41         195          --            --            --        --             236
  Purchase of Treasury
    Stock, at Cost, for
    Executive Deferred
    Compensation Plan.....          --         --          --          --            --       (41,084)     (620 )          (620)
  Foreign Currency
    Translation
    Adjustment............          --         --          --          --          (959)           --        --            (959)
                            ----------    -------    --------     -------       -------      --------    -------       --------
Balance at December 31,
  1993....................  12,315,756     12,316      50,442      47,998        (2,111)      (64,975)     (909 )       107,736
  Net Income..............          --         --          --         858            --            --        --             858
  Shares Issued in
    Connection with
    Acquisition...........     433,333        433       4,692          --            --            --        --           5,125
  Options Exercised.......       5,160          5           8          --            --            --        --              13
  Purchase of Treasury
    Stock, at Cost, for
    Executive Deferred
    Compensation Plan.....          --         --          --          --            --       (29,234)     (394 )          (394)
  Foreign Currency
    Translation
    Adjustment............          --         --          --          --        (2,425)           --        --          (2,425)
                            ----------    -------    --------     -------       -------      --------    -------       --------
Balance at December 31,
  1994....................  12,754,249     12,754      55,142      48,856        (4,536)      (94,209)   (1,303 )       110,913
  Net Income..............          --         --          --      11,311            --            --        --          11,311
  Shares Issued in
    Connection with
    Acquisition...........   2,255,198      2,255      33,020          --            --            --        --          35,275
  Options Exercised.......      62,736         63         593          --            --            --        --             656
  Issuance of Common
    Stock.................   3,450,000      3,450      69,198          --            --            --        --          72,648
  Purchase of Treasury
    Stock, at Cost, for
    Executive Deferred
    Compensation Plan.....          --         --          --          --            --       (19,392)     (358 )          (358)
  Foreign Currency
    Translation
    Adjustment............          --         --          --          --        (2,379)           --        --          (2,379)
                            ----------    -------    --------     -------       -------      --------    -------       --------
Balance at December 31,
  1995....................  18,522,183    $18,522    $157,953     $60,167       $(6,915)     (113,601)   $(1,661)     $ 228,066
                            ==========    =======    ========     =======       =======      ========    =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1995        1994        1993
                                                               --------    --------    --------
                                                                        (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.................................................  $ 11,311    $    858    $  5,890
  Adjustments to Reconcile Net Income to Net Cash Provided
     (Used) by Operations:
     Depreciation and Amortization...........................    20,824      14,268      12,281
     Deferred Income Tax Provision (Benefit) from Continuing
       Operations............................................     1,980      (1,052)         96
     Extraordinary Charge on Prepayment of Debt, Net.........        --       3,784          --
     Insurance Settlement, Net...............................        --      23,000          --
     Gain on Sale of Business and Disposal of Assets.........    (1,424)       (100)     (1,962)
     Provision for Uncollectible Accounts Receivable.........       492         158         204
     Decrease to Carrying Value of Accounts Receivable.......        --          --         369
     Change in Assets and Liabilities, Net of Effects of
       Businesses Acquired:
       Accounts Receivable...................................   (21,068)    (19,718)     (1,608)
       Inventories...........................................   (34,271)     (6,686)    (24,283)
       Prepaid Expenses and Other............................   (10,832)     (1,126)        149
       Accounts Payable......................................    18,018      (9,178)      9,926
       Accrued Salaries and Benefits and Other...............    (6,899)     (5,234)        156
       Other Assets..........................................      (561)     (6,013)     (8,432)
       Other Liabilities, Net................................       558       2,281       1,637
                                                               --------    --------    --------
          Net Cash Used by Operations........................   (21,872)     (4,758)     (5,577)
                                                               --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business.............................        --          --       3,500
  Proceeds from Sale of Assets...............................     3,369       3,131         754
  Acquisition of Businesses, Net of Cash Acquired............    (8,105)    (17,076)       (933)
  Capital Expenditures for Property, Plant and Equipment.....   (32,690)    (19,607)    (14,885)
                                                               --------    --------    --------
          Net Cash Used by Investing Activities..............   (37,426)    (33,552)    (11,564)
                                                               --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Stock, Net..............................    72,648          --          --
  Proceeds from Issuance of Long-Term Debt...................        --     120,000          --
  Penalty on Early Retirement of Debt........................        --      (4,872)         --
  Debt Issuance Costs........................................        --      (4,155)         --
  Borrowings (Repayments) Under Revolving Lines of Credit,
     Net.....................................................   (12,439)    (28,940)     21,590
  Borrowings of Term Debt....................................     4,536       2,284       3,571
  Repayments on Term Debt....................................    (4,453)    (46,981)     (6,409)
  Stock Options Exercised, Purchase of Treasury Stock and
     Other, Net..............................................       298        (381)       (384)
                                                               --------    --------    --------
          Net Cash Provided by Financing Activities..........    60,590      36,955      18,368
                                                               --------    --------    --------
EFFECT OF TRANSLATION ADJUSTMENT ON CASH.....................        81        (300)       (468)
                                                               --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........     1,373      (1,655)        759
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR....................................................     3,144       4,799       4,040
                                                               --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.....................  $  4,517    $  3,144    $  4,799
                                                               ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Energy Ventures, Inc. and all majority-owned subsidiaries and partnerships (the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

  Nature of Operations

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company operates through two business segments: oilfield equipment and contract drilling. The oilfield equipment segment manufactures high performance tubulars and a complete line of artificial lift equipment as well as completion tools. The Company's contract drilling rig fleet consists primarily of barge rigs used by major and large independent oil and gas companies for the exploration and development of natural gas primarily in the U.S. Gulf Coast area. The Company's tubular products and contract drilling operating divisions provide products and services used primarily for natural gas exploration and production. The artificial lift and completion tool product lines are tied to the maturation of oil producing formations.

  Inventories

     Inventories are valued using the first-in, first-out (FIFO) method and are stated at the lower of cost or market.

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost. Depreciation of domestic property, plant and equipment is provided using the straight-line method over the estimated useful lives for the respective categories. The useful lives of the major classes of property, plant and equipment are as follows:

                                                                                 LIFE
                                                                            --------------
    Buildings.............................................................  15 - 40 years
    Rigs, machinery and equipment.........................................   5 - 20 years
    Furniture and vehicles................................................   3 -  7 years

     Due to differences between the international and U.S. rig contracting markets, depreciation on international drilling rigs and related equipment is provided using the units-of-production method. Under the units-of-production method, depreciation is based on the utilization of the drilling rigs with a minimum provision when the rigs are idle.

     Interest costs related to major capital projects are capitalized as a component of construction costs. Interest costs capitalized were $266,000, $247,000 and $574,000 in 1995, 1994 and 1993, respectively. Maintenance and repairs are expensed as incurred. The costs of renewals, replacements and betterments are capitalized.

  Intangible Assets and Amortization

     The excess of cost over the fair value of net tangible assets of businesses acquired is being amortized on a straight-line basis over the lesser of expected useful lives or 40 years. Other intangible assets, included in other assets, are amortized over the years expected to be benefited. Amortization expense for goodwill and other intangible assets was $2,781,000, $996,000 and $1,578,000 for 1995, 1994 and 1993, respectively. Accumulated amortization of goodwill at December 31, 1995 and 1994 was $1,979,000 and $1,553,000, respectively.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

  Foreign Currency Translation

     Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are included as a separate component of Stockholders' Investment. Currency transaction gains and losses are reflected in income for the period. The Company's Nigerian operations are in a "highly inflationary" economy and use the U.S. dollar as the functional currency. Accordingly, the gains or losses resulting from balance sheet translation are reflected in income for the period.

  Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("SFAS No. 109"). The adoption of SFAS No. 109 did not have a material effect on the Company's consolidated financial position or results of operations. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  Weighted Average Shares

     Earnings per share has been computed based on the weighted average number of common shares outstanding during the respective periods. Stock options outstanding are excluded from the weighted average number of shares since the dilutive effect is not material.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Planned Accounting Changes

     As of January 1, 1996, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" will be effective for the Company. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets and how to measure such impairment. Management believes that the adoption of SFAS No. 121 will not have a significant effect on the Company's consolidated financial position or results of operations.

     As of January 1, 1996, SFAS No. 123, "Accounting for Stock-Based Compensation", will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. The Company plans to continue the use of its current intrinsic value based method of accounting for such plans.

  Reclassifications

     Certain reclassifications of prior year balances have been made to conform such amounts to corresponding 1995 classifications.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

2. SUPPLEMENTAL CASH FLOW INFORMATION

     For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     Cash paid during the years ended December 31, 1995, 1994, and 1993 for interest (net of amounts capitalized) and income taxes (net of refunds) was as follows:

                                                             1995        1994        1993
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Interest paid, net of amounts capitalized.............  $15,851     $13,487     $ 7,144
    Income taxes paid, net of refunds.....................  $ 3,088     $ 1,903     $(1,818)

     Refer to Note 4 for additional information concerning noncash investing and financing activities.

3. INVENTORIES

     Inventories by category are as follows:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1995        1994
                                                                      --------     -------
                                                                         (IN THOUSANDS)
    Raw materials and components....................................  $ 61,578     $34,759
    Work in process.................................................    17,167      12,861
    Finished goods..................................................    39,191      27,318
                                                                      --------     -------
                                                                      $117,936     $74,938
                                                                      ========     =======

     Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

4. ACQUISITIONS AND DISPOSITIONS

     In December 1995, the Company made a strategic decision to dispose of its Highland store distribution system in the United States which has been a part of the artificial lift and completion tool equipment division. This decision reflected the Company's desire to focus its efforts on manufacturing and to eliminate the substantial cost associated with serving as a distributor in the United States market. Early in 1996, the Company completed the sale of its store distribution system in the United States to Continental Emsco Company for approximately $7.5 million. The Company received $3 million in cash, a $4 million vendor credit with Continental Emsco Company for future equipment needs by the Company and a $0.5 million note receivable. The consideration received in the sale approximated the net book value of the assets sold, resulting in no material gain or loss.

     In July 1995, the Company acquired Engemaq S.A., a Brazilian completion tool business, for $4 million.

     On June 30, 1995, the Company acquired Prideco, Inc. ("Prideco") in a transaction which involved the issuance of approximately 2.25 million shares of Common Stock. The acquisition is expected to provide the Company with greater manufacturing and marketing efficiencies by allowing for a consolidation of overhead, reduced distribution and marketing costs and a rationalization of manufacturing operations.

     The allocations of the purchase price to the fair market values of the net assets acquired in the 1995 acquisitions are based on preliminary estimate of fair market value and may be revised when additional information concerning asset and liability valuations is obtained.

     On September 1, 1994, the Company completed the acquisition of the Fluid Packed(TM) pumps line of rod pumps, parts and accessories, and the sucker rod line from National-Oilwell for $13.5 million in cash. The

                     ENERGY VENTURES, INC. AND SUBSIDIARIES
acquired assets have been integrated into the Company's artificial lift and completion tool equipment division. Included in the acquisition are manufacturing facilities and equipment in Woodward, Oklahoma and Santa Teresa, New Mexico and product inventory.

     On July 29, 1994, the Company acquired a tubular finishing facility located in Bryan, Texas ("Bryan facility"). The Company exchanged Eastman Cherrington Environmental, Inc. ("Eastman Cherrington") including a cash payment of approximately $2 million for the Bryan facility. The acquired tubular finishing mill is a 160,000 square foot industrial facility located on 55 acres. The facility is being operated as part of the Company's Grant Prideco drill pipe and tubular products division. The recorded net book value of Eastman Cherrington, including operations to the date of disposition, approximated the appraised value of the Bryan facility. As a result, there was no material gain or loss realized on the exchange. See Note 5 for additional information on Eastman Cherrington.

     On February 9, 1994, the Company purchased all of the outstanding stock of AWI Drilling & Workover, Inc. ("AWI"), for a purchase price of $1.5 million cash, $5.0 million in notes payable and 433,333 shares of the Company's Common Stock, $1.00 par value. The assets of AWI consist primarily of 12 barge drilling rigs, eight of which were under charter to the Company at the time of acquisition. Charter fees incurred by the Company were approximately $2.5 million in 1993.

     In November 1993, the Company acquired Production Oil Tools, a manufacturer of downhole packers and completion systems, for approximately $2.2 million, comprised of cash and shares of the Company's Common Stock.

     On June 30, 1993, the Company acquired from Energy Service Company its International Tool & Supply procurement division ("Procurement Division") and tubular services division ("Tubular Services") for approximately $4.8 million consisting of cash, notes payable and other obligations. Tubular Services has a threading facility for oil country tubulars, specializing in premium tubulars with large diameters. Tubular Services was integrated into Grant Prideco. On December 30, 1993, the Company sold the Procurement Division, together with certain other assets of the Company. Proceeds from the sale were used to repay the remaining principal balance of notes payable incurred to finance the acquisitions.

     The acquisitions discussed above were accounted for using the purchase method of accounting, and their results of operations are included in the Consolidated Statements of Income from the respective dates of acquisition. The results of operations related to the acquisition of National-Oilwell's Fluid Packed pump product lines and the Bryan facility are not material, therefore, pro forma information is not presented.

     The following table presents selected unaudited consolidated financial information for the Company on a pro forma basis assuming the Prideco acquisition and the sale of the 3,450,000 shares of Common Stock had occurred on January 1, 1994. The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1994, or that may be achieved in the future.

                                                                  YEAR ENDED       YEAR ENDED
                                                                 DECEMBER 31,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
                                                                   (IN THOUSANDS, EXCEPT PER
                                                                        SHARE AMOUNTS)
    Revenues...................................................    $381,135         $299,191
    Income before extraordinary charge.........................      15,064            7,766
    Net income.................................................      15,064            3,982
    Earnings per share from continuing operations..............        0.82             0.42
    Net income per share.......................................        0.82             0.22

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

5. DISCONTINUED OPERATIONS

     On July 29, 1994, the Company disposed of Eastman Cherrington, including a cash payment of approximately $2 million, in exchange for a tubular finishing facility located in Bryan, Texas. Revenues from the discontinued operation of Eastman Cherrington for 1994 and 1993 were $1.4 million and $3.3 million, respectively. The discontinued operation of Eastman Cherrington reflected a net loss of $797,000 and $2.1 million for 1994 and 1993, respectively. The recorded net book value of Eastman Cherrington, including operations to the date of disposition, approximated the appraised value of the Bryan facility. As a result, there was no material gain or loss realized on the exchange.

     The results of operations for Eastman Cherrington are reflected in the accompanying Consolidated Statements of Income as "Discontinued Operations, Net of Taxes".

6. SHORT-TERM BORROWINGS AND LINES OF CREDIT

     The Company's short-term borrowings at December 31, 1995 and 1994 consisted of the following:

                                                                        1995        1994
                                                                       -------     -------
                                                                         (IN THOUSANDS,
                                                                       EXCEPT PERCENTAGES)
    Payable to banks under lines of credit, interest at prime to prime plus 1 1/4% at December 31, 1995 and December 31, 1994;
      principal and interest payable on demand.......................  $ 4,826     $17,265
    Weighted average interest rate on notes outstanding during the
      year...........................................................     10.2%        8.8%
    Average borrowings during the year...............................  $24,382     $22,026
    Maximum outstanding during the year..............................  $43,189     $48,310

     At December 31, 1995, the Company had in place various working capital lines of credit secured by the inventory and receivables of the Company's subsidiaries providing for borrowings up to $65.5 million subject to availability requirements. Borrowings under the Company's lines of credit are generally based on the lender's determination of the collateral value of the current assets securing the lines of credit. The Company and its subsidiaries are required to maintain various affirmative and negative covenants relating to working capital, earnings and net worth. The facilities also impose certain limitations on the use of funds by the Company and its subsidiaries for acquisitions and capital expenditures, the incurrence of additional indebtedness and other operational matters and certain prohibitions on the declaration or payment of dividends by the Company.

     At December 31, 1995, approximately $4.8 million had been borrowed under the revolving lines of credit and approximately $5.1 million had been used to support outstanding letters of credit. Additional borrowings of approximately $55.6 million were available based on collateral values at December 31, 1995.

7. LONG-TERM DEBT

     The Company's long-term debt at December 31, 1995 and 1994 consisted of the following:

                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Senior Notes due in 2004, interest at 10.25%...................  $120,000     $120,000
    Capitalized lease obligations under various leases with various
      installment amounts..........................................     5,073        4,530
    Other notes payable at various rates...........................     7,670        4,349
                                                                     --------     --------
                                                                      132,743      128,879
    Less: current maturities of long-term debt.....................     5,894        3,189
                                                                     --------     --------
                                                                     $126,849     $125,690
                                                                     ========     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     The following is a summary of scheduled debt maturities by year (in thousands):

        1996..............................................................  $  5,894
        1997..............................................................     5,094
        1998..............................................................     1,464
        1999..............................................................       291
        2000..............................................................        --
        Thereafter........................................................   120,000
                                                                            --------
                                                                            $132,743
                                                                            ========

     On March 24, 1994, the Company sold pursuant to a private placement $120 million of 10.25% Senior Notes due 2004. In July 1994, substantially all of these notes were exchanged for a substantially identical series of 10.25% Senior Notes due 2004 with semi-annual interest payments in March and September. Both issues of Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. See Note 17. The Indenture relating to the Senior Notes contains various customary affirmative and negative covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to: (i) incur certain additional indebtedness unless the Company's Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) is at least 2.0 to 1.0, (ii) make dividends, distributions and certain other restricted payments, (iii) create certain liens,
(iv) engage in certain transactions with its affiliates, (v) engage in sale and leaseback transactions, (vi) make certain asset dispositions and (vii) merge or consolidate with, or transfer all or substantially all of its assets to another person. The Indenture also limits the ability of the Company and certain of its subsidiaries to issue preferred stock and creates restrictions on the ability of certain of its subsidiaries to pay dividends and make other distributions. As of December 31, 1995, the Company was limited in the amount of dividends, distributions and other restricted payments that could be made by it to approximately $137 million.

     The carrying value of the $120 million Senior Notes approximates fair value as of December 31, 1994. At December 31, 1995, the fair value of the $120 million Senior Notes, using a rate currently available to the Company for similar debt, approximates $125 million.

     The placement of the $120 million Senior Notes provided the Company with $116 million in net proceeds that were used to prepay the $34 million 12.25% senior notes due 1997 and to repay substantially all of the Company's outstanding indebtedness other than the Senior Notes. The remaining funds were used for working capital and other general purposes. In connection with the early retirement, the Company incurred a first quarter extraordinary charge of approximately $3.8 million, net of taxes of approximately $1.9 million, or $0.30 per share. The extraordinary charge represented the difference between the reacquisition price and the net carrying value of the $34 million senior notes, including unamortized debt issuance costs.

     Accrued interest payable, which is included in Other Accrued Liabilities in the consolidated financial statements, was approximately $3.8 million and $3.7 million at December 31, 1995 and 1994, respectively.

8. STOCKHOLDERS' INVESTMENT

  Public Stock Offering

     Early in the fourth quarter 1995, the Company completed a public offering of 3,450,000 shares of its Common Stock ("Public Offering"). The net proceeds of this offering were approximately $72.6 million.

  Stock Option Plans

     In May 1981, the Company's stockholders approved the Company's Employee Stock Option Plan ("Option Plan"), a non-qualified stock option plan. The plan expired in May 1991. Under the Option Plan,

                     ENERGY VENTURES, INC. AND SUBSIDIARIES
options were provided to officers and key employees of the Company (including directors who are also key employees) and its subsidiaries to purchase up to an aggregate of 1,000,000 shares of Common Stock of the Company.

     In May 1991, the Company's stockholders approved the Company's Non-Employee Director Stock Option Plan ("Director Plan"), a non-qualified stock option plan. Under the Director Plan, options to purchase up to an aggregate of 500,000 shares of Common Stock of the Company may be granted to non-employee directors of the Company. Options to purchase 15,000 shares of Common Stock are automatically granted to each non-employee director on the date of their initial election. At December 31, 1995, 365,000 shares were available for the granting of options.

     In May 1992, the Company's stockholders approved the Company's 1992 Employee Stock Option Plan ("ESO Plan"). Under the ESO Plan, options to purchase up to an aggregate of 600,000 shares of Common Stock of the Company may be granted to officers and key employees of the Company (including directors who are also key employees) and its subsidiaries. At December 31, 1995, 136,000 shares were available for granting of such options.

     Transactions under the above option plans are summarized as follows:

                                                                NUMBER          OPTION
                                                                  OF          PRICE/RANGE
                                                                SHARES         PER SHARE
                                                               --------     ---------------
    Options outstanding, December 31, 1992...................   653,300     $ 2.69 - $23.88
      Granted................................................    95,000     11.75 -  16.13
      Exercised..............................................   (41,237)     2.69 -  11.50
      Canceled...............................................   (40,000)    16.50 -  18.25
                                                               --------
    Options outstanding, December 31, 1993...................   667,063      2.69 -  23.88
      Granted................................................    52,000          13.75
      Exercised..............................................    (5,160)         2.69
      Canceled...............................................   (74,167)    11.50 -  18.25
                                                               --------
    Options outstanding, December 31, 1994...................   639,736      2.69 -  23.88
      Granted................................................   127,000     13.75 -  18.00
      Exercised..............................................   (62,736)     2.69 -  16.50
                                                               --------
    Options outstanding, December 31, 1995...................   704,000      9.38 -  23.88
                                                               ========
    Options exercisable as of December 31, 1995..............   537,333      9.38 -  23.88
                                                               ========

  Profit Sharing Plans

     The Company and certain of its subsidiaries have adopted retirement plans which qualify under Section 401(k) of the Internal Revenue Code. The plans generally provide for 20% matching contributions by the Company, up to a maximum liability of 1.2% of each participating employee's annual compensation. The Company, under each plan, also has the right to make additional discretionary matching contributions. Total contributions by the Company under these plans were $306,000, $193,000 and $383,000 during 1995, 1994 and 1993, respectively.

  Executive Deferred Compensation Plan

     In May 1992, the Company's stockholders approved the Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"). Under the EDC Plan, a portion of the compensation for certain key employees of the Company and its subsidiaries, including officers and employee directors, can be deferred for payment after retirement or termination of employment.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     The Company has established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by a trustee independent of the Company primarily in Common Stock of the Company which is purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all general creditors of the Company in the event of bankruptcy or insolvency. Accordingly, the Common Stock held by the trust has been consolidated for accounting purposes and is included in the accompanying Consolidated Statements of Stockholders' Investment as "Treasury Stock, at Cost" and reflected as such on the Consolidated Balance Sheets. The compensation expense related to this plan was not significant for any of the three years in the period ended December 31, 1995.

9. INCOME TAXES

     The domestic and foreign components of Income before Income Taxes from Continuing Operations consisted of the following:

                                                              1995        1994       1993
                                                             -------     ------     -------
                                                                     (IN THOUSANDS)
    Domestic...............................................  $ 7,865     $1,162     $ 6,155
    Foreign................................................    8,526      5,286       6,656
                                                             -------     ------     -------
                                                             $16,391     $6,448     $12,811
                                                             =======     ======     =======

     Total income tax provision (benefit) was recorded as follows:

                                                              1995       1994        1993
                                                             ------     -------     -------
                                                                     (IN THOUSANDS)
    Income from Continuing Operations......................  $5,080     $ 1,806     $ 4,864
    Discontinued Operations................................      --          --      (1,185)
    Extraordinary Charge...................................      --      (1,949)         --
                                                             ------     -------     -------
                                                             $5,080     $  (143)    $ 3,679
                                                             ======     =======     =======

     The Company's provision for income taxes of continuing operations for the three years ended December 31, 1995, consisted of:

                                                               1995       1994        1993
                                                              ------     -------     ------
                                                                     (IN THOUSANDS)
    Current
      U.S. Federal..........................................  $  250     $   648     $1,654
      Foreign...............................................   2,090       1,985      3,017
      State.................................................     760         225         97
                                                              ------     -------     ------
                                                               3,100       2,858      4,768
                                                              ------     -------     ------
    Deferred
      U.S. Federal..........................................    (184)     (1,229)      (454)
      Foreign...............................................   2,126         177        202
      State.................................................      38          --        348
                                                              ------     -------     ------
                                                               1,980      (1,052)        96
                                                              ------     -------     ------
                                                              $5,080     $ 1,806     $4,864
                                                              ======     =======     ======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income from continuing operations before income taxes for the three years ended December 31, 1995, in the accompanying Consolidated Statements of Income is analyzed below:

                                                                    1995     1994      1993
                                                                    ----     -----     ----
    Statutory federal income tax rate.............................  35.0%    34.0%     34.0%
    Effect of state income tax, net...............................   3.4       2.3      2.3
    Effect of non-deductible expenses.............................   2.2       3.7       .9
    Utilization of net operating loss carryforward................  (5.4)    (15.5)      --
    Effect of foreign income tax, net.............................    .3       (.1)     2.6
    Non-benefitable foreign losses................................    .9       6.2       --
    Realization of tax assets.....................................  (6.3)       --       --
    Other.........................................................    .9      (2.6)    (1.8)
                                                                    ----     -----     ----
                                                                    31.0%    28.0%     38.0%
                                                                    ====     =====     ====

     The deferred income tax provisions for income before income taxes for the three years ended December 31, 1995, primarily consisted of:

                                                                1995       1994       1993
                                                               -------    -------    ------
                                                                      (IN THOUSANDS)
    Excess of tax over (under) financial deduction related to
      depreciation...........................................  $  (541)   $ 1,262    $1,082
    Excess of tax over (under) financial deductions for
      reserves...............................................    1,623      1,379      (155)
    Benefit provided on losses of subsidiaries not included
      in consolidated return.................................       --         --      (477)
    Alternative minimum tax..................................      257       (660)     (461)
    Book accruals (reversals) not currently deductible.......    1,042       (775)     (368)
    State and foreign income taxes...........................    2,164        177       549
    Utilization of net operating loss carryforward...........     (890)      (997)       --
    Foreign tax credits, net.................................     (414)    (1,281)       --
    Realization of tax assets................................   (1,025)        --        --
    Other, net...............................................     (236)      (157)      (74)
                                                               -------    -------    ------
                                                               $ 1,980    $(1,052)   $   96
                                                               =======    =======    ======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     The components of the net deferred tax liability at December 31, 1995 and December 31, 1994, were as follows:

                                                                 DECEMBER 31,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
                                                                        (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards.........................    $  5,839         $  5,433
      Alternative minimum tax credit carryforward..............         864            1,121
      Book accruals/other......................................       8,458            2,927
      Foreign tax credit carryforwards.........................       5,973            3,074
      Valuation allowance......................................      (4,186)          (6,101)
                                                                   --------         --------
              Total deferred tax asset.........................      16,948            6,454
                                                                   --------         --------
    Deferred tax liabilities:
      COLEVE production payment................................     (14,907)         (14,224)
      Depreciation.............................................     (25,533)         (20,105)
      Other....................................................      (9,434)          (2,910)
                                                                   --------         --------
              Total deferred tax liability.....................     (49,874)         (37,239)
                                                                   --------         --------
    Net deferred tax liability.................................    $(32,926)        $(30,785)
                                                                   ========         ========

     The amount of federal operating loss carryforwards for tax purposes generated by certain subsidiaries prior to their acquisition is $17,060,000, which includes $4,710,000 of federal operating loss carryforwards previously benefited for book purposes, and if not utilized will expire between 2001 and 2007. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. At December 31, 1995, the Company had $860,000 of alternative minimum tax credit carryforwards, which may be used indefinitely to reduce regular Federal income taxes. Additionally, at December 31, 1995, the Company, for U.S. Federal income tax purposes, had $760,000 of foreign tax credit carryforwards, expiring principally between 1996 and 1999. The realization of a portion of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the carryforward amounts. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     The Company has a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. The net change in the valuation allowance for the year ended December 31, 1995 was a decrease of $1,915,000. The net change principally relates to a reduction in the valuation allowance required for certain deferred tax assets which realization became certain during 1995.

  COLEVE Tax Matter

     In August of 1994, the Company received a letter from the United States Internal Revenue Service ("IRS") proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of a joint venture ("COLEVE") with Columbia Gas Development Corporation. In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's consolidated financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment

                     ENERGY VENTURES, INC. AND SUBSIDIARIES
of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its consolidated results of operations or financial position.

10. DISPUTES, LITIGATION AND CONTINGENCIES

  Litigation and Other Disputes

     The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known, the Company believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation would not have a material adverse effect on the Company's consolidated financial position or its results of operations.

  Insurance

     The Company is partially self-insured for employee health insurance claims and for workers' compensation for certain of its employees. Although the Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

11. INSURANCE SETTLEMENT

     On September 30, 1994, the Company settled all of its claims with its insurance carriers with respect to the termination of its workover drilling contract with the National Iranian Oil Company ("NIOC"). Under the terms of the settlement with the Company's insurance carriers, the Company received a net cash payment of $23 million for reimbursement of certain operating costs incurred and amounts to be received in accordance with the terms of the workover drilling contract. The Company also retained all rights to any funds collected or recovered by the Company from NIOC and to the rigs and equipment deployed in Iran. The rigs and the related equipment were moved out of Iran by December 31, 1994.

     In 1994, the Company adjusted the carrying value of the receivables, rigs and equipment, and established reserves for demobilization, refurbishment and contract settlement costs, all of which totaled approximately $18 million. The insurance settlement which increased operating income by $4.8 million was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994.

12. COMMITMENTS

     The Company is committed under various noncancelable operating leases which primarily relate to office space and equipment. Total lease expense incurred under noncancelable operating leases was approximately $5,124,000, $4,626,000 and $3,055,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

     Future minimum rental commitments under these operating leases are as follows (in thousands):

        1996...............................................................  $ 4,367
        1997...............................................................    3,620
        1998...............................................................    3,161
        1999...............................................................    1,055
        2000...............................................................      542
        Thereafter.........................................................    5,521
                                                                             -------
                                                                             $18,266
                                                                             =======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

13. RELATED PARTY TRANSACTIONS

     The Company incurred legal fees of $594,000, $748,000, and $582,000 during 1995, 1994 and 1993, respectively, with a law firm in which a director of the Company is a partner.

     The Company paid approximately $4,037,000 in 1995 and $3,300,000 in 1994 in underwriting fees associated with the Public Offering and the private placement of the $120 million of 10.25% Senior Notes, respectively. The underwriting group for each of these transactions included Lehman Brothers, an affiliate of Lehman Brothers Holdings Inc., a major stockholder of the Company, as well as several other unrelated underwriters. The fee arrangements associated with these offerings were on terms standard in the underwriting industry.

14. SUBSEQUENT EVENT

     In January 1996, the Company entered into a long-term manufacturing and sales agreement with Oil Country Tubular, Ltd. ("OCTL"), an India-based manufacturer of drill pipe and premium tubulars. Manufacturing operations on behalf of the Company are expected to commence during the second quarter of 1996. In January 1996, under the terms of the agreement with OCTL, the Company made a one-time payment of $8 million for the exclusive right to have Grant Prideco's product manufactured at the facility.

15. SEGMENT INFORMATION

  Business Segments

     The Company operates through two business segments: oilfield equipment and contract drilling. The oilfield equipment segment manufactures high performance tubulars and a complete line of artificial lift and completion tool equipment. The Company's tubular products are used primarily for natural gas exploration and production. The Company's contract drilling segment consists primarily of a fleet of barge rigs used by major and large independent oil and gas companies primarily for the exploration and development of natural gas in the U.S. Gulf Coast area. Internationally, the contract drilling segment is currently operating one barge rig in Nigeria, two platform rigs in Peru and four land rigs in Argentina.

     Financial information by industry segment for each of the three years ended December 31, 1995, is summarized below (in thousands). Identifiable assets included in the Corporate and Other column includes the elimination of intercompany transactions.

                                                        OILFIELD    CONTRACT   CORPORATE
                                                        EQUIPMENT   DRILLING   AND OTHER    TOTAL
                                                        ---------   --------   ---------   --------
1995
  Sales to unaffiliated customers.....................  $ 271,675   $ 79,912   $      --   $351,587
  Operating income (loss).............................     23,091     14,475      (5,126)    32,440
  Identifiable assets.................................    350,697    151,538     (11,175)   491,060
  Depreciation and amortization.......................     12,357      8,378          89     20,824
  Capital expenditures and acquisitions...............     33,217     22,898          18     56,133
1994
  Sales to unaffiliated customers.....................  $ 185,285   $ 63,252   $      --   $248,537
  Operating income (loss).............................      8,226     15,831      (4,588)    19,469
  Identifiable assets.................................    230,592    125,927     (12,285)   344,234
  Depreciation and amortization.......................      9,302      4,870          96     14,268
  Capital expenditures and acquisitions...............     32,533     33,938          91     66,562
1993
  Sales to unaffiliated customers.....................  $ 171,638   $ 74,379   $      --   $246,017
  Operating income (loss).............................     10,788     11,797      (4,030)    18,555
  Identifiable assets.................................    180,862     86,385       9,984    277,231
  Depreciation and amortization.......................      7,826      4,381          74     12,281
  Capital expenditures and acquisitions...............     13,119      4,468       2,091     19,678

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

  Major Customers and Credit Risk

     Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. Foreign sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's foreign sales, however, are to large international companies or are secured by letter of credit or similar arrangements.

     In 1995, 1994 and 1993, there was no individual customer who accounted for 10% of consolidated revenues. With the exception of the contract drilling segment, whose foreign rigs typically operate under long-term contracts, the Company does not believe itself to be dependent to any material degree on any single customer.

  Foreign Operations and Export Sales

     The Company's equipment and services are used in approximately 50 countries by U.S. customers operating abroad and by foreign customers. Sales of equipment and services outside the United States accounted for 38%, 36%, and 40% of total revenues in 1995, 1994 and 1993, respectively, based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer by the Company.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     Summarized financial information for the three years ended December 31, 1995, by geographic area is as follows:

                                    WESTERN HEMISPHERE                                EASTERN HEMISPHERE
                                  -----------------------                           -----------------------
                                  UNITED STATES    OTHER    MIDDLE EAST    OTHER    ELIMINATIONS    TOTAL
                                  -------------   -------   -----------   -------   ------------   --------
                                                               (IN THOUSANDS)
1995
  Operating revenues from
     unaffiliated customers.....     $220,937     $61,293     $    --     $ 9,921      $(3,567)    $288,584
  Export sales to unaffiliated
     customers..................       63,003          --          --          --           --       63,003
                                     --------     -------     -------     -------      -------     --------
  Total revenues................      283,940      61,293          --       9,921       (3,567)     351,587
  Operating income (loss).......       17,518      13,733        (262)      2,148         (697)      32,440
  Identifiable assets...........      359,696      88,772       4,295      38,297           --      491,060
1994
  Operating revenues from
     unaffiliated customers.....     $162,344     $34,643     $ 5,801     $ 5,329      $(3,304)    $204,813
  Export sales to unaffiliated
     customers..................       43,724          --          --          --           --       43,724
                                     --------     -------     -------     -------      -------     --------
  Total revenues................      206,068      34,643       5,801       5,329       (3,304)     248,537
  Operating income (loss).......        9,511       7,194       3,219        (170)        (285)      19,469
  Identifiable assets...........      263,192      41,413      12,866      26,763           --      344,234
1993
  Operating revenues from
     unaffiliated customers.....     $150,729     $31,722     $ 7,967     $ 4,675      $(1,983)    $193,110
  Export sales to unaffiliated
     customers..................       52,847          --          --          --           60       52,907
                                     --------     -------     -------     -------      -------     --------
  Total revenues................      203,576      31,722       7,967       4,675       (1,923)     246,017
  Operating income..............        9,744       7,372         802         599           38       18,555
  Identifiable assets...........      200,771      32,281      28,316      15,863           --      277,231

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tabulation sets forth unaudited quarterly financial data for 1995 and 1994.

                                         1ST QTR.     2ND QTR.     3RD QTR.     4TH QTR.      TOTAL
                                         --------     --------     --------     --------     --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
  Revenues.............................  $ 72,660     $ 79,747     $ 93,797     $105,383     $351,587
  Gross Profit.........................    19,504       20,096       24,256       25,438       89,294
  Income before Income Taxes...........     2,630        2,743        4,685        6,333       16,391
  Net Income...........................     1,631        1,753        3,556        4,371       11,311
  Net Income Per Common Share..........       .13          .14          .24          .24          .77(1)
1994
  Revenues.............................  $ 55,118     $ 50,566     $ 68,079     $ 74,774     $248,537
  Gross Profit.........................    14,927       14,874       18,689       18,910       67,400
  Income before Income Taxes...........     1,336          195        2,698        2,219        6,448
  Income from Continuing Operations....       855          127        1,679        1,981        4,642
  Extraordinary Charge, Net of Taxes...    (3,784)          --           --           --       (3,784)
  Net Income (Loss)....................    (2,929)         127        1,679        1,981          858
  Net Income (Loss) Per Common Share:
     Continuing Operations.............  $    .07     $    .01     $    .13     $    .16     $    .37
     Extraordinary Charge, Net of
       Taxes...........................      (.30)          --           --           --         (.30)
                                         --------     --------     --------     --------     --------
     Net Income (Loss).................  $   (.23)    $    .01     $    .13     $    .16     $    .07
                                          =======      =======      =======     ========     ========

- ---------------

(1) Net Income Per Common Share for the year ended December 31, 1995, differs from the summation of the individual quarters within that year due to the impact of the Public Offering of Common Stock and shares issued in connection with the Prideco acquisition.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The $120 million Senior Notes which are described in Note 7 are unconditionally guaranteed on a joint and several basis, by certain subsidiaries of the Company. Accordingly, the following condensed consolidating balance sheets as of December 31, 1995 and 1994, and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 1995, have been provided. The condensed consolidating financial statements herein are followed by notes which are an integral part of these statements.

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                          --------   ----------   ----------   ------------   ------------
CURRENT ASSETS:
  Cash and Cash Equivalents.............................  $    532    $  2,985     $  1,000     $       --      $  4,517
  Other Current Assets..................................     1,564     208,342       35,151             --       245,057
                                                          --------    --------     --------       --------      --------
                                                             2,096     211,327       36,151             --       249,574
                                                          --------    --------     --------       --------      --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION..............................       159     177,945       14,598             --       192,702
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES, NET........   342,844    (169,154)      18,417       (192,107)           --
OTHER ASSETS............................................     4,969      47,079       (3,264)            --        48,784
                                                          --------    --------     --------       --------      --------
                                                          $350,068    $267,197     $ 65,902     $ (192,107)     $491,060
                                                          ========    ========     ========       ========      ========

                                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings.................................  $     --    $    795     $  4,031     $       --      $  4,826
  Current Maturities of Long-Term Debt..................        --       5,484          410             --         5,894
  Accounts Payable and Other Accrued Liabilities........     4,055      72,451        9,890             --        86,396
                                                          --------    --------     --------       --------      --------
                                                             4,055      78,730       14,331             --        97,116
                                                          --------    --------     --------       --------      --------
LONG-TERM DEBT..........................................   120,000       6,262          587             --       126,849
OTHER LIABILITIES.......................................    (2,053)     22,394       18,688             --        39,029
                                                          --------    --------     --------       --------      --------
STOCKHOLDERS' INVESTMENT................................   228,066     159,811       32,296       (192,107)      228,066
                                                          --------    --------     --------       --------      --------
                                                          $350,068    $267,197     $ 65,902     $ (192,107)     $491,060
                                                          ========    ========     ========       ========      ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                      --------    ----------    ----------    ------------    ------------
CURRENT ASSETS:
  Cash and Cash Equivalents.........................  $    166    $   1,593      $  1,385      $       --       $  3,144
  Other Current Assets..............................     1,549      135,170        24,940              --        161,659
                                                      --------     --------       -------       ---------       --------
                                                         1,715      136,763        26,325              --        164,803
                                                      --------     --------       -------       ---------       --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION..........................       230      140,024        10,641              --        150,895
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES, NET....   229,873     (134,749 )      18,058        (113,182)            --
OTHER ASSETS........................................     4,124       23,496           916              --         28,536
                                                      --------     --------       -------       ---------       --------
                                                      $235,942    $ 165,534      $ 55,940      $ (113,182)      $344,234
                                                      ========     ========       =======       =========       ========
                                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings.............................  $     --    $  13,627      $  3,638      $       --       $ 17,265
  Current Maturities of Long-Term Debt..............        --        1,480         1,709              --          3,189
  Accounts Payable and Other Accrued Liabilities....     5,291       37,748         6,972              --         50,011
                                                      --------     --------       -------       ---------       --------
                                                         5,291       52,855        12,319              --         70,465
                                                      --------     --------       -------       ---------       --------
LONG-TERM DEBT......................................   120,062        4,605         1,023              --        125,690
OTHER LIABILITIES...................................      (324)      21,829        15,661              --         37,166
                                                      --------     --------       -------       ---------       --------
STOCKHOLDERS' INVESTMENT............................   110,913       86,245        26,937        (113,182)       110,913
                                                      --------     --------       -------       ---------       --------
                                                      $235,942    $ 165,534      $ 55,940      $ (113,182)      $344,234
                                                      ========     ========       =======       =========       ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                       -------    ----------    ----------    ------------    ------------
REVENUES.............................................  $    --     $289,246      $ 62,341       $     --        $351,587
COSTS AND EXPENSES...................................    5,123      264,111        49,913             --         319,147
                                                       -------     --------       -------       --------        --------
OPERATING INCOME (LOSS)..............................   (5,123)      25,135        12,428             --          32,440
                                                       -------     --------       -------       --------        --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.....................    2,539      (17,174)       (1,970)            --         (16,605)
  Equity in Subsidiaries, Net of Taxes...............   11,179           --            --        (11,179)             --
  Other, Net.........................................      360        1,317        (1,121)            --             556
                                                       -------     --------       -------       --------        --------
INCOME BEFORE INCOME TAXES...........................    8,955        9,278         9,337        (11,179)         16,391
PROVISION (BENEFIT) FOR INCOME TAXES.................   (2,356)       4,046         3,390             --           5,080
                                                       -------     --------       -------       --------        --------
NET INCOME...........................................  $11,311     $  5,232      $  5,947       $(11,179)       $ 11,311
                                                       =======     ========       =======       ========        ========

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                       -------    ----------    ----------    ------------    ------------
REVENUES.............................................  $    --     $211,052      $ 37,485       $     --        $248,537
COSTS AND EXPENSES...................................    4,775      190,924        33,369             --         229,068
                                                       -------     --------       -------       --------        --------
OPERATING INCOME (LOSS)..............................   (4,775)      20,128         4,116             --          19,469
                                                       -------     --------       -------       --------        --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.....................   (6,828)      (6,187)         (490)            --         (13,505)
  Equity in Subsidiaries, Net of Taxes...............   11,343           --            --        (11,343)             --
  Other, Net.........................................       35          459           (10)            --             484
                                                       -------     --------       -------       --------        --------
INCOME (LOSS) BEFORE INCOME TAXES....................     (225)      14,400         3,616        (11,343)          6,448
PROVISION (BENEFIT) FOR INCOME TAXES.................   (4,867)       4,558         2,115             --           1,806
                                                       -------     --------       -------       --------        --------
INCOME FROM CONTINUING OPERATIONS....................    4,642        9,842         1,501        (11,343)          4,642
EXTRAORDINARY CHARGE, NET OF TAXES...................   (3,784)          --            --             --          (3,784)
                                                       -------     --------       -------       --------        --------
NET INCOME...........................................  $   858     $  9,842      $  1,501       $(11,343)       $    858
                                                       =======     ========       =======       ========        ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                           -------   ----------   ----------   ------------   ------------
REVENUES.................................................  $    --    $205,278     $ 40,739      $     --       $246,017
COSTS AND EXPENSES.......................................    4,226     186,863       36,373            --        227,462
                                                           --------   --------     --------      --------       --------
OPERATING INCOME (LOSS)..................................   (4,226)     18,415        4,366            --         18,555
                                                           --------   --------     --------      --------       --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.........................   (2,334)     (4,980)         105            --         (7,209)
  Equity in Subsidiaries, Net of Taxes...................   11,565          --           --       (11,565)            --
  Other, Net.............................................    1,076         201          188            --          1,465
                                                           --------   --------     --------      --------       --------
INCOME (LOSS) BEFORE INCOME TAXES........................    6,081      13,636        4,659       (11,565)        12,811
PROVISION (BENEFIT) FOR INCOME TAXES.....................   (1,866)      5,213        1,517            --          4,864
                                                           --------   --------     --------      --------       --------
INCOME FROM CONTINUING OPERATIONS........................    7,947       8,423        3,142       (11,565)         7,947
DISCONTINUED OPERATIONS, NET OF TAXES....................   (2,057)         --           --            --         (2,057)
                                                           --------   --------     --------      --------       --------
NET INCOME...............................................  $ 5,890    $  8,423     $  3,142      $(11,565)      $  5,890
                                                           ========   ========     ========      ========       ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                          --------   ----------   ----------   ------------   ------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net Income............................................  $ 11,311    $  5,232     $  5,947      $(11,179)      $ 11,311
  Equity in Earnings of Subsidiaries....................   (11,179)         --           --        11,179             --
  Other Adjustments and Charges.........................    (3,808)    (39,633)      10,258            --        (33,183)
                                                          --------    --------     --------      --------       --------
        Net Cash Provided (Used) by Operations..........    (3,676)    (34,401)      16,205            --        (21,872)
                                                          --------    --------     --------      --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business and Assets.............        --       2,880          489            --          3,369
  Acquisition of Businesses.............................        --      (4,007)      (4,098)           --         (8,105)
  Capital Expenditures for Property, Plant and
    Equipment...........................................       (19)    (28,689)      (3,982)           --        (32,690)
                                                          --------    --------     --------      --------       --------
        Net Cash Used by Investing Activities...........       (19)    (29,816)      (7,591)           --        (37,426)
                                                          --------    --------     --------      --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Stock..............................    73,304          --         (656)           --         72,648
  Borrowings (Repayments) Under Revolving Lines of
    Credit, Net.........................................        --     (12,832)         393            --        (12,439)
  Borrowings Under Term Debt............................        --       3,848          688            --          4,536
  Repayment on Term Debt................................        --      (3,412)      (1,041)           --         (4,453)
  (Increase) Decrease in amounts Due to and from
    Subsidiaries, Net...................................   (68,885)     78,005       (9,120)           --             --
  Other, Net............................................      (358)         --          656            --            298
                                                          --------    --------     --------      --------       --------
        Net Cash Provided (Used) by Financing
          Activities....................................     4,061      65,609       (9,080)           --         60,590
                                                          --------    --------     --------      --------       --------
Effect of Translation Adjustment on Cash................        --          --           81            --             81
                                                          --------    --------     --------      --------       --------
Net Increase (Decrease) in Cash and Cash Equivalents....       366       1,392         (385)           --          1,373
Cash and Cash Equivalents at Beginning of Year..........       166       1,593        1,385            --          3,144
                                                          --------    --------     --------      --------       --------
Cash and Cash Equivalents at End of Year................  $    532    $  2,985     $  1,000      $     --       $  4,517
                                                          ========    ========     ========      ========       ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                      --------    ----------    ----------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income........................................  $    858     $  9,842      $  1,501       $(11,343)       $    858
  Insurance Settlement, Net.........................        --       23,000            --             --          23,000
  Equity in Earnings of Subsidiaries................   (11,343)          --            --         11,343              --
  Other Adjustments and Changes.....................    11,329      (37,044)       (2,901)            --         (28,616)
                                                      --------     --------       -------       --------        --------
        Net Cash Provided (Used) by Operations......       844       (4,202)       (1,400)            --          (4,758)
                                                      --------     --------       -------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business and Assets.........        --        3,103            28             --           3,131
  Acquisition of Businesses.........................        --      (17,076)           --             --         (17,076)
  Capital Expenditures for Property, Plant and
    Equipment.......................................       (91)     (16,441)       (3,075)            --         (19,607)
                                                      --------     --------       -------       --------        --------
        Net Cash Used by Investing Activities.......       (91)     (30,414)       (3,047)            --         (33,552)
                                                      --------     --------       -------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term Debt..........   120,000           --            --             --         120,000
  Short-Term Borrowings, Net........................        --      (27,894)       (1,046)            --         (28,940)
  Repayments on Term Debt, Net......................   (34,442)      (8,188)       (2,067)            --         (44,697)
  (Increase) Decrease in amounts Due to and from
    Subsidiaries, Net...............................   (78,181)      70,091         8,090             --              --
  Other, Net........................................    (9,408)          --            --             --          (9,408)
                                                      --------     --------       -------       --------        --------
        Net Cash Provided (Used) by Financing
          Activities................................    (2,031)      34,009         4,977             --          36,955
                                                      --------     --------       -------       --------        --------
Effect of Translation Adjustment on
  Cash..............................................        --           --          (300)            --            (300)
                                                      --------     --------       -------       --------        --------
Net Increase (Decrease) in Cash and Cash
  Equivalents.......................................    (1,278)        (607)          230             --          (1,655)
Cash and Cash Equivalents at Beginning of Year......     1,444        2,200         1,155             --           4,799
                                                      --------     --------       -------       --------        --------
Cash and Cash Equivalents at End of Year............  $    166     $  1,593      $  1,385       $     --        $  3,144
                                                      ========     ========       =======       ========        ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                      --------    ----------    ----------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income........................................  $  5,890     $  8,423      $  3,142       $(11,565)       $  5,890
  Equity in Earnings of Subsidiaries................   (11,565)          --            --         11,565              --
  Other Adjustments and Changes ....................    (1,780)      (1,037)      (12,202)         3,552         (11,467)
                                                      --------     --------      --------       --------        --------
        Net Cash Provided (Used) by Operations......    (7,455)       7,386        (9,060)         3,552          (5,577)
                                                      --------     --------      --------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business and Assets.........     3,500          447           307             --           4,254
  Acquisition of Businesses.........................      (633)          51          (351)            --            (933)
  Capital Expenditures for Property, Plant and
    Equipment.......................................        --       (9,615)       (5,270)            --         (14,885)
                                                      --------     --------      --------       --------        --------
        Net Cash Provided (Used) by Investing
          Activities................................     2,867       (9,117)       (5,314)            --         (11,564)
                                                      --------     --------      --------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-Term Borrowings, Net........................        --       17,283         4,307             --          21,590
  (Repayments)/Borrowings of Term Debt..............    (3,801)      (1,795)        2,758             --          (2,838)
  (Increase) Decrease in Amounts Due to and from
    Subsidiaries, Net...............................     9,434      (14,344)        8,462         (3,552)             --
  Other, Net........................................      (384)          --            --             --            (384)
                                                      --------     --------      --------       --------        --------
        Net Cash Provided by Financing Activities...     5,249        1,144        15,527         (3,552)         18,368
                                                      --------     --------      --------       --------        --------
Effect of Translation Adjustment on
  Cash..............................................        --           --          (468)            --            (468)
                                                      --------     --------      --------       --------        --------
Net Increase (Decrease) in Cash and Cash
  Equivalents.......................................       661         (587)          685             --             759
Cash and Cash Equivalents at Beginning of Year......       783        2,787           470             --           4,040
                                                      --------     --------      --------       --------        --------
Cash and Cash Equivalents at End of Year............  $  1,444     $  2,200      $  1,155       $     --        $  4,799
                                                      ========     ========      ========       ========        ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)

A. SIGNIFICANT ACCOUNTING POLICIES

  Reclassifications

     Certain reclassifications of prior year balances have been made to conform such amounts to corresponding 1995 classifications.

  Elimination Entries

     Revenues and related Cost of Sales by individual category have been presented net of intercompany transactions.

B. LONG-TERM DEBT

     The Company's summary of scheduled debt maturities by year, description of debt and other information is disclosed in Note 7.

C. COLEVE TAX MATTER

     The Company received a letter from the IRS seeking payment of a tax liability of approximately $14.1 million plus accrued interest thereon with respect to COLEVE. See Note 9 for additional information regarding this tax matter.

D. INSURANCE SETTLEMENT

     On September 30, 1994, the Company received net proceeds of $23 million from its insurance carriers as settlement for the termination of its workover drilling contract with NIOC. See Note 11 for additional information regarding this settlement.

E. OTHER

     Notes 1 through 16 should be read in conjunction with the Condensed Consolidating Financial Statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

             UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1996

     The unaudited consolidated condensed financial statements included herein have been prepared by Energy Ventures, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                                   MARCH 31,
                                                                                      1996
                                                                                 --------------
                                                                                 (IN THOUSANDS)
CURRENT ASSETS:
  Cash and Cash Equivalents..................................................       $  5,924
  Accounts Receivable, Net of Allowance for Uncollectible Accounts of
     $654,000 at March 31, 1996 and $615,000 at December 31, 1995............         98,450
  Inventories................................................................        117,585
  Materials and Supplies.....................................................         10,556
  Prepaid Expenses and Other.................................................         14,313
                                                                                    --------
                                                                                     246,828
                                                                                    --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF ACCUMULATED DEPRECIATION......        192,988
EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS OF BUSINESSES ACQUIRED,
  NET........................................................................         37,419
OTHER ASSETS.................................................................         18,660
                                                                                    --------
                                                                                    $495,895
                                                                                    ========
                           LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings, Primarily Under Revolving Lines of Credit...........       $ 20,772
  Current Maturities of Long-Term Debt.......................................          4,125
  Accounts Payable...........................................................         50,828
  Other Accrued Liabilities..................................................         23,740
                                                                                    --------
                                                                                      99,465
                                                                                    --------
LONG-TERM DEBT...............................................................        124,838
DEFERRED INCOME TAXES, NET...................................................         33,018
OTHER LIABILITIES............................................................          6,172
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' INVESTMENT:
  Common Stock...............................................................         18,542
  Capital in Excess of Par Value.............................................        158,297
  Retained Earnings..........................................................         64,514
  Cumulative Foreign Currency Translation Adjustment.........................         (7,047)
  Treasury Stock, at Cost....................................................         (1,904)
                                                                                    --------
                                                                                     232,402
                                                                                    --------
                                                                                    $495,895
                                                                                    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                              THREE MONTHS
                                                                            ENDED MARCH 31,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
                                                                             (IN THOUSANDS,
                                                                                 EXCEPT
                                                                           PER SHARE AMOUNTS)
REVENUES................................................................  $110,042     $72,660
                                                                          --------     -------
COSTS AND EXPENSES:
  Cost of Sales.........................................................    83,540      53,156
  Selling, General and Administrative Attributable to Segments..........    14,368      11,594
  Corporate General and Administrative..................................     1,364       1,256
                                                                          --------     -------
OPERATING INCOME........................................................    10,770       6,654
                                                                          --------     -------
OTHER INCOME (EXPENSE):
  Interest Expense, Net.................................................    (3,973)     (3,965)
  Other, Net............................................................      (111)        (59)
                                                                          --------     -------
INCOME BEFORE INCOME TAXES..............................................     6,686       2,630
PROVISION FOR INCOME TAXES..............................................     2,339         999
                                                                          --------     -------
NET INCOME..............................................................  $  4,347     $ 1,631
                                                                          ========     =======
NET INCOME PER COMMON SHARE.............................................  $   0.24     $  0.13
                                                                          ========     =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..............................    18,421      12,659
                                                                          ========     =======

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                              THREE MONTHS
                                                                             ENDED MARCH 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.............................................................  $ 4,347     $ 1,631
  Adjustments to Reconcile Net Income to Net Cash Provided (Used) by
     Operations:
     Depreciation and Amortization.......................................    6,180       4,463
     Deferred Income Tax Provision.......................................       37         197
     Oil Country Tubular Ltd. Deposit....................................   (8,000)         --
     Gain on Sale of Assets..............................................      (38)        (19)
     Provision for Uncollectible Accounts Receivable.....................      201          72
     Change in Operating Assets and Liabilities, Net of Effects of
      Business Acquired..................................................   (7,025)     (6,839)
                                                                           -------     -------
          Net Cash Used by Operating Activities..........................   (4,298)       (495)
                                                                           -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Business, Net of Cash Acquired..........................     (608)         --
  Capital Expenditures for Property, Plant and Equipment.................   (7,270)     (5,296)
  Other, Net.............................................................      228         302
                                                                           -------     -------
          Net Cash Used by Investing Activities..........................   (7,650)     (4,994)
                                                                           -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings Under Revolving Lines of Credit, Net........................   15,946       4,781
  Repayments on Term Debt................................................   (2,720)       (895)
  Other, Net.............................................................      123         (38)
                                                                           -------     -------
          Net Cash Provided by Financing Activities......................   13,349       3,848
                                                                           -------     -------
EFFECT OF TRANSLATION ADJUSTMENT ON CASH.................................        6        (193)
                                                                           -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................    1,407      (1,834)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........................    4,517       3,144
                                                                           -------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............................  $ 5,924     $ 1,310
                                                                           =======     =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest Paid, Net of Amounts Capitalized..............................  $ 6,980     $ 6,962
  Income Taxes Paid, Net of Refunds......................................  $   929     $   392

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) GENERAL

     The unaudited consolidated condensed financial statements included herein have been prepared by Energy Ventures, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements reflect all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for the fair presentation of such financial statements for the interim periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the interim information presented not misleading, certain information relating to the Company's organization and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted in this Form 10-Q pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. The results of operations for the three month period ended March 31, 1996 are not necessarily indicative of the results expected for the full year.

(2) INVENTORIES

     Inventories by category are as follows:

                                                                                   DECEMBER
                                                                     MARCH 31,        31,
                                                                       1996          1995
                                                                     ---------     ---------
                                                                         (IN THOUSANDS)
    Raw materials and components...................................  $  54,945     $  61,578
    Work in process................................................     17,716        17,167
    Finished goods.................................................     44,924        39,191
                                                                       -------       -------
                                                                     $ 117,585     $ 117,936
                                                                       =======       =======

     Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

(3) ACQUISITION

     On June 30, 1995, the Company acquired Prideco, Inc. ("Prideco") in a transaction which involved the issuance of approximately 2.25 million shares of Common Stock. The acquisition is expected to provide the Company with greater manufacturing and marketing efficiencies by allowing for a consolidation of overhead, reduced distribution and marketing costs and a rationalization of manufacturing operations. The allocation of the purchase price to the fair market value of the net assets acquired is based on the preliminary estimate of fair market value and may be revised when additional information concerning asset and liability valuations is obtained.

     The following table presents selected unaudited consolidated financial information for the Company on a pro forma basis assuming the Prideco acquisition had occurred on January 1, 1995. The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1995, or that may be achieved in the future.

                                                                            QUARTER ENDED
                                                                           MARCH 31, 1995
                                                                      -------------------------
                                                                      (IN THOUSANDS, EXCEPT PER
                                                                            SHARE AMOUNT)
    Revenues........................................................           $86,881
    Net Income......................................................           $ 2,234
    Net Income Per Common Share.....................................           $  0.15

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

(4) LONG-TERM DEBT

     On March 24, 1994, the Company sold pursuant to a private placement $120 million of 10.25% Senior Notes due 2004. In July 1994, substantially all of these notes were exchanged for a substantially identical series of 10.25% Senior Notes due 2004 with semi-annual interest payments in March and September. Both issues of Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. See Note 7.

(5) CONTINGENCIES

     In August of 1994, the Company received a letter from the United States Internal Revenue Service ("IRS") proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of a joint venture ("COLEVE") with Columbia Gas Development Corporation. In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's consolidated financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its consolidated results of operations or financial position.

(6) RECLASSIFICATIONS

     Certain reclassifications of prior period balances have been made to conform such amounts to corresponding March 31, 1996 classifications.

(7) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The $120 million Senior Notes which are described in Note 4 are unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company. Accordingly, the following condensed consolidating balance sheets as of March 31, 1996 and December 31, 1995, and the related condensed consolidating statements of income and cash flows for the three month periods ended March 31, 1996 and 1995, have been provided. The condensed consolidating financial statements herein are followed by notes which are an integral part of these statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

(7) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEETS
                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                   NON-
                                                       PARENT     GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                                      --------    ----------    ----------    ------------    ------------
CURRENT ASSETS:
  Cash and Cash Equivalents.........................  $     78    $   4,721      $  1,125      $       --       $  5,924
  Other Current Assets..............................     1,567      200,452        38,885              --        240,904
                                                      --------    ---------       -------       ---------       --------
                                                         1,645      205,173        40,010              --        246,828
                                                      --------    ---------       -------       ---------       --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION..........................     1,068      176,094        15,826              --        192,988
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES, NET....   342,884     (161,218)       16,682        (198,348)            --
OTHER ASSETS........................................     4,838       53,848        (2,607)             --         56,079
                                                      --------    ---------       -------       ---------       --------
                                                      $350,435    $ 273,897      $ 69,911      $ (198,348)      $495,895
                                                      ========    =========       =======       =========       ========

                                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings.............................  $     --    $  16,946      $  3,826      $       --       $ 20,772
  Current Maturities of Long-Term Debt..............        --        3,916           209              --          4,125
  Accounts Payable and Other Accrued Liabilities....     2,291       61,864        10,413              --         74,568
                                                      --------    ---------       -------       ---------       --------
                                                         2,291       82,726        14,448              --         99,465
                                                      --------    ---------       -------       ---------       --------
LONG-TERM DEBT......................................   120,000        4,279           559              --        124,838
OTHER LIABILITIES...................................    (4,258)      23,530        19,918              --         39,190
                                                      --------    ---------       -------       ---------       --------
STOCKHOLDERS' INVESTMENT............................   232,402      163,362        34,986        (198,348)       232,402
                                                      --------    ---------       -------       ---------       --------
                                                      $350,435    $ 273,897      $ 69,911      $ (198,348)      $495,895
                                                      ========    =========       =======       =========       ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

(7) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                          --------   ----------   ----------   ------------   ------------
CURRENT ASSETS:
  Cash and Cash Equivalents.............................  $    532   $   2,985     $  1,000     $       --      $  4,517
  Other Current Assets..................................     1,564     208,342       35,151             --       245,057
                                                          --------    --------      -------      ---------      --------
                                                             2,096     211,327       36,151             --       249,574
                                                          --------    --------      -------      ---------      --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION..............................       159     177,945       14,598             --       192,702
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES, NET........   342,844    (169,154)      18,417       (192,107)           --
OTHER ASSETS............................................     4,969      47,079       (3,264)            --        48,784
                                                          --------    --------      -------      ---------      --------
                                                          $350,068   $ 267,197     $ 65,902     $ (192,107)     $491,060
                                                          ========    ========      =======      =========      ========

                                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings.................................  $     --   $     795     $  4,031     $       --      $  4,826
  Current Maturities of Long-Term Debt..................        --       5,484          410             --         5,894
  Accounts Payable and Other Accrued Liabilities........     4,055      72,451        9,890             --        86,396
                                                          --------    --------      -------      ---------      --------
                                                             4,055      78,730       14,331             --        97,116
                                                          --------    --------      -------      ---------      --------
LONG-TERM DEBT..........................................   120,000       6,262          587             --       126,849
OTHER LIABILITIES.......................................    (2,053)     22,394       18,688             --        39,029
                                                          --------    --------      -------      ---------      --------
STOCKHOLDERS' INVESTMENT................................   228,066     159,811       32,296       (192,107)      228,066
                                                          --------    --------      -------      ---------      --------
                                                          $350,068   $ 267,197     $ 65,902     $ (192,107)     $491,060
                                                          ========    ========      =======      =========      ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

(7) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                           -------   ----------   ----------   ------------   ------------
REVENUES.................................................  $    --    $ 90,305     $ 19,737      $     --       $110,042
COSTS AND EXPENSES.......................................    1,364      82,767       15,141            --         99,272
                                                           --------   --------     --------      --------       --------
OPERATING INCOME (LOSS)..................................   (1,364)      7,538        4,596            --         10,770
                                                           --------   --------     --------      --------       --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.........................   (3,326)       (639)          21            --         (3,944)
  Equity in Subsidiaries, Net of Taxes...................    6,393          --           --        (6,393)            --
  Other, Net.............................................        6         (31)        (115)           --           (140)
                                                           --------   --------     --------      --------       --------
INCOME BEFORE INCOME TAXES...............................    1,709       6,868        4,502        (6,393)         6,686
PROVISION (BENEFIT) FOR INCOME TAXES.....................   (2,638)      3,316        1,661            --          2,339
                                                           --------   --------     --------      --------       --------
NET INCOME...............................................  $ 4,347    $  3,552     $  2,841      $ (6,393)      $  4,347
                                                           ========   ========     ========      ========       ========

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1995
                                 (IN THOUSANDS)

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                           -------   ----------   ----------   ------------   ------------
REVENUES.................................................  $    --    $ 60,413     $ 12,247      $     --       $ 72,660
COSTS AND EXPENSES.......................................    1,256      54,537       10,213            --         66,006
                                                           --------   --------     --------      --------       --------
OPERATING INCOME (LOSS)..................................   (1,256)      5,876        2,034            --          6,654
                                                           --------   --------     --------      --------       --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net ........................   (2,133)     (1,927)         102            --         (3,958)
  Equity in Subsidiaries, Net of Taxes...................    4,082          --           --        (4,082)            --
  Other, Net.............................................        3         158         (227)           --            (66)
                                                           --------   --------     --------      --------       --------
INCOME BEFORE INCOME TAXES...............................      696       4,107        1,909        (4,082)         2,630
PROVISION (BENEFIT) FOR INCOME TAXES.....................     (935)      1,471          463            --            999
                                                           --------   --------     --------      --------       --------
NET INCOME...............................................  $ 1,631    $  2,636     $  1,446      $ (4,082)      $  1,631
                                                           ========   ========     ========      ========       ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

(7) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                                     NON-
                                                           PARENT    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                           -------   ----------   ----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.............................................  $ 4,347    $  3,552     $  2,841      $ (6,393)      $  4,347
  Equity in Earnings of Subsidiaries.....................   (6,393)         --           --         6,393             --
  Other Adjustments and Changes..........................   (5,813)     (1,579)      (1,253)           --         (8,645)
                                                           -------     -------      -------       -------        -------
        Net Cash Provided (Used) by Operations...........   (7,859)      1,973        1,588            --         (4,298)
                                                           -------     -------      -------       -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Business, Net of Cash Acquired..........       --        (608)          --            --           (608)
  Capital Expenditures for Property, Plant and
    Equipment............................................      (33)     (5,420)      (1,817)           --         (7,270)
  Other, Net.............................................       --         224            4            --            228
                                                           -------     -------      -------       -------        -------
        Net Cash Used by Investing Activities............      (33)     (5,804)      (1,813)           --         (7,650)
                                                           -------     -------      -------       -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings Under Revolving Lines
    of Credit............................................       --      16,130         (184)           --         15,946
  Repayments on Term Debt................................       --      (2,627)         (93)           --         (2,720)
  (Increase) Decrease in amounts due to and from
    Subsidiaries, Net....................................    7,318      (7,936)         618            --             --
  Other, Net.............................................      120          --            3            --            123
                                                           -------     -------      -------       -------        -------
        Net Cash Provided by Financing Activities........    7,438       5,567          344            --         13,349
                                                           -------     -------      -------       -------        -------
Effect of Translation Adjustment on Cash.................       --          --            6            --              6
                                                           -------     -------      -------       -------        -------
Net Increase (Decrease) in Cash and Cash Equivalents.....     (454)      1,736          125            --          1,407
Cash and Cash Equivalents at Beginning of Period.........      532       2,985        1,000            --          4,517
                                                           -------     -------      -------       -------        -------
Cash and Cash Equivalents at End of Period...............  $    78    $  4,721     $  1,125      $     --       $  5,924
                                                           =======     =======      =======       =======        =======

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                          ---------------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
Prospectus Summary........................     3
Risk Factors..............................     8
The Company...............................    11
Recent Developments.......................    11
Use of Proceeds...........................    13
Price Range of Common Stock and Dividend
  Policy..................................    14
Capitalization............................    15
Pro Forma Condensed Consolidated
  Statements of Income....................    16
Selected Consolidated Financial Data......    21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    22
Business..................................    32
Management................................    51
Principal Stockholders....................    53
Selling Stockholders......................    54
Description of Capital Stock..............    55
Underwriting..............................    57
Legal Matters.............................    58
Experts...................................    58
Index to Consolidated Financial
  Statements..............................   F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                3,500,000 SHARES


                                  [EVI LOGO]

                             ENERGY VENTURES, INC.

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                                           , 1996
                          ---------------------------

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           JEFFERIES & COMPANY, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                            SCHRODER WERTHEIM & CO.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this Offering are:


    Securities and Exchange Commission Registration Fee.......................   $ 46,106*
    New York Stock Exchange Listing Fee.......................................     14,500
    NASD Filing Fee...........................................................     14,554*
    Legal Fees and Expenses...................................................    100,000**
    Accounting Fees and Expenses..............................................    100,000
    Blue Sky Fees and Expenses (including legal fees).........................      7,000*
    Printing Expenses.........................................................     80,000
    Transfer Agent and Registrar Fees.........................................      5,000
    Miscellaneous.............................................................     92,840
                                                                                 --------
         Total................................................................   $460,000
                                                                                 ========


- ---------------


 * GulfMark will pay its pro rata portion of such expenses.



** Includes approximately $5,000 of expenses to be paid by the Selling
   Stockholders.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law. Messrs. David J. Butters, Eliot M. Fried and Robert B. Millard, employees of Lehman Brothers Inc. ("Lehman"), constitute three of the eight members of the Board of Directors of the Company. Under the restated certificates of incorporation, as amended to date, of Lehman and its parent, Lehman Brothers Holdings Inc. ("Holdings"), both Delaware corporations, Messrs. Butters, Fried and Millard, in their capacity as directors of the Company, are to be indemnified by Lehman and Holdings to the fullest extent permitted by Delaware law. Messrs. Butters, Fried and Millard are serving as directors of the Company at the request of Lehman and Holdings.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes. Messrs. Butters, Fried and Millard are insured against certain liabilities which they may incur in their capacity as directors pursuant to insurance maintained by Holdings.

ITEM 16. EXHIBITS.


        +1.1         -- Form of Underwriting Agreement.
         2.1         -- Agreement and Plan of Merger dated as of May 22, 1995, as amended by
                        Amendment No. 1 dated as of June 30, 1995, by and among Prideco,
                        Inc., Christiana Companies, Inc., William Chunn, Donald Morris,
                        Sandra Hamilton, Energy Ventures, Inc. and Grant Acquisition Company
                        (incorporated by reference to Exhibit No. 2.1 to Form 8-K, File
                        0-7265, filed July 12, 1995).
         2.2         -- Agreement and Plan of Merger dated as of June 21, 1996, between
                        Energy Ventures, Inc., TCA Acquisition, Inc. and Tubular Corporation
                        of America (incorporated by reference to Exhibit 2.1 to Form 8-K,
                        File 0-7265, filed June 24, 1996).
         2.3         -- Form of Stockholder Agreement and Representation Letter dated June
                        21, 1996, between Energy Ventures, Inc. and stockholders of Tubular
                        Corporation of America (incorporated by reference to Exhibit 2.2 to
                        Form 8-K, File 0-7265, filed June 24, 1996).
         2.4         -- Asset Purchase Agreement dated as of June 21, 1996, by and between
                        Energy Ventures, Inc. and Mallard Bay Drilling, Inc. and Noble
                        Drilling (West Africa) Inc. and Noble Drilling Corporation
                        (incorporated by reference to Exhibit 2.3 to Form 8-K, File 0-7265, filed June 24, 1996).
         3.1         -- Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form
                        S-3; Registration No. 333-03407).
         3.2         -- By-laws of the Company, as amended (incorporated by reference to
                        Exhibit No. 3.2 to Form 10-K, File 0-7265, filed March 1, 1994).
         4.1         -- See Exhibits Nos. 3.1 and 3.2 for provisions of the Restated
                        Certificate of Incorporation and amended By-laws of the Company defining the rights of the holders of Common Stock.
         4.2         -- Indenture dated March 15, 1994, among Energy Ventures, Inc., as
                        Issuer, the Subsidiary Guarantors party thereto, as Guarantors, and
                        Chemical Bank, as Trustee (incorporated by reference to Form 8-K,
                        File 0-7265, filed April 5, 1994).
         4.3         -- Specimen 10 1/4% Senior Note due 2004 of Energy Ventures, Inc.
                        (incorporated by reference to Form 8-K, File 0-7265, filed April 5,
                        1994).
         4.4         -- First Supplemental Indenture by and among Energy Ventures, Inc.,
                        Prideco and Chemical Bank, as trustee, dated June 30, 1995
                        (incorporated by reference to Exhibit No. 4.4 to the Registration
                        Statement on Form S-3; Registration No. 33-61933).
        +5.1         -- Opinion of Fulbright & Jaworski L.L.P.
       +23.1         -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
       *23.2         -- Consent of Arthur Andersen LLP.
       *23.3         -- Consent of Arthur Andersen LLP, with respect to the financial statements of Prideco, Inc.
       *23.4         -- Consent of Arthur Andersen LLP, with respect to the financial statements of Tubular Corporation of America.
      **24.1         -- Powers of Attorney from certain members of the Board of Directors of the Company (contained on page II-4).


- ---------------

 * Filed herewith.


** Previously filed.


 + To be filed by amendment.

     As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreement to the Commission upon request.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 26, 1996.


                                            ENERGY VENTURES, INC.


                                            By:  /s/ BERNARD J. DUROC-DANNER
                                               --------------------------------
                                                  Bernard J. Duroc-Danner
                                                 President, Chief Executive
                                                    Officer and Director
                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                      DATE
- ---------------------------------------------  --------------------------------   ---------------
         /s/  BERNARD J. DUROC-DANNER          President, Chief Executive          June 26, 1996
- ---------------------------------------------    Officer and Director
           Bernard J. Duroc-Danner               (Principal Executive Officer)

                  /s/  JAMES G. KILEY          Vice President and Chief            June 26, 1996
- ---------------------------------------------    Financial Officer (Principal
               James G. Kiley                    Financial Officer)

               /s/  FRANCES R. POWELL          Vice President, Accounting and      June 26, 1996
- ---------------------------------------------    Controller (Principal
              Frances R. Powell                  Accounting Officer)

                          *                    Director and Chairman of the Board  June 26, 1996
- ---------------------------------------------
              David J. Butters

                          *                    Director                            June 26, 1996
- ---------------------------------------------
               Uriel E. Dutton

                          *                    Director                            June 26, 1996
- ---------------------------------------------
               Eliot M. Fried

                          *                    Director                            June 26, 1996
- ---------------------------------------------
              Sheldon S. Gordon

                          *                    Director                            June 26, 1996
- ---------------------------------------------
              Sheldon B. Lubar

                          *                    Director                            June 26, 1996
- ---------------------------------------------
              Robert B. Millard

                          *                    Director                            June 26, 1996
- ---------------------------------------------
               Robert A. Rayne

        By:       /s/ JAMES G. KILEY
- ---------------------------------------------
     James G. Kiley, as Attorney-in-fact
      for each of the persons indicated

                               INDEX TO EXHIBITS


  NUMBER                                   EXHIBIT
- ---------- ------------------------------------------------------------------------
   23.2    -- Consent of Arthur Andersen LLP.
   23.3    -- Consent of Arthur Andersen LLP, with respect to the financial statements of Prideco, Inc.
   23.4    -- Consent of Arthur Andersen LLP, with respect to the financial statements of Tubular Corporation of America.